Filed Pursuant to Rule 424(B)(3)
Registration File Number: 333-139152

BUCS FINANCIAL CORP

MERGER PROPOSED—

YOUR VOTE IS VERY IMPORTANT

Dear BUCS Stockholders:

On September 5, 2006, BUCS Financial Corp (“BUCS”) and Community Banks, Inc. (“Community”) signed an agreement, the details of which are described in this prospectus/proxy statement, pursuant to which BUCS will merge with and into Community, with Community as the surviving corporation. A copy of the merger agreement, as amended and restated, not including the exhibits and schedules, is attached to this prospectus/proxy statement as Appendix A.

As a result of the merger, you will be entitled to receive, at your election, subject to certain limits, approximately $24.00 worth of Community common stock or $24.00 in cash for each share of BUCS common stock you own, subject to possible adjustments that are described in the prospectus/proxy statement. You will recognize gain or loss for federal income tax purposes on any cash you receive as a result in the merger, including any cash you receive instead of fractional shares of Community common stock or exercise of your dissenters’ rights, but you will not recognize gain or loss for federal income tax purposes on any Community common stock you receive in the merger.

For a discussion of risks in connection with the merger, see “Risk Factors” beginning on page 15.

Community is a financial holding company headquartered in Harrisburg, Pennsylvania, with total assets of approximately $3.4 billion as of September 30, 2006. Community common stock is traded on the NASDAQ Global Select Market under the trading symbol “CMTY.”

We cannot complete the merger unless we obtain the necessary government approvals and approval of our stockholders. We have scheduled a special meeting for our stockholders to vote on the approval of the merger agreement. The meeting will be held at 5:00 p.m., on March 21, 2007, at the offices of BUCS Federal Bank, 10802 Red Run Boulevard, Owings Mills, Maryland 21117.

It is very important that your shares be represented and voted at the meeting, regardless of whether you plan to attend in person. To assure that your shares are represented on this very important matter, please sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope whether or not you plan to attend the meeting. If you hold shares in your own name and do attend, you may revoke your proxy and vote your shares in person at the meeting.

Our board of directors has determined that the terms of the merger agreement and the merger are fair to and in the best interests of BUCS and its stockholders and has unanimously approved the merger agreement. Therefore, the BUCS board of directors unanimously recommends that BUCS stockholders vote in favor of the approval of the merger agreement.

Date: February 6, 2007	/s/ Herbert J. Moltzan
Herbert J. Moltzan President and CEO

The shares of Community common stock to be issued in this merger are not savings accounts, deposits, or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated February 6, 2007 and was first mailed to stockholders of BUCS Financial Corp on or about February 9, 2007.

BUCS FINANCIAL CORP

10455 MILL RUN CIRCLE

OWINGS MILLS, MD 21117

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 21, 2007

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of BUCS Financial Corp (“BUCS”) will be held at 5:00 p.m., on March 21, 2007 at the offices of BUCS Federal Bank, 10802 Red Run Boulevard, Owings Mills, Maryland 21117, for the following purposes:

1. To consider and vote on a proposal for approval of the Merger Agreement, dated as of September 5, 2006, as amended and restated as of February 1, 2007, by and between Community Banks, Inc. (“Community”) and BUCS, pursuant to which, among other things, BUCS would merge into Community, and the holders of BUCS common stock would have the right to receive, at their election subject to certain limitations, $24.00 in cash or approximately $24.00 worth of Community common stock for each share of BUCS common stock that they own (with cash to be distributed instead of issuing fractional shares), subject to the terms and conditions contained therein.

2. To adjourn the special meeting, if necessary, to solicit additional proxies.

3. To consider and act on such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on January 31, 2007 will be entitled to notice of, and to vote at, the meeting or any adjournment or postponement thereof. The affirmative vote of two-thirds of the outstanding shares of BUCS common stock is required to approve the merger. Information regarding voting rights and the business to be transacted at the meeting is given in the accompanying prospectus/proxy statement.

Under Maryland law, you have the right to exercise dissenters’ rights in connection with the merger. This means that if you comply with the procedures for perfecting dissenters’ rights under Maryland law, you are entitled to have the fair value of your shares determined by a court and to receive a cash payment based on that valuation instead of the consideration to be paid in the merger.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, the board of directors of BUCS urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope or follow the instructions on the proxy card to vote.

By Order of the Board of Directors,

Herbert J. Moltzan

President and CEO

Owings Mills, Maryland

February 6, 2007

IMPORTANT

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD USING THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF YOU ARE A RECORD STOCKHOLDER AND FOR ANY REASON YOU SHOULD DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED AT THE MEETING.

i

ii

WHERE YOU CAN FIND MORE INFORMATION

This document incorporates important business and financial information about Community that is not included in or delivered with this document. You may read and copy any materials Community has filed with the Securities and Exchange Commission at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also visit the Commission’s web site at www.sec.gov to obtain reports, proxy and information statements, and other information that Community has filed electronically.

Copies of any of these documents without their exhibits are also available without charge to any person to whom we deliver this document. You must make a written or oral request to Community Banks, Inc., 777 East Park Drive, Harrisburg, Pennsylvania 17111, Attention: Shareholder Relations. In order to ensure timely delivery of the documents, any request should be made at least five business days before you must make your investment decision, or no later than March 14, 2007. You may also obtain information about Community from its web site, www.communitybanks.com.

iii

A CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements about the transaction and Community within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements containing the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts,” “intends,” “seeks,” “will,” “may,” “should,” “would,” “continues,” “hope” and similar expressions, or the negative of these terms, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect.

Although Community believes its plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that its plans, intentions or expectations will be achieved. Accordingly, you should not place undue reliance on them. Listed below, and discussed elsewhere in this document (in particular under “Risk Factors” on page 15), are some important risks, uncertainties and contingencies that could cause Community’s actual results, performances or achievements to be materially different from the forward-looking statements made in or incorporated into this document, particularly if the transaction is not completed. These factors, risks, uncertainties and contingencies include, but are not limited to, the following:

•

general economic or business conditions, either nationally, regionally or in the Pennsylvania or Maryland communities in which either Community or BUCS does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	inflation, market and monetary fluctuations;

•	changes in the interest rate environment that may reduce interest margins or otherwise negatively affect either company;

•

Community’s ability to complete the merger, to integrate successfully the assets, liabilities, customers, systems and management personnel Community acquires into its operations, and to realize expected cost savings and revenue enhancements within expected timeframes;

•

the possibility that expected merger-related charges are materially greater than forecasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at the effective date of the merger and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different from those forecasted;

•	customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•	deposit attrition, customer loss or revenue loss following the merger may be greater than expected;

•	significant increases in competitive pressure among depository and other financial institutions;

•	Community’s timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;

•	the willingness of customers to substitute competitors’ products and vice versa;

•	Community’s and its third party vendor’s ability to convert and maintain Community’s and BUCS data processing and related systems on a timely and acceptable basis and within projected cost estimates;

•

the impact of changes in financial services policies, laws and regulations, including laws, regulations, policies and practices concerning taxes, banking, capital, liquidity, proper accounting treatment, securities and insurance, and the application thereof by regulatory bodies and the impact of changes in and interpretations of generally accepted accounting principles;

•	the merger may not close on the expected closing date or it may not close at all;

•	the conditions to closing, including the receipt of stockholder and all necessary regulatory approvals, may not be satisfied;

•	adverse changes may occur in the securities markets;

•	competitors of Community may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Community;

•	technological changes;

•	changes in consumer spending and savings habits;

•	regulatory or judicial proceedings;

•	changes in asset quality; and

•	Community’s success in managing the risks involved in the foregoing, as applicable.

The effects of these factors are difficult to predict. New factors emerge from time to time, and we cannot assess the impact of any such factor on BUCS’ or Community’s business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this document. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Community or BUCS or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Community and BUCS undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in the companies’ respective reports and documents filed with the Securities and Exchange Commission.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What are the BUCS stockholders being asked to approve?

A:	BUCS stockholders are being asked to approve the merger and the merger agreement pursuant to which BUCS will merge with and into Community Banks, Inc., with Community as the surviving entity.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this document, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the special meeting.

Q:	If my shares are held in “street name” by a broker, will my broker vote my shares for me?

A:	No. If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Your broker does not have discretionary authority to vote on the merger. Accordingly, your broker will vote your shares held by it in “street name” with respect to the merger proposal only if you provide instructions to it on how to vote. You should follow the directions your broker provides.

Q:	What percentage of the BUCS stockholders is required to approve the merger?

A:	Approval of the merger requires the affirmative vote of a two-thirds of the outstanding shares of BUCS common stock.

Q:	What if I don’t vote?

A:	If you fail to respond with a vote on the merger proposal, it will have the same effect as a vote against the merger. If you respond but do not indicate in your response how you want to vote on the merger, your proxy will be counted as a vote in favor of the merger. If you respond and indicate that you are abstaining from voting, your proxy will have the same effect as a vote against the merger.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	by submitting a written statement that you would like to revoke your proxy to the Secretary of BUCS before the meeting;

•	by submitting a new proxy before the meeting; or

•	if you are a holder of record, by attending the meeting and voting in person.

If your shares are held in an account at a broker, you should contact your broker to change your vote.

Q:	What will BUCS stockholders receive for their BUCS common stock in the merger?

A:	For each share of BUCS common stock that you own, you may request to receive:

(1) $24.00 in cash; or

(2) common stock of Community worth approximately $24.00, with the exact number of such shares to determined based on the average closing price of Community common stock prior to the merger. The actual number of shares of Community common stock to be exchanged for a share of BUCS common stock is described in greater detail under the caption “Approval of the Merger Agreement—The Merger Agreement—Merger Consideration; Exchange Ratio” beginning on page 37.

Stockholders will be able to elect to receive cash, shares of Community common stock, or a combination of cash and stock for their shares of BUCS common stock, subject to the allocation and prorationing mechanism described in this prospectus/proxy statement in greater detail under the caption “Approval of the Merger Agreement—The Merger Agreement—Election Procedures” beginning on page 37 and “Approval of the Merger Agreement—The Merger Agreement—Allocation; Proration” beginning on page 38.

Q:	Are stockholders guaranteed to receive the amount of cash or stock that they request?

A:	No. Pursuant to the merger agreement, the number of shares of BUCS common stock to be exchanged for Community common stock must be 65%, and the number of shares of BUCS common stock to be exchanged for cash must be 35%, of the total number of shares of BUCS common stock outstanding prior to the merger. It is possible, therefore, that you could receive a different proportion of stock and cash than you elected. Community will make any allocation adjustments after the closing of the merger, based on the election forms that were timely received. See “Approval of the Merger Agreement—The Merger Agreement—Allocation; Proration” beginning on page 38 for additional information.

Q:	Can the value of the merger change between now and the time that the merger is completed?

A:	Yes. The value of the portion of the aggregate merger consideration composed of Community common stock can change, although the cash portion of the consideration will not change. The exchange ratio for the merger is a “floating”—rather than a “fixed”—exchange ratio, meaning that the number of shares of Community common stock to be issued in the merger for each share of BUCS common stock will increase or decrease within certain parameters based upon the average closing price of Community common stock prior to the merger in order to ensure that the value of Community common stock will equal $24.00 (based upon the average closing price of Community common stock), so long as the average closing price of Community common stock is not less than $20.90. Pursuant to the merger agreement, the exchange ratio will not exceed 1.1485.

Q:	Should I send in my stock certificates with my proxy card?

A:	No. You should send your stock certificates to the exchange agent along with the election form in which you will indicate your preferred form of merger consideration. An election form will be mailed to you separately from, but at the same time as or immediately following this prospectus/proxy statement. See “Approval of the Merger Agreement—The Merger Agreement—Election Procedures” beginning on page 37.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy card, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Herbert J. Moltzan

President and Chief Executive Officer

BUCS Financial Corp

10455 Mill Run Circle

Owings Mills, MD 21117

(443) 394-0047

SUMMARY

The following is a summary of certain information about the merger that may also be contained elsewhere in this prospectus/proxy statement. This summary is not intended to be a summary of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained elsewhere in this prospectus/proxy statement, including the appendices hereto. All stockholders are urged to review the entire prospectus/proxy statement and appendices carefully. The page references after each heading tell you where in the prospectus/proxy statement there is more information about that item.

BUCS Will Merge With and Into Community (see page 23)

Subject to the terms and conditions of a merger agreement entered into on September 5, 2006, as amended and restated as of February 1, 2007 and in accordance with Maryland and Pennsylvania law, at the completion of the merger BUCS will merge with and into Community. Community will be the surviving corporation. Community’s articles of incorporation and bylaws will be the articles of incorporation and bylaws of the combined company.

Based on the number of shares of BUCS common stock outstanding and the $24.00 per share merger consideration, the aggregate purchase price for all of the outstanding shares of BUCS common stock is approximately $22.6 million.

Merger Consideration (see page 37)

When we complete the merger, each outstanding share of BUCS common stock will be converted into the right to receive (i) approximately $24.00 worth of shares of Community common stock (subject to adjustment and capped at a maximum of 1.1485 shares of Community common stock for each share of BUCS common stock) or (ii) $24.00 cash. Stockholders that own more than one share of BUCS common stock can also elect to receive a combination of cash and Community common stock in exchange for their shares of BUCS common stock. BUCS stockholders who receive shares of Community common stock and would otherwise be entitled to a fraction of a whole share of Community common stock will instead receive an amount in cash equal to the product of such fraction (of a share) multiplied by the closing sales price of Community common stock on the effective date of the merger. Sixty-five percent of the aggregate merger consideration will be paid in Community common stock and the balance will be paid in cash.

We refer to the number of shares of Community common stock that will be exchanged for one share of BUCS common stock as the “exchange ratio.” The exchange ratio for the merger is a “floating”—rather than a “fixed”—exchange ratio, meaning that that the number of shares of Community common stock to be issued in the merger for each share of BUCS common stock will increase or decrease based upon the market value of Community’s common stock prior to the merger in order to ensure that the value of shares of Community common stock exchanged for one share of BUCS common stock will equal $24.00 (based upon the average closing price of Community common stock), so long as the average closing price of Community common stock is not less than $20.90 (at which point the exchange ratio becomes fixed at 1.1485). The exchange ratio will be determined by reference to the average of the closing price of the Community common stock on the Nasdaq Global Select Market for the 10 consecutive trading days ending on the second trading day prior to the effective date of the merger, which we refer to as the “market value” of the Community common stock. Pursuant to the merger agreement, however, the exchange ratio will not exceed 1.1485. Therefore, if the market value of Community’s common stock falls below $20.90, the value of the Community common stock consideration will fall below $24.00.

Holders of options to purchase BUCS common stock will be paid a per-share amount equal to the difference between $24.00 and the exercise price of their options, and their options will be cancelled.

Set forth below is a table showing a range of hypothetical market values along with the corresponding exchange ratio (rounded to 4 decimal places). This table is for illustrative purposes only. The actual prices at which shares of Community common stock trade during the applicable determination period will establish the market value used to determine the actual exchange ratio. The average closing price during the ten-day trading period ending two trading days before the merger and thus the actual exchange ratio may differ from the examples below and will not be determinable until the second trading day before the effective date of the merger.

Hypothetical Community Common Stock Market Value	Exchange Ratio
$29.00	.8276
$28.00	.8571
$27.50	.8727
$27.00	.8889
$26.75	.8972
$26.50	.9057
$26.25	.9143
$26.00	.9231
$25.75	.9321
$25.50	.9412
$25.25	.9505
$25.00	.9600
$24.50	.9796
$24.00	1.0000
$23.00	1.0435
$22.00	1.0909
$21.00	1.1429
$20.90	1.1483
$20.89 and below	1.1485	*

*	Without the cap, the exchange ratio at $20.89 market value would be 1.1488

As discussed above, because the exchange ratio is capped at 1.1485, if the market value of Community common stock falls below $20.90, the value of Community common stock received in the merger will be less than $24.00 per BUCS share. The following table shows a range of hypothetical market values of Community common stock and the implied value of a share of BUCS common stock based on the maximum 1.1485 exchange ratio:

HYPOTHETICAL MARKET VALUE OF COMMUNITY COMMON STOCK	IMPLIED VALUE OF BUCS COMMON STOCK
$20.90	$24.00
$20.89	$23.99
$20.80	$23.89
$20.50	$23.54
$20.25	$23.26
$20.00	$22.97
$19.00	$21.82
$18.00	$20.67

Because the exchange ratio is capped, the market value of the Community common stock that BUCS stockholders receive in the merger may vary significantly from its current value if the market price of Community’s common stock drops below $20.90. The table below shows the closing prices of Community

(which trades on the NASDAQ Global Select Market under the symbol “CMTY”) and BUCS common stock (which is listed on the OTC Bulletin Board under the symbol “BUCS”), and the pro forma equivalent per share value of BUCS common stock at the close of the regular trading session on September 5, 2006, the last trading day before public announcement of the merger, and January 31, 2007, the most recent trading day for which that information was available prior to the mailing of this document. The table also shows the equivalent pro forma market value of BUCS common stock on September 5, 2006 and January 31, 2007, assuming an election and/or receipt of stock consideration.

The equivalent pro forma market value of BUCS common stock is obtained by multiplying the historical market price of Community common stock by the applicable exchange ratio. For purposes of determining the equivalent pro forma market value and the applicable exchange ratio, we have assumed that the average closing price of a share of Community common stock is equal to the historical market price on September 5, 2006 and January 31, 2007. Accordingly, the pro forma market value (i) on September 5, 2006 is determined by multiplying $26.70 by the exchange ratio of 0.8989 (equal to $24.00 divided by $26.70), and (ii) on January 31, 2007 is determined by multiplying $25.41 by the exchange ratio of .9445 (equal to $24.00 divided by $25.41).

Date	Community Closing Price	BUCS Closing Price	BUCS Pro Forma Equivalent
September 5, 2006	$26.70	$11.25	$24.00
January 31, 2007	$25.41	$23.60	$24.00

The historical market prices in the table above represents the last sale prices on the dates indicated. The average closing price of Community common stock used to determined the market value and exchange ratio two trading days before the closing date of the merger may be higher or lower than the closing prices of Community common stock on the dates shown in the table and, therefore, the market value of the Community common stock that you receive may be higher or lower than the equivalent pro forma market value shown in the table.

The following table shows the consideration that a BUCS stockholder would receive in the merger, assuming the closing prices for such date were the ten-day closing average that would be used to calculate the exchange ratio, for 200 shares of BUCS common stock for which he, she or it receives 50% cash and 50% Community common stock, based on the closing prices of Community’s common stock on September 5, 2006 (the last full trading day before public announcement of the execution of the merger agreement) and January 31, 2007 (the latest practicable trading day before the printing of this document).

	Consideration to be Received as of September 5, 2006 and January 31, 2007
Date	(Approximate) Exchange Ratio	Number of Community Shares to be Received	Aggregate Value of Community Shares to be Received	Cash Payment for Fractional Shares (a)	Cash Payment for 100 Shares	Total Value to be Received
September 5, 2006	.8989	89	$2,376.30	$23.70	$2,400.00	$4,800.00
January 31, 2007	.9445	94	$2,388.54	$11.46	$2,400.00	$4,800.00

(a)	Assumes the closing price of Community common stock on the applicable date is the closing price on the effective date of the merger.

Because the exchange ratio floats based on the market value of Community’s common stock, the number of shares of Community common stock you receive for some or all of your shares of BUCS common stock cannot be determined prior to two days before the effective date of the merger. Further, because the exchange ratio is capped, the implied value of the common stock portion of the merger consideration may fluctuate with the market price of Community common stock. You should obtain current market quotations for the shares of both companies from a newspaper, the Internet or your broker.

Stockholder Elections may be Subject to Proration (see page 38)

Although the merger agreement permits each BUCS stockholder to elect the form of consideration he, she or it wants to receive in exchange for his, her or its shares of BUCS common stock, all stockholder elections are subject to proration if the total number of shares for which stock is elected is greater than 65% of the total number of shares of BUCS common stock outstanding on the effective date of the merger. If proration is necessary, each BUCS stockholder’s election will be modified, on the same percentage basis, so that the total number of shares receiving cash consideration is equal to 35% and the total number of shares receiving stock consideration is 65%, of the total number of shares outstanding. If the total number of shares for which BUCS stockholders elect to receive stock is equal to 65%, then all stockholders who made valid elections will receive the consideration that they elect.

Federal Income Tax Consequences (see page 31)

BUCS stockholders generally will not recognize gain or loss for federal income tax purposes on the shares of Community common stock they receive in the merger. BUCS stockholders will be taxed on cash received in the merger, including cash received instead of any fractional shares. Tax matters are complicated, and tax results may vary among stockholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

Reasons for the Merger (see page 25)

The BUCS board of directors has approved the merger agreement and unanimously recommends that BUCS stockholders vote FOR approval of the merger agreement and the transactions contemplated thereby. See the discussion under “Approval of the Merger Agreement—The Merger—Reasons for the Merger” for a complete discussion of the matters considered by the BUCS board in making this determination. In deciding to enter into the merger agreement, the board considered a variety of factors, including:

•	the value of the merger consideration being offered by Community relative to the book value, earnings per share and historical trading prices of BUCS common stock;

•	the perceived ability of Community to obtain all timely regulatory approvals and the absence of financing or other significant contingency to completion of the merger;

•	the reputation of Community and the additional products and services it could offer BUCS customers; and

•

the agreement by Community that BUCS will operate as a separate division for a period of time after the merger as well as the perception that few employees would be displaced as a result of the merger.

BUCS Has Received an Opinion From Its Financial Advisor that the Merger Consideration is Fair From a Financial Point of View (see page 26)

BUCS’ financial advisor, FinPro, Inc., has provided its opinion to the BUCS board of directors dated September 5, 2006 (the date on which BUCS board of directors approved the merger agreement) and updated as of February 5, 2007 that, as of such dates, and subject to and based on the considerations referred to in its opinion, the merger was fair to the stockholders of BUCS from a financial point of view. The full text of FinPro’s updated opinion is attached as Appendix B to this document. BUCS urges its stockholders to read that opinion in its entirety. The opinion of FinPro will not reflect any developments that may occur or may have occurred after the date of its updated opinion and prior to the completion of the merger.

Conditions to the Completion of the Merger—Government Approval (see page 39)

Consummation of the merger is subject to various conditions, including approval of the merger by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), expiration of the statutory waiting period after filing notice of the merger with the Office of Thrift Supervision (the “OTS”), and approval of the merger of Community and BUCS’ respective subsidiary banks by the Office of the Pennsylvania Department of Banking (the “Department of Banking”) and the Federal Deposit Insurance Corporation (the “FDIC”). The merger is also subject to satisfaction of various other conditions specified in the merger agreement, including approval of the merger by the requisite vote of stockholders of BUCS and the parties’ receipt of opinions from their counsel that the merger will constitute a reorganization. As of the date of this document, appropriate applications for approval have been filed, and approvals are pending.

Termination; Waiver; Amendment (see page 45)

The merger agreement may be terminated at any time prior to consummation of the merger in a number of circumstances, including:

•	mutual consent of the parties;

•	by either party if there has been a failure on the part of the other party to materially comply with its obligations under the merger agreement and the failure to comply has not been cured;

•	by either party if the merger has not been consummated by April 1, 2007;

•	by either party if the necessary government approvals and consents have been finally denied, and the time periods for appeal have expired;

•	by Community if BUCS stockholders fail to approve the merger or approve an alternative transaction; or

•

by BUCS in order to enter into an alternative merger or acquisition transaction, transaction to sell or lease all or substantially all its assets or liabilities, or a transaction to acquire 24.9% or more of any class or series of its equity securities.

Termination Fee; Expenses (see pages 45 and 46)

BUCS has agreed to pay Community a termination fee of $900,000 if:

•	BUCS terminates the merger agreement to enter into a transaction with another party;

•

Community terminates the agreement due to BUCS’ material breach of the merger agreement’s non-solicitation provisions and BUCS enters into an alternative transaction within 18 months of the date of the agreement;

•

Community terminates the agreement due to the failure of BUCS’ stockholders to approve the merger agreement and, if BUCS had notice of such transaction prior to the vote, BUCS enters into an alternative transaction within 18 months of the date of the merger agreement; or

•	Community terminates the agreement because BUCS’ stockholders have approved an alternate transaction.

Otherwise, each party will pay its own expenses that it incurs in connection with the merger.

Dissenters’ Rights (see page 35)

Under Maryland law, you have the right to exercise appraisal rights in connection with the merger. This means that if you comply with the procedures for perfecting appraisal rights under Maryland law, you are entitled to have the fair value of your shares determined by a court and to receive a cash payment based on that valuation instead of the consideration to be paid in the merger. To exercise your appraisal rights, you must deliver a written demand for appraisal at or before the special meeting, not vote in favor of the merger agreement, and deliver to Community, not later than 20 days after the Maryland Department of Assessments and Taxation accepts the articles of merger to be filed to effect the merger, a written demand for payment of the fair cash value of the shares as to which you seek appraisal rights. Your failure to follow exactly the procedures specified by Maryland law will result in the loss of your appraisal rights. See “Approval of the Merger Agreement—The Merger—Dissenters’ Rights” and Appendix C hereto.

Interests of Certain Persons in the Merger (see page 30)

Certain directors and officers of BUCS have interests in the merger in their capacities as directors and officers that are in addition to their and your interests as stockholders of BUCS generally. Specifically, Community has agreed that, following consummation of the merger, it will indemnify and provide insurance covering BUCS officers and directors. Further, Herbert J. Moltzan, BUCS President and Chief Executive Officer, will be employed by Community as the President of Community’s Metropolitan Baltimore Region (“Regional President”), and certain current BUCS directors who remain on the board through the effective date of the merger (i.e. those appointed by Mr. Moltzan) will be appointed to a regional advisory board for the Metropolitan Baltimore region of Maryland for a term of at least two years. Finally, certain of BUCS’ executive officers will receive change in control payments and/or retention bonuses in connection with the merger.

Comparison of Stockholder Rights (see page 48)

Upon exchange of their shares of BUCS common stock in accordance with the exchange procedures set forth in the merger agreement, holders of BUCS common stock may become holders of Community common stock. The rights of shareholders of Community are governed by the Pennsylvania Business Corporation Law and Community’s articles of incorporation and bylaws. The rights of Community’s common shareholders differ from the rights of BUCS stockholders with respect to certain matters.

BUCS Directors and Executive Officers Have Signed Voting Agreements (see page 47)

As a condition to Community entering into the merger agreement, each of BUCS’ directors and executive officers entered into an agreement with Community pursuant to which each director and executive officer agreed to vote all of his or her shares of BUCS common stock in favor of the merger agreement. BUCS directors and executive officers agreed to enter into the agreements to increase the likelihood that we would complete the merger. As of the record date of January 31, 2007, BUCS’ directors and executive officers owned or exercised voting control over 162,998 shares of BUCS common stock, representing approximately 18.48% of the shares of BUCS common stock outstanding on that date.

The forms of voting agreement, called Letter Agreements, were filed as Exhibits 10.2 and 10.3 to Community’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2006.

GENERAL INFORMATION ABOUT COMMUNITY AND BUCS

Community Banks, Inc.

777 East Park Drive

Harrisburg, Pennsylvania 17111

(717) 920-5800

www.Communitybanks.com

Community, a Pennsylvania business corporation formed in 1982, is a financial holding company registered under the Bank Holding Company Act of 1956. At September 30, 2006, Community and its subsidiaries had total consolidated assets of approximately $3.4 billion. The primary operating entity of Community is CommunityBanks, a Pennsylvania chartered bank and trust company through which Community conducts its primary business of attracting deposits, making loans and providing trust services. CommunityBanks and its predecessors have been in operation since 1867. Through various subsidiaries and contractual arrangements, Community also engages in the sale, as agent, of various types of insurance products, mortgage brokerage and the sale of investment products. Community operates 74 branch offices in central Pennsylvania and Maryland. In addition, it is in the process of acquiring another Pennsylvania-based bank pursuant to which it will operate an additional branch in the eastern portion of York County, Pennsylvania.

BUCS Financial Corp

10455 Mill Run Circle

Owings Mills, Maryland 21117

(410) 998-5304

BUCS is a savings and loan holding company formed in 2000 that provides its customers with banking services through its wholly-owned subsidiary BUCS Federal Bank (the “Bank”). The Bank’s customers include individuals and commercial enterprises throughout central Maryland, emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively. The Bank is a community-oriented savings organization, providing traditional retail banking services, including an array of commercial checking and deposit services, one- to four-family residential mortgage loans, and consumer loan products, including home equity, auto, and personal loans. At September 30, 2006, BUCS had total assets, deposits and stockholders’ equity of $148.8 million, $107.0 million, and $11.7 million, respectively.

SELECTED HISTORICAL FINANCIAL DATA

The following financial information is to aid you in understanding the financial aspects of the merger. The following tables present (1) selected historical financial data of Community and (2) selected historical financial data of BUCS.

Selected Historical Financial Data of Community

The selected historical financial data of Community have been derived from the historical consolidated financial statements and related notes of Community filed by Community with the Securities and Exchange Commission.

(Dollars in thousands, except per share data)	At or for the Year Ended December 31,					At or for the Nine Months Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
BALANCE SHEET DATA
At Period End:
Investment securities	$628,585	$619,110	$646,961	$667,801	$543,901	$567,057	$637,596
Total loans	2,237,065	1,217,456	1,084,678	916,051	867,757	2,348,159	2,168,374
Total assets	3,332,430	1,954,799	1,861,063	1,680,362	1,509,734	3,431,208	3,291,232
Total deposits	2,294,367	1,305,537	1,230,685	1,132,913	1,003,225	2,483,519	2,244,791
Long-term debt	430,719	404,662	411,422	320,533	322,155	336,954	457,728
Stockholders’ equity	476,673	152,341	143,406	129,162	111,249	479,584	480.960
Average:
Total assets	2,668,605	1,941,096	1,780,679	1,580,046	1,398,521	3,387,018	2,451,131
Total stockholders’ equity	318,768	145,750	135,773	119,352	111,381	473,680	265,945

EARNINGS DATA:
Net interest income	82,645	56,557	52,514	50,488	45,935	80,809	55,996
Provision for loan losses	2,300	3,100	2,500	3,350	5,080	1,400	1,700

Net interest income after provision for loan losses	80,345	53,457	50,014	47,138	40,855	79,409	54,296
Other income	26,437	23,213	20,463	13,975	12,141	25,767	18,674
Other expense	75,069	49,993	45,718	39,300	36,521	62,403	54,889
Provision for income taxes	6,072	4,879	4,359	3,367	2,879	11,142	3,401

Net income	25,641	21,798	20,400	18,446	13,596	31,631	14,680

PER SHARE DATA:
Basic earnings per share	1.38	1.70	1.59	1.45	1.06	1.34	0.87
Diluted earnings per share	1.35	1.65	1.54	1.42	1.04	1.32	0.86
Cash dividends declared	0.71	0.64	0.60	0.52	0.46	0.59	0.52
Book value	19.81	11.86	11.17	10.16	8.62	20.43	19.83
Average diluted shares outstanding	18,975	13,204	13,122	13,116	13,085	23,926	17,155

PROFITABILITY RATIOS:
Return on average assets	0.96%	1.12%	1.15%	1.17%	0.97%	1.25%	0.80%
Return on average stockholders’ equity	8.04%	14.96%	15.03%	15.46%	12.21%	8.93%	7.38%
Net interest margin (FTE)	3.76%	3.44%	3.50%	3.78%	3.83%	3.94%	3.67%
Efficiency ratio	57.51%	60.42%	60.59%	56.92%	60.21%	56.12%	58.31%

CAPITAL AND LIQUIDITY RATIOS:
Stockholders’ equity to total assets	14.30%	7.79%	7.71%	7.69%	7.37%	13.98%	14.61%
Average equity to average assets	11.95%	7.51%	7.62%	7.55%	7.96%	13.99%	10.85%
Dividend payout ratio	52.42%	37.69%	37.35%	36.07%	43.25%	44.18%	60.35%
Net loans to assets	66.36%	61.47%	57.25%	53.10%	55.98%	67.73%	65.19%

ASSET QUALITY RATIOS:
Allowance for loan losses to total loans outstanding	1.03%	1.19%	1.22%	1.36%	1.42%	1.02%	1.05%
Allowance for loan losses to non-accrual loans	253%	266%	162%	131%	109%	207%	212%
Non-accrual loans to total loans outstanding	0.41%	0.45%	0.76%	1.04%	1.29%	0.50%	0.50%
Non-performing assets to total assets	0.32%	0.38%	0.70%	0.63%	0.78%	0.34%	0.40%
Net charge-offs to average loans outstanding	0.05%	0.16%	0.17%	0.35%	0.39%	0.01%	0.03%

Selected Historical Financial Data of BUCS

The selected historical financial data of BUCS have been derived from the historical consolidated financial statements and related notes of BUCS filed by BUCS with the Securities and Exchange Commission.

(Dollars in thousands, except per share data)	At or for the Year Ended December 31,					At or for the Nine Months Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
BALANCE SHEET DATA
At Period End:
Investment securities	$11,845	$15,215	$28,193	$21,454	$19,826	$10,076	$12,633
Total loans	109,312	91,898	77,759	66,917	60,024	120,581	103,252
Total assets	138,649	122,766	118,319	96,786	84,560	148,825	134,041
Total deposits	95,554	88,621	84,187	73,654	61,417	107,024	94,494
Long-term debt	30,700	22,500	23,330	12,668	12,793	29,000	27,700
Stockholders’ equity	11,307	10,628	9,998	9,669	9,718	11,715	11,059
Average:
Total assets	129,857	121,618	113,052	92,496	81,462	142,423	127,836
Total stockholders’ equity	10,921	10,187	9,768	9,584	9,430	11,494	10,839

EARNINGS DATA:
Net interest income	4,102	3,556	3,260	2,963	2,742	3,351	3,006
Provision for loan losses	355	294	255	216	180	351	242

Net interest income after provision for loan losses	3,747	3,262	3,005	2,747	2,562	3,000	2,764
Other income	2,796	2,911	2,970	2,336	1,579	2,246	2,047
Other expense	5,773	5,534	5,254	4,344	3,481	4,581	4,316
Income taxes	291	225	261	273	243	264	182

Income from continuing operations	479	414	460	466	417	401	313

PER SHARE DATA:
Basic earnings per share from continuing operations	0.58	0.50	0.56	0.55	0.46	0.48	0.38
Diluted earnings per share from continuing operations	0.56	0.49	0.56	0.55	0.46	0.45	0.39
Cash dividends declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Book value	12.82	12.05	11.33	10.96	9.91	13.05	12.97
Average diluted shares outstanding	865	842	819	843	902	898	853

PROFITABILITY RATIOS:
Return on average assets	0.47%	0.49%	0.41%	0.50%	0.51%	0.28%	0.35%
Return on average stockholders’ equity	5.59%	5.79%	4.71%	4.86%	4.42%	3.49%	4.10%
Net interest margin (FTE)	3.55%	3.28%	3.08%	3.36%	3.55%	3.50%	3.50%
Efficiency ratio	83.69%	85.57%	84.34%	81.98%	80.58%	82.09%	83.55%

CAPITAL AND LIQUIDITY RATIOS:
Stockholders’ equity to total assets	8.16%	8.66%	8.45%	9.99%	11.49%	7.87%	8.25%
Average equity to average assets	8.41%	8.38%	8.64%	10.36%	11.58%	8.07%	8.48%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net loans to assets	78.31%	74.30%	65.19%	53.10%	55.98%	80.47%	76.50%

ASSET QUALITY RATIOS:
Allowance for loan losses to total loans outstanding	0.67%	0.74%	0.81%	0.87%	1.10%	0.68%	0.68%
Allowance for loan losses to non-accrual loans	637%	699%	1,333%	973%	165%	274%	269%
Non-accrual loans to total loans outstanding	0.11%	0.11%	0.06%	0.08%	0.42%	0.25%	0.25%
Non-performing assets to total assets	0.08%	0.08%	0.04%	0.06%	0.30%	0.20%	0.20%
Net charge-offs to average loans outstanding	0.30%	0.28%	0.17%	0.35%	0.22%	0.19%	0.22%

COMPARATIVE PER SHARE DATA

We have summarized below historical per share information for Community and BUCS and additional information as if the companies had been combined for the periods shown, which we refer to as “pro forma” information. The pro forma information is based upon the assumption that that the total number of shares of BUCS common stock outstanding immediately prior to the completion of the merger will be 882,108 and that the Community average closing price will be $26.70, the same as the closing price of Community common stock on the last trading day preceding the public announcement of the merger agreement, such that the exchange ratio would be 0.8989 shares of Community common stock for each share of BUCS common stock (determined by dividing $24.00 by $26.70).

The exchange ratio of 0.8989 is used for illustrative purposes only and the actual exchange ratio to be used in the merger will likely differ from the exchange ratio used for illustrative purposes. For a description of the manner in which the exchange ratio is determined, see “Approval of the Merger Agreement—The Merger Agreement—Merger Consideration; Exchange Ratio” beginning on page 37.

The BUCS pro forma equivalent per share amounts are calculated by multiplying the Community pro forma combined book value per share and net income per share by the assumed exchange ratio of 0.8989 so that the per share amounts equate to the respective values for one share of BUCS common stock. The unaudited pro forma Community per share equivalents are calculated by combining the Community historical share amounts with pro forma amounts from BUCS, assuming the exchange ratio of 0.8989.

We expect that both Community and BUCS will incur merger and integration charges as a result of the merger. We also anticipate that the merger will provide the combined company with financial benefits that may include reduced operating expenses. The information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect any of these anticipated financial benefits and, accordingly, does not attempt to predict or suggest results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented.

The information in the following table is based on, and you should read it together with, the historical financial information and the notes thereto for Community and BUCS incorporated by reference into, or contained in, this prospectus/proxy statement. Please note that this information does not account for Community’s pending acquisition of East Prospect State Bank, a bank with one office in East Prospect, Pennsylvania.

We present below for Community and BUCS historical, unaudited pro forma combined and pro forma equivalent per share financial data for the year ended December 31, 2005 and the interim period ended September 30, 2006. You should read the information below together with the financial statements and related notes of Community that are incorporated by reference in this document and with the financial statements and related notes of BUCS that are included under “BUCS Financial Statements” beginning on page F-1.

	Community Historical	BUCS Historical	Pro Forma Community	Equivalent Pro Forma BUCS
Book value per share
9/30/2006	$20.43	$13.28	$20.56	$18.48
12/31/2005	$19.81	$12.82	$19.94	$17.92

Cash dividends declared per share
2006 through 9/30/2006	$0.59	$0.00	$0.59	$0.53
Year Ended 12/31/2005	$0.71	$0.00	$0.71	$0.64

Basic net income per share from continuing operations
2006 through 9/30/2006	$1.34	$0.48	$1.32	$1.19
Year Ended 12/31/2005	$1.38	$0.58	$1.36	$1.22

Diluted net income per share from continuing operations
2006 through 9/30/2006	$1.32	$0.45	$1.31	$1.18
Year Ended 12/31/2005	$1.35	$0.56	$1.33	$1.20

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors relating to the merger in deciding whether to vote for approval of the merger agreement. You also should keep the following risk factors in mind when you read forward-looking statements in this document. Please refer to the section entitled “A Caution About Forward-Looking Statements” on page 1.

RISK FACTORS RELATED TO THE MERGER

Because the market price of Community common stock may fluctuate, you cannot be certain of the precise value of the merger consideration you will receive in the merger.

You cannot be certain of the precise value of the Community common stock consideration to be received at the effective time of the merger. If the merger is completed, you will be entitled to receive, for each share of BUCS common stock that you own, either $24.00 in cash or approximately $24.00 worth of Community common stock. Thus, the exchange ratio will adjust to ensure that the number of shares of Community common stock you may receive for a share of BUCS common stock will be equal to $24.00 divided by the market value of Community common stock, as long as the market value does not fall below $20.90. Because the exchange ratio floats based on the market price of Community common stock, however, you will not know how many shares of Community common stock will be exchanged for a share of BUCS common stock in the merger until two trading days before the merger is effected.

In addition, because the price of Community’s common stock may fluctuate, you cannot be sure of the market value of the shares of Community common stock issued in the merger, which may end up being less than $24.00, as the market value of Community common stock on the effective date of the merger may be greater or less than the market value used to determine the exchange ratio. Further, if the market value on the date the exchange ratio is determined is $20.89 or less, the exchange ratio will be set at 1.1485 and will no longer adjust upward, and the Community stock consideration will be equal to 1.1485 shares for each share of BUCS common stock. This means that the value of the Community stock consideration you may receive will be below $24.00 to the extent the market value of Community common stock is below $20.90 on the date the exchange ratio is determined or to the extent the market price of Community’s common stock falls after the exchange ratio is determined. The formula for calculating the exchange ratio is set forth in the section entitled “Approval of the Merger Agreement—The Merger Agreement—Merger Consideration; Exchange Ratio” beginning on page 37 of this prospectus/proxy statement.

The prices of BUCS common stock and Community common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was signed, on the date of this prospectus/proxy statement and on the date of the special meeting. For example, (a) during 2005, 2006 and January 2007, the trading prices of BUCS common stock on the OTC Bulletin Board ranged from a low of $10.23 per share to a high of $23.60 per share and (b) during 2005, 2006 and January 2007, the closing prices of Community common stock on the Nasdaq Global Select Market ranged from a low of $21.7619 per share to a high of $28.69 per share.

Because the date that the merger is completed will be later than the date of the special meeting and the date that stockholders must elect their form of consideration, at the time of the special meeting and at the time you elect the form of consideration for your shares, you will not know the exact market value of the Community common stock consideration that BUCS stockholders will receive upon completion of the merger. This amount may be higher or lower than the $24.00 cash consideration to be issued in the merger.

BUCS stockholders may not receive their requested form of merger consideration.

The merger agreement provides that, at Community’s option, the aggregate merger consideration will be paid in a range of 50% to 65% stock, with the balance paid in cash. Community has elected to pay 65% of the aggregate merger consideration in stock and 35% in cash. Stockholders can elect the form of merger consideration they wish to receive in exchange for their shares of BUCS common stock, including a combination of Community common stock and cash. However, if the aggregate number of shares of BUCS common stock for which Community stock elections are received is greater than 65% of the number of shares of BUCS common stock outstanding on the effective date of the merger (minus the aggregate number of shares for which cash is paid in lieu of fractional shares and the number of shares for which dissenter’s rights have been exercised), some of the shares for which elections for Community stock have been made will be converted into the right to receive the cash. In addition, if the aggregate number of shares of BUCS common stock for which cash elections are received is greater than 35% of the number of shares of BUCS common stock outstanding on the effective date of the merger (calculated as described above), some of the shares for which elections for cash have been made will be converted into the right to receive the Community stock consideration. See “Approval of the Merger Agreement—The Merger Agreement—Allocation; Proration” on page 38. Accordingly, holders of BUCS common stock may not receive their requested form of merger consideration.

The merger agreement limits BUCS’ ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit BUCS’ ability to initiate, facilitate or encourage (including by furnishing information), discuss or enter into competing third-party proposals to acquire all or a significant part of the company. If BUCS violates these provisions or enters into a competing transaction, it will owe Community a termination fee of $900,000. These provisions may discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of BUCS from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire BUCS than it might otherwise have proposed to pay.

After the merger is completed, stockholders of BUCS who receive Community common stock for their shares of BUCS common stock will become shareholders of Community and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, BUCS stockholders may receive Community common stock for their shares of BUCS common stock and become Community shareholders. Differences in BUCS’ articles of incorporation and bylaws and Maryland corporate law and Community’s articles of incorporation and bylaws and Pennsylvania corporate law, will result in changes to the rights of BUCS stockholders who become Community shareholders. For more information, see “Comparison of the Stockholders’ Rights” on page 48 of this document. A stockholder of BUCS may conclude that his, her or its current rights under BUCS’ articles of incorporation and bylaws and Maryland law are more advantageous than the rights they may have as a Community shareholder under Community’s articles of incorporation and bylaws and Pennsylvania law.

You will have less influence as a shareholder of Community than as a stockholder of BUCS.

As a stockholder of BUCS, you currently have the right to vote in the election of the board of directors of BUCS and on other matters affecting BUCS. The merger will result in the transfer of control of BUCS and BUCS Federal Bank to the shareholders of Community. Although you may become a shareholder of Community as a result of the merger, your percentage ownership of Community will be significantly smaller than your percentage ownership of BUCS. Because of this, you will have less influence on the management and policies of Community than you now have on the management and policies of BUCS.

The integration of the operations of Community and BUCS may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) Community’s ability to:

•	timely and successfully integrate the operations of CommunityBanks and the Bank;

•	maintain existing relationships with depositors in the Bank to minimize withdrawals of deposits subsequent to the merger;

•	control the incremental non-interest expense of CommunityBanks to maintain overall operating efficiencies;

•	retain and attract qualified personnel at CommunityBanks and the Bank; and

•	compete effectively in the communities served by CommunityBanks and the Bank and in nearby communities

In addition, Community is in the process of completing another merger with East Prospect State Bank, a bank with one office in East Prospect, Pennsylvania. Community may not be able to manage effectively its growth resulting from these mergers or any other acquisitions it may make in the future.

The merger may distract Community’s management from its other responsibilities.

The acquisition of BUCS could cause Community’s management to focus its time and energies on matters related to the merger that otherwise would be directed to Community’s business and operations. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely effect Community’s business and earnings.

If the merger is not completed, BUCS will have incurred substantial expenses without realizing the expected benefits.

BUCS has incurred substantial expenses in connection with the transaction, totaling approximately $139,053 through September 30, 2006, and expects to incur additional expenses prior to completing the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, the merger-related expenses BUCS has incurred could have an adverse impact on its financial condition because it would not have realized the expected benefits of the merger.

RISK FACTORS RELATED TO COMMUNITY’S BUSINESS

Future loan losses may exceed Community’s allowance for loan losses.

Community is subject to credit risk, which is the risk of losing principal or interest due to borrowers’ failure to repay loans in accordance with their terms. A downturn in the economy or the real estate market in its market areas or a rapid change in interest rates could have a negative effect on collateral values and borrowers’ ability to repay. This deterioration in economic conditions could result in losses to Community in excess of loan loss allowances. To the extent loans are not paid timely, the loans are placed on non-accrual, thereby reducing interest income. To the extent loan charge-offs exceed Community’s estimates, increased amounts charged to the provision for loan losses would reduce income.

Rapidly changing interest rate environments could reduce Community’s net interest margin, net interest income, fee income and net income.

Interest and fees on loans and securities, net of interest paid on deposits and borrowings, are a large part of Community’s net income. Interest rates are key drivers of net interest margin and subject to many factors beyond management’s control. As interest rates change, net interest income is affected. Rapid increases in interest rates in the future could result in interest expense increasing faster than interest income because of mismatches in financial instrument maturities. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth. Decreases or increases in interest rates could have a negative effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore decrease Community’s net interest income.

Although Community’s management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on Community’s results of operations, any substantial, unexpected or prolonged change in market interest rates could have a significant effect on Community’s operations and its financial results.

Community’s profitability depends significantly on economic conditions in its local markets.

Community’s success depends primarily on the general economic conditions in its local markets in central Pennsylvania and northern Maryland, and after the merger, the metropolitan Baltimore region of Maryland. The local economic conditions in these areas have and will have a significant impact on the demand for Community’s products and services as well as the ability of Community’s customers to repay loans, the value of the collateral securing loans and the stability of Community’s deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a significant effect on Community’s operations and its financial results.

The financial services industry is very competitive.

Community faces competition in attracting and retaining deposits, making loans and providing other financial services throughout its market area. Community’s competitors include other community banks, larger banking institutions, and a wide range of other financial institutions such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. Many of these competitors have substantially greater resources than Community.

Future governmental regulation and legislation could limit Community’s future growth.

Community is subject to extensive state and federal laws and regulations governing the banking industry, in particular, and public companies, in general. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. Any changes to these laws may negatively affect Community’s ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Community, changes in those laws and regulations, or the degree of Community’s compliance with those laws and regulations as judged by any of several regulators that oversee Community, could have a significant effect on Community’s operations and its financial results.

Community’s stock price can be volatile.

The market price of Community common stock may fluctuate significantly in response to a number of other factors, including changes in securities analysts’ estimates of financial performance, volatility of stock market prices and volumes, rumors or erroneous information, changes in market valuations of similar companies and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

Community’s future acquisitions could dilute your ownership of Community and may cause Community to become more susceptible to adverse economic events.

Community has acquired other companies with its common stock in the past and intends to acquire or make investments in banks and other complementary businesses with its common stock in the future. Community may issue additional shares of common stock to pay for those acquisitions, which, if you receive Community common stock in the merger, would dilute your ownership interest in Community. Future business acquisitions could be material to Community, and the degree of success achieved in acquiring and integrating these businesses into Community could have a material effect on the value of Community common stock. In addition, any such acquisition could require Community to use substantial cash or other liquid assets or to incur debt. In those events, Community could become more susceptible to economic downturns and competitive pressures.

THE SPECIAL MEETING

General

This prospectus/proxy statement is being furnished to holders of BUCS common stock in connection with the solicitation of proxies by BUCS’ board of directors to be used at the special meeting or any adjournment thereof.

Date, Place and Time of the Meeting

The special meeting of the stockholders of BUCS will be held at 5:00 p.m. local time on March 21, 2007, at the offices of BUCS Federal Bank, 10802 Red Run Boulevard, Owings Mills, Maryland 21117.

Matters to be Considered at the Meeting

At the meeting, the stockholders of BUCS will be asked to approve:

•	The approval of the merger agreement and the transactions contemplated thereby;

•	A proposal to adjourn the special meeting, if necessary, to solicit additional proxies; and

•	Any other matters that may be properly brought before the meeting and/or any adjournment thereof.

Record Date; Shares Outstanding; Quorum

Only holders of record of shares of BUCS common stock at the close of business on January 31, 2007, will be entitled to vote at the special meeting. At that date, approximately 882,108 shares of BUCS common stock were outstanding, each share being entitled to one vote. For any action to be taken at the special meeting, a quorum must be present. In order to have a quorum, stockholders entitled to cast at least a majority of votes that all stockholders are entitled to cast must be present at the meeting in person or by proxy.

Vote Required

Approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of BUCS common stock as of the record date. Therefore, an abstention or a failure to vote will have the same effect as a vote against the merger.

Approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary, requires the approval of a majority of the votes cast at the special meeting.

As of the record date, the directors and executive officers of BUCS and their affiliates beneficially owned 162,998 shares of BUCS common stock, or approximately 18.48% of the outstanding BUCS common stock entitled to vote at the special meeting, and Community beneficially owns 33,616 shares of BUCS common stock, or approximately 3.8% of the outstanding BUCS common stock entitled to vote at the special meeting. No shares of BUCS common stock are owned by the directors and executive officers of Community. All of the BUCS directors and executive officers have signed agreements to vote in favor of the merger agreement and the transactions contemplated thereby.

Participants in the BUCS Federal Bank Employee Stock Ownership Plan

Participants in the BUCS Federal Bank Employee Stock Ownership Plan will receive a voting instruction form that reflects all shares he or she may vote under the Plan. Under the terms of the Plan, all shares held in the ESOP are voted by the plan trustee but each participant in the ESOP may direct the trustee as to how to vote the shares allocated to his or her ESOP account. Where properly executed instructions are returned to the plan trustee with no specific instruction on how to vote at the meeting, it is anticipated that the plan trustee will vote such shares “FOR” approval of the Merger Agreement and “FOR” the approval of the adjournment proposal. The trustee will vote allocated shares for which no timely voting direction is received and unallocated ESOP shares as directed by the ESOP Committee, subject to the fiduciary duties of such trustee. The deadline for returning your voting instructions to the plan trustee is March 20, 2007.

Participants in the BUCS Federal Bank 401(k) and Profit Sharing Plan

Participants in the BUCS Federal Bank 401(k) and Profit Sharing Plan will receive a voting instruction form that reflects all shares he or she may vote under the Plan. Under the terms of the Plan, all shares held in the 401(k) Plan are voted by the plan trustee but each participant in the 401(k) Plan may direct the trustee as to how to vote the shares allocated to his or her account. Where properly executed instructions are returned to the plan trustee with no specific instruction on how to vote at the meeting, it is anticipated that the plan trustee will vote such shares “FOR” approval of the Merger Agreement and “FOR” the approval of the adjournment proposal. The trustee will vote allocated shares for which no timely voting direction is received as directed by the 401(k) Plan Committee, subject to the fiduciary duties of such trustee. The deadline for returning your voting instructions to the plan trustee is March 20, 2007.

Proxies; Abstentions

All shares of BUCS common stock represented by properly executed proxy cards received before or at the special meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR approval of the merger agreement and the transactions contemplated thereby and FOR an adjournment of the special meeting to solicit additional proxies, if necessary. However, no proxy with instructions to vote against the merger agreement will be voted in favor of the adjournment of the special meeting.

If your shares are held in an account at a broker, you must instruct the broker on how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Under applicable New York Stock Exchange rules, your broker does not have discretionary authority to vote on the merger agreement or the adjournment proposal without receiving specific instructions from you. If an executed proxy card returned by a broker holding shares indicates that the broker does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be voted with respect to that matter. This is called a broker non-vote. Since broker non-votes represent shares entitled to be cast at the meeting, a broker-non vote will have the same effect as a vote against approval of the merger agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. We urge you to follow your broker’s instructions to ensure that your shares are voted at the special meeting.

Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum. Because abstentions represent shares entitled to vote at the meeting, abstentions will have the same effect as a vote against the merger even if that is not what the stockholder intended.

Because approval of the merger requires the affirmative vote of 66 2/3% of the outstanding shares of BUCS common stock, abstentions, failures to vote and broker non-votes will have the same effect as votes against the merger. Accordingly, we urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares.

BUCS does not expect that any matter other than the matters described in this document will be brought before its special meeting or any adjournment thereof. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters.

If you are a record holder of BUCS common stock, you may revoke your proxy at any time before it is voted by:

•	filing a written notice of revocation with the Secretary of BUCS, at 10455 Mill Run Circle, Owings Mills, MD 21117;

•	granting a subsequently dated proxy; or

•	appearing in person and voting at the special meeting if you are a holder of record.

If you hold your shares of BUCS common stock through an account at a broker, you should contact your broker to change your vote. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If the special meeting is postponed or adjourned, it will not affect the ability of stockholders of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Solicitation of Proxies

BUCS will bear the cost of the solicitation of proxies from its stockholders. Community and BUCS will share equally the cost of printing this document.

BUCS will solicit proxies by mail. In addition, the directors, officers and employees of BUCS and its subsidiaries may solicit proxies from stockholders by telephone, electronic communication, telegram or in person. BUCS will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of stock held of record by those persons, and BUCS will reimburse them for reasonable out-of-pocket expenses. No additional compensation will be paid to our directors, officers or employees for solicitation of proxies.

Regan and Associates will assist in the solicitation of proxies by BUCS for a fee of $7,000, plus reasonable out-of-pocket expenses.

You should not send in any BUCS stock certificates with your proxy card. Certificates representing shares of BUCS common stock should be submitted with the election form in which you will indicate the form of consideration you wish to receive in exchange for your shares of BUCS common stock in the merger. This election form will be mailed separately from this prospectus/proxy statement.

APPROVAL OF THE MERGER AGREEMENT

This section of the document describes material aspects of the proposed merger, including the merger agreement. This summary, however, is not a complete statement of all provisions of the merger agreement and related documents. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the merger. A copy of the merger agreement is attached to this document as Appendix A and is incorporated by reference herein. In addition, important business and financial information about Community is incorporated into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page iii.

THE MERGER

General

Upon completion of the merger, BUCS will merge with and into Community, with Community as the surviving corporation in the merger. In addition, the Bank will merge with and into CommunityBanks, with CommunityBanks surviving (the “bank merger”).

In the merger, each outstanding share of BUCS common stock will be converted into either approximately $24.00 worth of shares of Community common stock or $24.00 cash. No fractional shares will be issued, and cash will be paid instead of fractional shares. Each option to acquire BUCS common stock will be converted into the right to receive cash in an amount equal to the sum of (i) $24.00 minus the exercise price of such option and (ii) the number of shares of BUCS common stock for which such option is exercisable, and all such options will be cancelled.

Officers and Directors of Community After the Merger

After the merger, the current executive officers and members of the board of directors of Community will continue to be the executive officers and directors of Community. Information with respect to Community’s executive officers and directors, including compensation and related party transactions, is set forth in its annual proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006, under the headings “Management and Corporate Governance—Proposal 1: Election Of Four Class C Directors Of The Company,” Management and Corporate Governance—Directors Continuing In Office,” Management and Corporate Governance—Transactions With Officers And Directors,” “Management and Corporate Governance—Executive Officers of the Company,” and “Compensation of Management,” which information is incorporated by reference herein.

Background of the Merger

Late in 2005, the president of BUCS was approached by a representative of Community and asked if he would like to meet with the president and executive vice-president of Community to discuss a possible business combination. A meeting was held during January 2006 where the executives from Community indicated a desire to move into the central Maryland market and asked if there was any interest on BUCS’ part in a merger. At approximately the same time, January 2006, and totally unrelated, the president of BUCS was approached by a representative of another institution asking if BUCS had interest in a possible merger. Because of the interest by two possible partners, the board of directors of BUCS decided to look further at whether a merger would be in the best interest of the stockholders of BUCS.

On March 16, 2006, FinPro presented information to the BUCS board of directors on the market for financial institutions and presented strategic alternatives. The information included a financial and market overview of BUCS as well as various comparisons and analysis. At the meeting, the board of directors asked management to analyze their business plan in light of current market conditions. After studying management’s analysis, the board of directors authorized management and FinPro to identify five potential merger partners and conduct a “soft shop” bidding process. On May 31, 2006, FinPro met with the board of directors to review an analysis of the potential merger partners and to review a valuation of BUCS also prepared by FinPro. On the advice of FinPro and legal counsel, the board of directors expanded the list of potential acquirers and authorized FinPro to contact 16 potential merger partners, which included both Community and the other institution which expressed interest.

FinPro contacted 16 potential merger partners, one of which was Community. One potential merger partner was unreachable. Of the 15 contacted potential merger partners, 10 executed confidentiality agreements, including Community. Information regarding BUCS was provided to each of the 10 potential merger partners that executed the confidentiality agreement.

On July 17, 2006, Community submitted a confidential non-binding indication of interest, including potential financial terms, to BUCS via FinPro. Six other potential merger partners that had executed a confidentiality agreement also submitted written non-binding indications of interest through FinPro.

At BUCS’ July 19, 2006 board of directors meeting, representatives of FinPro and legal counsel presented to the board the confidential non-binding indications of interest including the one received from Community. Terms of the indications of interest were discussed, including financial terms. Information regarding each of the potential merger partners submitting an indication of interest was presented to and discussed by the board of directors. The board of directors instructed FinPro to contact six of the seven potential merger partners to seek clarification of the proposed financial and non-financial terms. One potential merger partner was removed from the process as the proposed consideration was substantially below the other six.

FinPro requested clarification of the bids and set a deadline for responses of July 27, 2006. All six potential merger partners submitted responses, including Community. The board of directors met with FinPro and legal counsel on July 31, 2006 to review the responses. After reviewing the responses, the board of directors selected the three potential merger partners with the highest per share consideration to continue in the process, one of which was Community. At this meeting, BUCS’ board authorized Community and the two other potential merger partners to conduct due diligence on BUCS. Due diligence on BUCS was conducted between August 7 and August 15.

The three potential merger partners submitted final non-binding indications of interest August 21, 2006. The board of directors met that same day to review the financial and non-financial terms of the final non-binding indications of interest. Subject to satisfactory responses on a few proposed deal terms, the board of directors authorized FinPro and legal counsel to negotiate a definitive merger agreement with Community. The stated consideration price of Community’s offer of $24.00 per share was $0.25 per share lower than one of the other potential merger partners. However, Community was selected because relative to the potential merger partner with the higher stated consideration price, Community offered greater pricing protection for the stock component of the consideration, had a better stock analyst rating, had a higher equivalent dividend rate, had a lower trading price relative to trailing and projected earnings, had a better cultural fit with BUCS and was expected to have less of an impact on BUCS’ employee and customer relationships.

On August 29, 2006, representatives of BUCS, FinPro and Malizia Spidi & Fisch, PC, BUCS’ outside counsel, performed due diligence on Community.

On September 5, 2006, BUCS’ board of directors held a special meeting at which representatives of FinPro and Malizia Spidi & Fisch were present. The results of BUCS’ due diligence on Community were discussed by the board of directors. FinPro and counsel briefed the board on final negotiations concerning the merger agreement and related matters. During this meeting, FinPro delivered its opinion to BUCS’ board of directors that, as of such date, the per share consideration in the merger was fair to the holders of BUCS common stock from a financial point of view. The board of directors, with counsel, reviewed the agreement and its terms. The board of directors discussed the terms of the deal. Following review by the BUCS board of directors of the foregoing matters, the BUCS Board unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors of BUCS believes that the transaction and its terms are in the best interests of BUCS’ shareholders. Following the conclusion of BUCS’ board meeting on September 5, 2006, the parties executed the definitive agreement and related documents and made a public announcement of the transaction the following morning.

Reasons for the Merger

The BUCS board has unanimously determined that the merger is fair to, and in the best interests of, BUCS and its stockholders. In arriving at this determination and approving and recommending the merger agreement, the BUCS board, among other things, consulted with FinPro with respect to the financial aspects and fairness of the merger consideration to the BUCS stockholders from a financial point of view and with its legal counsel as to the legal duties and the other terms of the merger agreement. The primary reason for the board’s determination was its understanding of the results that could be expected to be obtained by BUCS if it continued to operate independently and the likely benefits and risks to stockholders of such course as compared with the value of the merger consideration being offered by Community. The board also believed that stockholders would benefit by having the opportunity to become part of a larger and more geographically diverse entity. Additionally, the board considered the opinion of BUCS’ financial advisor that the merger consideration is fair, from a financial point of view, to the holders of BUCS common stock.

In connection with its review and approval of the merger agreement and in the course of its deliberations, the board also considered numerous factors, including the following positive and negative factors:

Positive Factors

•	The value of the merger consideration being offered as compared to the book value, earnings per share and historical trading prices of the BUCS common stock;

•

The fact that BUCS stockholders who receive shares of Community common stock should experience an increase in the liquidity for their shares as the Community common stock is traded on the Nasdaq Stock Market rather than the OTC Bulletin Board and, historically, has a much larger volume of shares traded on a daily basis than trades in the BUCS common stock;

•

BUCS’ positive perception about Community and its prospects due to its understanding of and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Community including the results of its due diligence review of Community;

•	The fact that BUCS stockholders who receive Community common stock in the merger will likely receive dividend income from such investment in the future;

•	Community’s agreement to maintain BUCS as a separate division of CommunityBanks, operating under the name “BUCS Bank, a division of Community Bank” for some period of time;

•	The fact that Community does not currently operate in BUCS’ market and therefore it is not anticipated that any branches will be closed or a significant number of employees displaced;

•

The BUCS board’s belief that pursuing the merger with Community would be more beneficial to stockholders than remaining independent due to the current and prospective environment in which BUCS operates, including national, regional and local economic conditions, the competitive environment for banks and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry and the likely effects of these factors of BUCS in light of, and in the absence of, the proposed merger with Community;

•	The fact that there is no financing contingency on the part of Community to complete the merger nor is approval by the Community stockholders required;

•	The perceived ability of Community to receive the requisite regulatory approvals in a timely manner; and

•

The terms and conditions of the merger agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions which the board believed provided adequate assurances about the current operations of Community.

Negative Factors

•

The provisions in the merger agreement limiting the number of shares that may be exchanged for cash and for stock which is likely to result in some stockholders receiving a form of merger consideration other than what they actually elected;

•

The fact that the merger agreement provides for BUCS’ payment of a termination fee of $900,000 to Community if the merger agreement is terminated under certain limited circumstances although this factor was mitigated somewhat by the fact that such circumstances would generally involve the receipt of an acquisition proposal with a third party; and

•

The fact that the merger agreement limits BUCS’ ability to solicit or discuss alternative transactions during the pendency of the merger, although this was mitigated by the fact that BUCS’ board is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal.

The BUCS board of directors also considered the fact that some of BUCS’ officers and directors have interests in the merger described under “—Interests of BUCS Directors and Executive Officers in the Merger” on page 30, that are in addition to and different from their interests as BUCS stockholders. The discussion of the information and factors considered by the BUCS board is not exhaustive, but includes all material factors considered by the BUCS board of directors. In view of the wide variety of factors considered by the BUCS board of directors in connection with its evaluation of the merger and the complexity of these matters, the BUCS board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The BUCS board of directors evaluated the factors described above, including asking questions of BUCS’ management and BUCS’ legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of BUCS and BUCS stockholders. In considering the factors described above, individual members of the BUCS board of directors may have given different weights to different factors. The BUCS board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

The BUCS board of directors unanimously determined that the merger and the merger agreement are advisable and in the best interests of BUCS and unanimously approved the merger agreement. The BUCS board unanimously recommends that BUCS stockholders vote “FOR” approval of the merger agreement.

Opinion of BUCS’ Financial Advisor

FinPro was retained by BUCS to act as its financial advisor in connection with a possible business combination with select other institutions. BUCS selected FinPro because of their knowledge of, experience with, and reputation in the financial services industry. FinPro agreed to assist BUCS in analyzing, structuring, negotiating and effecting a possible merger. FinPro is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

BUCS’ board of directors considered and approved the merger agreement at a board meeting held on September 5, 2006. FinPro delivered to the board its oral and written opinions that, as of September 5, 2006, the merger consideration was fair to BUCS’ shareholders from a financial point of view.

The text of FinPro’s updated written opinion is attached as Appendix B to this document and is incorporated herein by reference. BUCS shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FinPro.

FinPro’s opinion speaks only as of the date of such opinion. FinPro’s opinion is directed to the BUCS board of directors and addresses only the fairness, from a financial point of view, of the consideration offered in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any BUCS shareholder as to how the shareholder should vote at the BUCS special meeting on the merger or any related matter.

In rendering its opinion, FinPro has, among other things:

•	reviewed the historical financial performances, current financial positions and general prospects of BUCS and Community;

•

considered the proposed financial terms of the merger and examined the projected consequences of the merger with respect to, among other things, market value, earnings and tangible book value per share of Community common stock;

•

to the extent deemed relevant, analyzed selected public information of certain other banking institutions and compared BUCS and Community from a financial point of view to those other banking institutions;

•	reviewed the historical market price ranges and trading activity performance of common stock of both BUCS and Community;

•	reviewed publicly available information such as annual reports, SEC filings and research reports;

•	compared the terms of the merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

•

discussed with certain members of senior management of BUCS and Community the strategic aspects of the merger, including estimated cost savings from the merger and other matters relevant to the future performance of the combined entity;

•	reviewed the merger agreement; and

•	performed such other analyses and examinations as deemed necessary.

In performing its review and in rendering its opinion, FinPro has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by BUCS or Community or their respective representatives or that was otherwise reviewed by FinPro, as the case may be, and has assumed such accuracy and completeness for purposes of rendering its opinion. FinPro has further relied on the assurances of management of BUCS and Community that they are not aware of any facts or circumstances not within the actual knowledge of FinPro, as the case may be, that would make any of such information inaccurate or misleading. FinPro has not been asked to and has not undertaken any independent verification of any of such information and FinPro does not assume any responsibility or liability for the accuracy or completeness thereof. FinPro has not made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BUCS or Community or any of their subsidiaries, or the collectibility of any such assets, nor has FinPro been furnished with any such evaluations or appraisals. FinPro has not made any independent evaluation of the adequacy of the allowance for loan losses of BUCS or Community or any of their subsidiaries nor has FinPro reviewed any individual credit files and have assumed that their respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis.

The following is a summary of the material analyses performed by FinPro and presented to the BUCS board on September 5, 2006. The summary is not a complete description of all the analyses underlying FinPro’s opinions. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. FinPro believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Community’s Comparable Trading Multiple Comparison. FinPro analyzed Community’s trading multiples relative to the trading multiples of other selected Pennsylvania banks.

As of Closing on 09/01/2006	Price to Last Twelve Months’ Earnings per Share	Price to 2006 Estimated Earnings per Share	Price to 2007 Estimated Earnings per Share	Price to Book Value Per Share	Price to Tangible Book Value Per Share
Community’s Trading Multiples	14.9x	14.5x	13.3x	131.5%	294.3%
Comparable Trading Group Average	15.6x	16.1x	14.9x	186.1%	243.4%
Comparable Trading Group Median	15.3x	15.4x	14.3x	183.4%	233.2%

Source:	SNL Securities’ market data

The selected Comparable Trading Group was composed of: AmeriServ Financial, Inc. (ADRV), Bryn Mawr Bank Corporation (BMTC), Citizens & Northern Corporation (CZNC), CNB Financial Corporation (CCNE), Univest Corporation of Pennsylvania (UVSP), F.N.B. Corporation (FNB), First Commonwealth Financial Corp (FCF), Harleysville National Corporation (HNBC), IBT Bancorp, Inc. (IRW), Leesport Financial Corp. (FLPB), National Penn Bancshares, Inc. (NPBC), Omega Financial Corporation (OMEF), Penns Woods Bancorp, Inc. (PWOD), Pennsylvania Commerce Bancorp (COBH), Republic First Bancorp, Inc. (FRBK), Royal Bancshares of Pennsylvania (RBPAA), S&T Bancorp, Inc. (STBA) and Sterling Financial Corporation (SLFI).

Valuation

FinPro analyzed the consideration using the standard evaluation techniques (as discussed below) including, but not limited to: comparable trading multiples, comparable acquisition multiples, the net present value of cash dividends and terminal value and the potential pro forma financial impact of the merger on BUCS’ financials based on certain assumptions.

Market Value. Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the “comparable” data are deemed sufficient. The market value for a financial institution can be determined by comparison to the median price to earnings and price to tangible book value of publicly-traded financial institutions, adjusting for significant differences in financial performance criteria. The market value in connection with the evaluation of control of a financial institution is determined by the previous sales of financial institutions.

Market Value—Trading. FinPro selected a Comparable Trading Group which was comprised of liquidly-traded fully public thrifts with assets less than $250 million. Additionally, recent IPOs and any thrift known to be a merger target were eliminated from the Comparable Trading Group.

As of Closing on 09/01/2006	Price to Last Twelve Months’ Earnings per Share	Price to Last Twelve Months’ Core Earnings per Share *	Price to Book Value Per Share	Price to Tangible Book Value Per Share
BUCS Trading Multiples	19.6x	19.7x	87.0%	87.0%
BUCS Acquisition Multiples	41.4x	41.4x	184.1%	184.1%
Comparable Trading Group Median	15.6x	15.1x	107.1%	107.1%
Maryland Thrift Trading Median	12.8x	12.2x	167.5%	168.0%
National Thrift Trading Median	16.7x	15.9x	132.7%	151.1%

Sources:	SNL Securities’ market data and FinPro calculations.
* Note:	Core earnings were defined as: net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 39%.

The selected Comparable Trading Group was composed of: Blue River Bancshares, Inc. (BRBI), Central Federal Corporation (CFBK), FFD Financial Corporation (FFDF), First Bancshares, Inc. (FBSI), First Niles Financial, Inc. (PEDE), GS Financial Corp. (GSLA), Home City Financial Corporation (HCFC), Independence Federal Savings Bank (IFSB), Mayflower Co-operative Bank (MFLR) and Park Bancorp, Inc. (PFED).

Market Value—Acquisition. In analyzing the consideration value to be paid for BUCS, FinPro considered the market approach and evaluated price to earnings, price to core earnings, price to book value, price to tangible and franchise premium to core deposits multiples for recently announced thrift mergers. The Comparable Acquisition Group was composed of thrifts that announced sales after January 1, 2005 where deal value was between $10 million and $50 million and where the target company was profitable, but had a return on average equity less than 8% for the most recent period. The following table illustrates the average and median pricing multiples of the Comparable Acquisition Group.

	Price to Last Twelve Months’ Earnings per Share	Price to Book Value Per Share	Price to Tangible Book Value Per Share	Franchise Premium to Core Deposits
BUCS Acquisition Multiples	41.4x	184.1%	184.1%	12.6%
Comparable Acquisition Average	32.0x	204.3%	204.9%	19.1%
Comparable Acquisition Median	31.5x	168.6%	168.6%	14.6%

Sources:	SNL Securities data and FinPro calculations.

Investment Value. The investment value of any banking institution’s stock is an estimate of present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. FinPro calculated a net present value of dividends and terminal value through 2008. Earnings projections were based upon discussions with management and the earnings growth rate for years 2007 and 2008 was assumed to be 12%. FinPro assumed that BUCS would begin to pay cash dividends in 2007. The terminal value was calculated using the projected 2008 earnings and tangible book value per share and applying average long term thrift acquisition multiples. The price to earnings multiples ranged between 23x to 25x and price to tangible book multiples ranged between 170% and 210%. FinPro utilized discount rates between 10% and 11%.

Based on these assumptions, FinPro calculated the present value of dividends and terminal value to be between $19.60 per share and $21.76 per share on an earnings basis and between $20.38 per share and $25.67 per share on a tangible book basis. FinPro’s computations were based on an analysis of the financial services industry, the economic and competitive situations currently existing in BUCS’ market area and its current financial condition.

Pro Forma Financial Impact Analysis. FinPro analyzed the merger in terms of its effect on BUCS’ stand alone projected fiscal 2006 and 2007 earnings per share. The projected 2006 and 2007 earnings per share for Community were based upon the average First Call Analyst estimate of $1.80 and $1.97 per share. BUCS’ projected 2006 earnings per share was assumed to be $0.85 per share based upon discussions with management and was assumed to grow 12% for 2007. Based upon certain assumptions, including those with respect to cost savings and other synergies from the merger and the stand-alone earnings projections provided by BUCS and Community, the analysis indicated that the merger is projected to be accretive to both Community’s and BUCS’ equivalent earnings per share.

These forward looking projections may be affected by many factors beyond the control of BUCS and/or Community, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the merger, the actual level of revenue enhancements brought about through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

FinPro acted as financial advisor to BUCS in connection with the merger and will receive a fee of $225,000 for their services, the majority of which is contingent upon the consummation of the merger.

Interests of BUCS Directors and Executive Officers in the Merger

As described below, some of BUCS’ officers and directors have interests in the merger apart from their interests as stockholders.

Existing Change in Control Severance Agreements. The Bank entered into change in control severance agreements on May 10, 2006 with Matthew J. Ford, Debra J. Vinson, James E. Shinsky and William H. Howard, Jr., who are each Senior Vice Presidents of the Bank. The agreements provide that if, within 12 months following completion of the merger, the employment of the officer is involuntarily terminated for other than “just cause” or is terminated by the officer following the occurrence of certain events adverse to the officer, then the officer shall be entitled to (1) a lump sum cash severance payment equal to two times his aggregate taxable compensation for the calendar year ending prior to the year in which the merger is completed (including 401(k) deferrals), and (2) continued medical and dental insurance coverage for the officer and his dependents for a period of 18 months, provided that the severance payment to the officer shall be reduced by the minimum amount necessary to ensure that the officer does receive parachute payments under Section 280G of the Code. In that event, the lump sum cash severance payments are estimated to be approximately $240,000 for Mr. Ford, $240,000 for Ms. Vinson, $240,000 for Mr. Shinsky and $210,000 for Mr. Howard.

Further, some executive officers may be eligible for retention bonuses as discussed under “The Merger Agreement—Management and Operations After the Merger—Employment; Severance” on page 44.

Pursuant to the terms of the merger agreement, on the effective date of the merger Herbert J. Moltzan, BUCS’ president and chief executive officer, will enter into an employment agreement with Community to become Regional President of Community. The employment agreement provides for (i) employment for a term of three years with rolling two-year renewal terms after the first year, (ii) an annual salary of at least $150,000, (iii) participation in Community’s management incentive and stock option plans, (iv) a lump-sum payment of approximately $475,000 on the effective date of the merger for cancellation of Mr. Moltzan’s existing employment agreement, including a change-of-control provision, (v) continued accrual and maintenance of Mr. Moltzan’s BUCS supplemental retirement plan and existing life insurance, and (vi) participation in Community’s employee benefit plans.

Termination of Employee Stock Ownership Plan. The Merger Agreement provides that the BUCS Federal Bank Employee Stock Ownership Plan, or the ESOP, will be terminated as part of the Merger. As soon as practicable after the receipt of a favorable determination letter from the Internal Revenue Service (“IRS”) as to the tax qualified status of the ESOP upon its termination, distributions of the benefits under the ESOP shall be made to the ESOP Participants. The Bank has filed an application with the IRS for a favorable determination letter. All ESOP Participants become fully vested in their accounts on the merger effective date. Any outstanding ESOP indebtedness will be repaid, and the balance remaining the ESOP suspense account will be allocated as earnings of the ESOP to participants in accordance with the terms of the ESOP. At the time distribution of benefits is made under the ESOP on or after the effective time, at the election of the ESOP Participant, the amount thereof that constitutes an “eligible rollover distribution” (as defined in the Code) may be rolled over by such ESOP Participant to any qualified Community benefit plan that permits rollover distributions or to any eligible individual retirement account.

Advisory Board. In addition, upon completion of the bank merger, Community will establish an advisory board for the Metropolitan Baltimore region of Maryland, and will offer a position on such advisory board to those current members of BUCS’ board of directors that are designated by Mr. Moltzan. Such directors will be appointed to the advisory board for at least two years and (other than Mr. Moltzan) will receive compensation equal to the aggregate annual fees they received as members of the boards of directors of BUCS and the Bank during the twelve months immediately prior to the effective date of the merger.

Insurance. In addition, Community will provide indemnification and insurance for the officers and directors of BUCS. See “Terms of the Merger Agreement—Management and Operations after the Merger—Indemnification; Insurance” on page 44.

Material Federal Income Tax Consequences of the Merger

To ensure compliance with Treasury Department Circular 230, BUCS stockholders are advised that: (a) any discussion in this prospectus/proxy statement of United States federal income tax consequences of the merger was not intended or written to be used, and cannot be used by a BUCS stockholder, for the purpose of avoiding penalties that may be imposed on a stockholder under the Internal Revenue Code; (b) the discussion is being used in connection with the promotion or marketing by the companies of the transactions discussed herein (within the meaning of Circular 230); and (c) each BUCS stockholder should seek advice based on his, her or its particular tax consequences from an independent tax advisor.

The following discussion is a general description of the material United States federal income tax consequences of the merger to a BUCS stockholder who holds his or her shares of BUCS common stock as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to BUCS stockholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to BUCS stockholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, BUCS stockholders who hold their shares of common stock as part of a hedge, straddle or conversion transaction, stockholders who acquired their shares of common stock pursuant to the exercise of employee stock options or otherwise as compensation, and BUCS stockholders who are not “United States persons” as defined in section 7701(a)(30) of the Code). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the federal income tax aspects set forth below.

BUCS stockholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon the receipt by Community of the opinion of special counsel to Community, and the receipt by BUCS of the opinion of legal counsel to BUCS, each dated as of the closing date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions, the merger constitutes a reorganization under Section 368(a) of the Code. Counsel may rely on representations and reasonable assumptions in giving such opinions, including those contained in certificates of, among others, Community and BUCS. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Community nor BUCS intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, we can give no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which the opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below describes the material United States federal income tax consequences of the merger to BUCS stockholders. Such consequences generally will depend on whether stockholders receive cash, Community common stock, or a combination of cash and Community common stock for their shares of BUCS common stock.

Assuming the merger will qualify as a reorganization within the meaning of Section 368(a), the material United States federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by Community or BUCS as a result of the merger;

•

BUCS stockholders will not recognize any gain or loss upon receipt of Community common stock in exchange for BUCS common stock, except that (1) stockholders who receive cash proceeds for fractional share interests will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to their fractional share interests, and such gain or loss will constitute capital gain or loss if the stockholders held their BUCS common stock as a capital asset at the effective date of the merger and (2) stockholders who receive cash consideration and Community common stock in exchange for BUCS common stock will recognize gain, but not loss, realized with respect to any BUCS common share but not in excess of the amount of cash received or deemed received for that BUCS common share, and such gain will constitute capital gain if the stockholder held their BUCS common stock as a capital asset at the effective date of the merger. If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the holder’s ratable share of the accumulated earnings and profits of BUCS as calculated for United States federal income tax purposes;

•

BUCS stockholders who receive only cash consideration in exchange for their shares of BUCS common stock pursuant to the merger will generally recognize gain or loss based on the difference between the cash consideration received and the adjusted basis in the BUCS common stock exchanged;

•

the aggregate tax basis of shares of Community common stock received by BUCS stockholders in the merger will be the same as the aggregate tax basis of their shares of BUCS common stock less any basis that would be allocable to a fractional share of Community common stock for which cash is received; and

•

the holding period of the Community common stock that BUCS stockholders receive in the merger will include the holding period of their shares of BUCS common stock, provided that they hold their BUCS common stock as a capital asset at the time of the merger.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the BUCS stockholder’s deemed percentage stock ownership in Community. For purposes of this determination, the BUCS stockholder is treated as if it first exchanged all of its shares of BUCS common stock solely for Community common stock and then Community immediately redeemed, which we refer to in this document as the “Deemed Redemption,” a portion of the Community common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as a capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the BUCS stockholder or (2) “not essentially equivalent to a dividend.”

The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether a Deemed Redemption is “not essentially equivalent to a dividend” with respect to a BUCS stockholder will depend upon the BUCS shareholder’s particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend,” the Deemed Redemption must result in a “meaningful reduction” in the BUCS stockholder’s deemed percentage stock ownership of Community. In general, that determination requires a comparison between: (1) the percentage of the outstanding stock of Community that the BUCS stockholder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (2) the percentage of the outstanding stock of Community that is actually and constructively owned by the BUCS stockholder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder. BUCS stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of BUCS common stock will be treated as a dividend.

The Internal Revenue Service has ruled that a relatively minor reduction in the deemed percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a “meaningful reduction.”

Backup Withholding. Payments of cash to a holder surrendering shares of BUCS common stock will be subject to information reporting and backup withholding (whether or not the holder also receives Community common stock) at a rate of 28% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Any amounts withheld from payments to a holder under the backup withholding rules may be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Each holder of BUCS common stock should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedures for claiming such exemption.

Regulatory Approvals

Community and BUCS, along with their subsidiary banks, are regulated by certain federal and state government agencies, including the Federal Reserve Board, OTS, FDIC and Department of Banking, and the respective staffs thereof. The merger of Community and BUCS, as well as the subsequent merger of their subsidiary banks, require regulatory approval in the form of consent, waiver, approval, nonobjections and clearances to be obtained or issued by the respective regulatory authorities.

Approval of the merger of Community and BUCS. The merger of Community and BUCS requires the prior approval of the Federal Reserve Board and notification to the OTS and Department of Banking. Community has filed the required applications and notices, but has not received approvals. The application and notices describe the terms of the merger, the parties involved and the activities to be conducted by the combined companies as a result of the transaction, and contain certain related financial and managerial information. Copies of the application to the Federal Reserve Board will be provided to the U.S. Department of Justice and other governmental agencies.

The Federal Reserve Board generally may not approve any proposed transaction:

•	that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States; or

•

that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade, unless the regulatory authority finds that the public interest in meeting the convenience and needs of the communities served outweighs the anti-competitive effects of the proposed transaction.

The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the holding companies and their subsidiary banks and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each company’s subsidiary bank in meeting the credit needs of its respective community, including low and moderate-income neighborhoods. Community and BUCS’ bank subsidiaries each received a “Satisfactory” rating during their most recent Community Reinvestment Act examinations.

Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing. Once the application is approved, a transaction generally may not be completed until 15 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. While Community and BUCS believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, will not challenge the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

Additionally, Community’s registration statement must be declared effective by the SEC before these materials may be sent in final form to BUCS’ stockholders.

Approval of the Bank Merger. The merger of BUCS’ bank subsidiary, BUCS Federal Bank, with and into Community’s bank subsidiary, CommunityBanks, is subject to the prior approval of the FDIC and the Department of Banking under Section 115 of the Pennsylvania Banking Code. Community has filed the required applications, but has not received approvals. The Department of Banking will consider, among other things, whether the purposes and probable effects of the merger would be consistent with the purposes of the Pennsylvania Banking Code, as set forth in Section 103 of the Banking Code, and whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or shareholders of the institutions involved.

We are not aware of any material governmental approvals or actions that are required to complete the mergers, except as described above. If any other approval or action is required, we will use our best efforts to obtain such approval or action. Although Community and BUCS are not aware of any reason why the mergers would not receive the required regulatory approvals, we cannot be certain the mergers will be approved.

Exchange of BUCS Stock Certificates

You should submit your stock certificates to the exchange agent with your election form on which you will indicate the form of merger consideration you wish to receive in exchange for your shares of BUCS common stock. As soon as reasonably practicable after the merger is completed, Community’s exchange agent will mail to BUCS stockholders who did not submit an election form a letter of transmittal with instructions for use in surrendering their BUCS stock certificates in exchange for the merger consideration. Your BUCS stock certificates will be cancelled upon the effective date of the merger. You will receive the merger consideration within ten business days of the later of the closing of the merger or your submission to the exchange agent of your certificates representing your shares of BUCS common stock (submitted either with the election form or the letter of transmittal) and such other documentation as the exchange agent may reasonably require.

Shares of Community common stock issued in exchange for shares of BUCS common stock in the merger will be issued in book-entry form.

If you own BUCS common stock through a broker, bank or other holder of record, you will not need to obtain stock certificates to submit for exchange to the exchange agent. If you hold BUCS stock certificates, you are not entitled to receive any dividends or other distributions on Community stock until you have surrendered your BUCS stock certificates in exchange for Community stock and the merger is completed. If there is any dividend or other distribution on Community stock with a record date occurring after the time that the merger is completed and a payment date prior to the date you surrender your BUCS stock certificates in exchange for Community stock, you will receive the dividend or distribution, without interest, with respect to the whole shares of Community stock issued to you after you surrender your BUCS stock certificates and the shares of Community common stock are issued in exchange.

If your BUCS stock certificate(s) have been lost, stolen or destroyed, you should contact BUCS’ current transfer agent, Registrar and Transfer Company, with respect to replacing such stock certificate(s) so that you may receive the merger consideration. If you are unable to replace such lost, stolen or destroyed stock certificate(s) prior to the effective date of the merger, then the exchange agent may accept for exchange such lost, stolen or destroyed certificates and pay you the merger consideration only upon receipt of an appropriate surety bond.

Once the merger is completed, the BUCS stock transfer books will be closed and no further transfers of BUCS common stock will be permitted.

Community will issue the cash or stock merger consideration (including cash issued instead of a fractional share) and any dividends declared on shares of stock issued in the merger in a name other than the name in which a surrendered BUCS stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Restrictions on Sales of Shares by Affiliates of BUCS

The shares of Community common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an “affiliate” of BUCS at the time of the special meeting. Each of those affiliates has agreed with Community that the affiliate will not transfer any shares of stock received in the merger except in compliance with the Securities Act. The registration statement of which this prospectus/proxy statement are a part does not cover resales of Community common stock by affiliates of BUCS.

Dissenters’ Rights

BUCS stockholders have the right to exercise appraisal rights in connection with the merger and obtain the fair value of their shares of BUCS common stock in cash in accordance with Sections 3-201 through 3-213 of the Maryland General Corporation Law. A summary of the rights of dissenting stockholders follows. The summary is qualified in its entirety by reference to Appendix C to this prospectus/proxy statement, which sets forth the applicable provisions of dissenters’ rights under Maryland law. If you are considering exercising your dissenters’ rights, you should read carefully the summary below and the full text of the law set forth in Appendix C.

Dissenters’ rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

A record holder of BUCS common stock who wishes to exercise his, her or its dissenters’ rights in the event the merger agreement is approved must:

•	be a record holder of the BUCS common stock as to which he, she or it seeks appraisal rights on the record date;

•

not vote his, her or its common stock in favor of approval of the merger agreement (failure to vote against the merger agreement, unlike an affirmative vote in favor of the merger agreement, will not constitute a waiver of dissenters’ rights under Maryland law); and

•

file a written objection with BUCS at or before the special meeting of stockholders to be held on March 21, 2007. The written objection should be mailed to Herbert J. Moltzan, President and Chief Executive Officer, BUCS Financial Corp, 10455 Mill Run Circle, Owings Mills, Maryland 21117. Voting against the merger agreement in person or by proxy at the special meeting will not in and of itself satisfy the notice requirements imposed on BUCS stockholders seeking to exercise dissenters’ rights under Maryland law;

•

deliver to Community, as the successor corporation, not later than 20 days after the Maryland State Department of Assessments and Taxation (the “SDAT”) accepts the articles of merger to be filed to effect the merger, a written demand for payment of the fair cash value of the shares as to which he or she seeks appraisal rights. The written demand must state the name of the stockholder and the number and class of shares as to which he or she seeks appraisal rights. Community will promptly notify each dissenting stockholder when the SDAT has accepted the articles of merger. Community may offer to pay you what it considers the fair value of your shares of BUCS common stock at that time.

•

Within 50 days after acceptance of the articles of merger, either you (if you do not accept such offer of fair value, if made) or Community may petition a court in Daulphin County for appraisal of the shares. The court will appoint appraisers to determine the fair value of the BUCS common stock. Fifteen days after their report is filed, you or Community may object to it and request a hearing. On motion the court will confirm, modify or reject the appraisers’ report. If confirmed or modified, you will be paid the fair value of your stock as set forth in the report as confirmed or modified by the court. If rejected, the court will either set the fair value or remit the proceedings to the same or new appraisers.

Any written demand for payment should be mailed or delivered to Community Banks, Inc., Patricia E. Hoch, Senior Vice President and Corporate Secretary, 777 East Park Drive, Harrisburg, Pennsylvania 17111. As the written demand must be delivered to Community within the 20-day period after the SDAT accepts the articles of merger, if you wish to exercise dissenters’ rights we recommend that you use certified or registered mail, return receipt requested, to confirm that you have made a timely delivery.

If you are a beneficial owner that holds shares of BUCS common stock in a brokerage account or in other nominee form and wish to exercise dissenters’ rights you should consult with your broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

Failure to comply strictly with these procedures will cause you to lose your dissenters’ rights. Consequently, if you desire to exercise your dissenters’ rights, you are urged to consult a legal advisor before attempting to exercise these rights.

BUCS stockholders wishing to exercise their dissenters’ rights should consult their own counsel to ensure that they fully and properly comply with applicable requirements.

Material Contracts

There have been no material contracts or other transactions between BUCS and Community since signing the merger agreement, nor have there been any material contracts, arrangements, relationship or transactions between BUCS and Community during the past five years other than in connection with the merger agreement and as described in this document.

THE MERGER AGREEMENT

The description of the merger agreement set forth below highlights important terms of the merger agreement, a copy of which is attached to, and incorporated by reference in, this document as Appendix A. This description is not complete and may not include all the information that may interest you. For a more complete understanding of the merger agreement, we urge you to read the merger agreement carefully and in its entirety. The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about BUCS or Community. Such information can be found elsewhere in this document and in the other public filings each of us makes with the SEC, which are available without charge at www.sec.gov.

Effect of the Merger

As discussed above, pursuant to the merger agreement BUCS will be merged with and into Community, with Community as the surviving entity. Pursuant to the terms of the merger agreement, holders of BUCS common stock outstanding immediately prior to the merger will be entitled to receive either cash, Community common stock or a combination of cash and stock in the merger as further described below. Pursuant to the bank merger, immediately after the merger the Bank will be merged with and into CommunityBanks, and CommunityBanks will continue its existing operations.

Merger Consideration; Exchange Ratio

Each share of BUCS common stock issued and outstanding as of the effective date of the merger, other than shares of BUCS common stock held by persons who have perfected dissenters’ rights, will be converted into and become a right to receive either (i) $24.00 cash (the “cash consideration”) or (ii) approximately $24.00 worth of Community common stock, par value $5.00 per share (the “Community stock consideration” and, together with the cash consideration, the “merger consideration”), based on the exchange ratio described in the following paragraph.

The Community stock consideration will be calculated by dividing $24.00 by the average of the closing sales price of Community common stock on the Nasdaq Stock Market for the ten trading days ending two days before the effective date of the merger, which we sometimes refer to as the market value of the Community common stock. The number of shares to be issued on a per-share basis is the “exchange ratio.” The merger agreement provides that the exchange ratio may not be greater than 1.1485. Further, if Community enters into or completes a transaction prior to the effective date of the merger pursuant to which a person or entity is or will acquire 24.9% or more of its outstanding shares of common stock, then the exchange ratio will be fixed at 1.1485.

The number of shares of Community common stock issuable in exchange for a share of BUCS common stock will be adjusted to take into account any stock splits, stock dividends, combinations or reclassifications that may occur involving Community common stock prior to the effective date of the merger. To the extent that application of the exchange ratio would result in a BUCS stockholder receiving a fraction of a Community share, the BUCS stockholder will receive cash that is approximately equivalent in value to the stock consideration (the fraction of a share multiplied by the closing price of Community common stock on the effective date of the merger).

The merger agreement provides that the number of shares of BUCS common stock that will be converted into the right to receive Community common stock upon the effective time of the merger will be at least 50% and no more than 65%, at Community’s option. Community has determined to set this figure at 65%.

Election Procedures

Holders of shares of BUCS common stock will elect whether they wish to receive the cash consideration for all or a portion of their shares or the Community stock consideration for all or a portion of their shares. BUCS stockholders may elect the cash consideration for a portion of their shares of BUCS common stock owned and the Community stock consideration for the remainder of their shares of BUCS common stock. All stockholder elections will be made on the election form that was sent to BUCS’ stockholders at or immediately following the time that the prospectus/proxy statement was mailed to BUCS’ stockholders. The exchange agent, as defined below, will use reasonable efforts to make an election form available to all persons who become holders of record of BUCS common stock between the record date for mailing of the prospectus/proxy statement and election form and the deadline to return election forms. To be effective, an election form must be returned, properly completed and accompanied by the stock certificate(s) as to which the election is being made, to the exchange agent (which will be designated by Community and acceptable to BUCS), no later than 5:00 p.m., Eastern Time, on the day that is two business days before the closing date of the merger.

A record holder that fails to submit a valid election form prior to the election deadline will receive cash, Community common stock or a combination thereof, depending on whether proration is necessary and whether proration applies to the aggregate cash consideration or Community stock consideration as described below:

•	If proration is not required, you will receive the Community stock consideration.

•

If proration is required because the holders of more than 35% of the outstanding shares of BUCS common stock have elected to receive the cash consideration, you will receive the Community stock consideration.

•

If proration is required because the holders of more than 65% of the outstanding shares of BUCS common stock have elected to receive the Community stock consideration, you will receive the cash consideration.

No one is making any recommendation as to whether BUCS stockholders should elect to receive cash or Community common stock in the merger. Each BUCS stockholder must make his, her or its own decision with respect to such election.

Allocation; Proration

In certain circumstances, a BUCS stockholder’s election of merger consideration may be subject to adjustment. If elections to receive cash are made for fewer than 35% of the outstanding shares of BUCS common stock, then the number of shares to be converted into cash by each stockholder who elected the Community stock consideration will be increased by the same proportion (i.e. on a pro rata basis) until 35% of the BUCS shares (minus shares of dissenting stockholders, if any) are converted into cash consideration. If elections to receive cash are made for greater than 35% of the outstanding shares of BUCS common stock, then the number of shares to be converted into cash by each stockholder that has elected the cash consideration will be decreased by the same proportion until 35% of the outstanding shares of BUCS are converted into cash consideration. If proration is necessary, you will not receive the exact merger consideration that you requested. Changes in the amount of cash or stock you receive as a result of proration will have no impact on your vote on the merger.

Before generally prorating stockholder elections, shares for which no valid election has been made will be converted into cash or stock (depending on whether too much cash or too much stock was elected) as described above under “—Election Procedures”. If proration is still necessary after the conversion of all non-electing shares, then all electing shares will be prorated as described above.

Treatment of Stock Options

On the effective date of the merger, each outstanding option to purchase BUCS common stock will be converted into the right to receive a cash payment equal to the product of (i) the number of shares subject to such option and (ii) the dollar amount equal to (A) $24.00 less (B) the exercise price of such option, less any applicable withholding taxes. In order to receive the cash payment for their options, option holders must first submit to Community a Stock Option Cancellation Agreement that provides that the option holder has surrendered his or her options for the option payment price and that all of BUCS’ obligations relating to such options are extinguished.

The following table reflects the number of options held by each director who has options and executive officer and the payment that each will receive in exchange for their options (before deduction of any applicable withholding taxes), assuming the individuals do not exercise any options prior to the merger closing.

Name	Number of Options	Total Payment for Options
Brian Bowers	1,984	$29,381
Harry Fox	1,984	$29,381
Peg Ohrt	1,984	$29,381
Joseph Pescrille	1,984	$29,381
A. Virginia Wampler	1,984	$29,381
Dale Summers	1,984	$29,381
Joseph J. Mezzanotte	1,984	$29,381
Allen Maier	1,984	$29,381
M. Robin Copeland	1,984	$29,381
Herbert J. Moltzan	24,200	$359,201
Thomas Markel	1,984	$29,381
Matthew J. Ford	7,260	$106,432
Debra J. Vinson	7,260	$107,908
James E. Shinsky	7,260	$107,908
William H. Howard, Jr.	6,050	$89,431

Conditions to Completion of the Merger

Each of Community and BUCS’ obligation to complete the merger is subject to satisfaction of the following conditions at or prior to the closing date of the merger:

•	the parties have taken all actions required to authorize the execution, delivery and performance of the merger agreement and the bank plan of merger;

•	the merger agreement has been approved by the stockholders of BUCS;

•	the parties have obtained all necessary regulatory approvals and consents;

•

the effectiveness of the registration statement of which this prospectus/proxy statement is a part under the Securities Act and the absence of any pending or threatened proceedings by the SEC to suspend the effectiveness of the registration statement;

•	no court or government agency has issued an injunction or order prohibiting the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•

the parties have satisfied all of their obligations under the merger agreement, their representations and warranties in the merger agreement are true, unless the breach of a representation or warranty would not have a material adverse effect, and an officer of each company has given a certificate to the other to the effect that all of the conditions to closing have been satisfied;

•

the companies have received opinions from their respective legal counsel that the merger will constitute a reorganization as described in Section 368(a) of the Code, based on representations and reasonable assumptions, including those contained in certificates of officers of BUCS and Community; and

•

each party has received such other documents or instrument from the other as reasonably requested in connection with accounting or income tax treatment of the merger and bank merger or related securities law compliance.

In addition, Community’s obligation to complete the merger is subject to satisfaction of the following additional conditions at or prior to the closing date of the merger:

•

The Financial Services Agreement between CareFirst of Maryland, Inc. and BUCS, dated July 29, 2002, and any real property leases to which BUCS, the Bank or any of its other subsidiaries is a party as of the date of the merger agreement have not expired or been terminated, and BUCS has received all necessary consents to Community succeeding to BUCS’ rights and responsibilities under such agreement and leases; and

•	The results of any Phase II environmental audit conducted by Community shall not result in a material adverse effect on BUCS.

Further, BUCS’ obligation to complete the merger is subject to satisfaction of the following additional conditions at or prior to the closing date of the merger:

•	Community’s common stock, including the Community stock consideration, has been approved for listing on the Global Market tier of The Nasdaq Stock Market;

•	BUCS has received an updated fairness opinion from FinPro dated as of the date of mailing of this prospectus/proxy statement; and

•

BUCS has received a certificate from the exchange agent certifying that it has received adequate cash to pay the aggregate cash consideration and for the payment of fractional shares and irrevocable authorization to issue sufficient shares of Community common stock for the Community stock consideration.

For purposes of the merger agreement, a “material adverse effect” means, with respect to either Community or BUCS, a material adverse effect on the business, financial condition or results of operations or the ability of such party to consummate the merger, bank merger, or other transactions contemplated in the merger agreement. However, any change or event caused by or resulting from the following will not be deemed to have a material adverse effect:

•	any change in the value of the respective assets and liabilities of the companies resulting from a change in interest rates generally;

•

any change occurring after the date of the merger agreement in any federal or state law, rule or regulation or in generally accepted accounting principles, which change affects banking institutions generally, including any change affecting the Deposit Insurance Fund;

•	changes in general economic (except to the extent of asset quality), legal, regulatory or political conditions affecting banking institutions generally;

•	expenses incurred in connection with the merger agreement and the transactions contemplated thereby;

•	actions or omissions of either party taken with the prior written consent of the other party or pursuant to the merger agreement; or

•	any effect on either party caused, in whole or in substantial part, by the other party.

Subsidiary Bank Merger

Community and BUCS have entered into a bank plan of merger. The bank plan of merger provides that, subject to receipt of all necessary regulatory approvals and the completion of the merger of BUCS into Community, BUCS Federal Bank will merge into CommunityBanks, with CommunityBanks surviving. All shares of BUCS Federal Bank will be canceled and will cease to exist, and no consideration will be paid for any of these shares. Community and BUCS expect to complete the bank merger immediately following completion of the merger of Community and BUCS.

No Solicitations of Alternative Transactions

The merger agreement contains detailed provisions prohibiting BUCS from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, BUCS has agreed:

•

not to initiate, solicit, encourage or facilitate an acquisition proposal from any other party (in the merger agreement, “acquisition proposal” generally means a proposal from a party other than Community to merge with BUCS or acquire 24.9% or more of any class or series of its equity securities);

•

not to enter into, maintain or continue discussions or negotiations with any person regarding an acquisition proposal, unless the failure to do so could constitute a breach of the fiduciary duty of BUCS’ directors under Maryland law;

•	not to agree to or endorse an acquisition proposal, unless the failure to do so could constitute a breach of the fiduciary duty of BUCS’ directors under Maryland law; and

•	to notify Community if it receives any such inquiries or proposals.

Any breach by BUCS of these provisions would entitle Community to terminate the agreement and, in certain circumstances, to be paid a termination fee (see “—Termination” and “—Termination Fees” on page 45).

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

•	the corporate organization of Community, BUCS and their respective subsidiaries;

•	the capital structure of Community and BUCS;

•	the approval, execution, delivery and enforceability of the merger agreement;

•	the approval and enforceability of the bank plan of merger;

•	certain contracts of the parties, including material contracts;

•	required consents or approvals of regulatory authorities and third parties;

•	the preparation of financial statements in accordance with generally accepted accounting principles;

•	the absence of material adverse changes, since June 30, 2006, in the assets, business, financial condition or results of operations of each of Community and BUCS and their respective subsidiaries;

•	the filing of tax returns and payment of taxes;

•	the quality of title to assets and properties;

•	maintenance of adequate insurance;

•	the absence of undisclosed material pending or threatened litigation;

•	compliance with applicable laws and regulations;

•	absence of notices or communications from applicable regulatory authorities;

•	retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	the absence of undisclosed brokers’ or finders’ fees;

•	the absence of material environmental violations, actions or liabilities;

•	the establishment of each party’s allowance for loan losses in accordance with generally accepted accounting principles and all applicable regulatory criteria;

•	transactions with affiliates;

•

the accuracy of information supplied by the parties in connection with the registration statement filed by Community with the SEC, this document and all applications filed with regulatory authorities for approval of the transaction and the bank merger;

•	the conduct of BUCS’ business since June 30, 2006; and

•	other documents filed by the parties with the SEC and the accuracy of information contained in those documents.

Additionally, Community represented and warranted that it will have available cash and shares of common stock available to pay the aggregate merger consideration and that the merger agreement would not result in the grant, issuance or triggering of any right under a Rights Agreement to which Community is a party (see “Comparison of Stockholder Rights—Shareholder Rights Plan” on page 55). Both Community and BUCS represented that their respective bank subsidiaries are well capitalized and Community represented that CommunityBanks will be well capitalized when the merger is completed. Both parties also made certain representations with respect to loans reflected as assets on their financial statements. The merger agreement also contains other representations and warranties by BUCS relating to, among other things, employment and consulting contracts and benefit matters and BUCS’ transactions with related parties.

Conduct of Business Pending the Merger

The parties have agreed that pending the closing of the merger they will use their reasonable good faith efforts to preserve their business organization, maintain good relationships with employees, preserve the good will of their customers, maintain customary insurance, maintain their books and records consistent with past practice, and file any required tax returns and timely pay all taxes due.

Additionally, BUCS has agreed that until the closing of the merger, except as contemplated by the merger agreement or with Community’s written consent it will, and will cause each of its subsidiaries to, conduct business in the ordinary course consistent with past practice. Without obtaining Community’s written consent, BUCS may not, and may not permit its subsidiaries to:

•	change any provision of its articles of incorporation or bylaws;

•	change the number of authorized or issue any shares of its capital stock, repurchase any of its capital stock or issue options, warrants or similar rights;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock;

•	grant any severance or termination pay or enter into or amend any employment, consulting, severance, change in control or termination agreement or arrangement;

•

take action that would accelerate any right of payment under any employment agreement, except in the ordinary course of business consistent with past practice or as provided for pursuant to the merger agreement;

•

grant any job promotions to, increase the rate of compensation of or, except as disclosed to Community and with its consent, pay any bonuses to any of its directors, officers, employees, independent contractors or agents except for increases consistent with past practice that do not exceed 5% in the aggregate;

•	merge with any other corporation, sell or lease all or a substantial portion of its assets or business, or make an acquisition of all or a substantial part of the business or assets of another entity;

•

enter into a purchase and assumption transaction with respect to deposits, loans or liabilities, relocate or surrender its certificate of authority to maintain, or file an application for the relocation of, any existing office, file an application for a certificate of authority to establish a new office, change the status of any office as to its supervisory jurisdiction, or fail to maintain and enforce in any material respect its code of ethics and applicable compliance procedures;

•

other than in the ordinary course of business consistent with past practice: (i) sell or otherwise dispose of any material asset; (ii) subject any asset to a lien, pledge, security interest or other encumbrance; (iii) incur any indebtedness for borrowed money; (iv) waive, release, grant or transfer any rights of material value; or (v) make a material modification or change to any material agreement to which it is a party;

•	modify in any material manner the manner in which it has previously conducted its business or enter into any new line of business;

•	change any accounting method, practice or principle;

•

implement any pension, retirement, profit-sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of the merger agreement, or except as may otherwise be provided for therein, amend any existing plan or arrangement except as required by law;

•

materially amend or otherwise modify its underwriting and other lending guidelines and policies or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

•

enter into, renew, extend or modify any other transaction with any affiliate, other than deposit and loan transactions in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

•	enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement;

•	purchase any security for its investment portfolio rated less than “AAA” or higher by either Standard & Poor’s Corporation or Moody’s Investor Services, Inc.;

•

except as disclosed in advance to Community, make any capital expenditure of $25,000 or more or undertake or enter into any lease, contract or other commitment (other than in the ordinary course of business) involving an unbudgeted expenditure of more than $25,000 or extending beyond 12 months from the date of the merger agreement;

•	take any action that would result in any of the conditions to the merger not to be satisfied; or

•	take any action that would preclude the merger from qualifying as a tax-free reorganization.

Other Agreements

The parties have also agreed to:

•	provide each other reasonable access to their business, properties, assets, books and records and personnel and to keep information obtained from the other party confidential;

•

cooperate in the preparation and filing of the registration statement that includes this prospectus/proxy statement and all applications or other documents for required regulatory approvals and other consents; and

•	use their reasonable best efforts to take all actions and things necessary to consummate the merger.

In addition, BUCS agreed to submit the merger agreement to its stockholders for approval with its board of directors’ recommendation that the stockholders approve the merger agreement (unless it believes that such recommendation could reasonably violate the board’s fiduciary duties) and to permit Community to conduct Phase I and Phase II environmental audits of its properties.

Management and Operations after The Merger

The boards of directors and executive officers of Community and its subsidiaries, including CommunityBanks, will not change as a result of the merger.

Employment; Severance

Employees with employment and change in control agreements with BUCS will receive any severance payments to which they are entitled under such agreements in connection with the merger. In addition, Community will provide general outplacement and job counseling services to management employees that receive a change in control payment.

Employees without such written agreements who are involuntarily terminated within nine months after the effective date of the merger (other than for cause as defined in the merger agreement, which includes certain criminal behavior and unsatisfactory performance) or not offered comparable employment with Community will be eligible for severance payments. Community will pay such employees two weeks of severance pay for each year of service with BUCS, with a minimum of four and a maximum of 26 weeks of such severance to be paid to eligible employees.

As discussed above under “—The Merger—Interests of BUCS Directors and Executive Officers in the Merger” on page 30, Herbert J. Moltzan, BUCS’ president and chief executive officer, will enter into an employment agreement with Community to become the president of Community’s Metropolitan Baltimore Region.

Pursuant to the merger agreement, in connection with the merger Community will pay retention bonuses in amounts to be agreed upon to persons designated by BUCS and approved by Community.

Employee Benefits

The employee benefits provided to former BUCS employees (including employees of any BUCS subsidiary) that continue to be employed by Community (or any subsidiary) after the merger’s effective date will be substantially equivalent to the employee benefits, in the aggregate, provided by BUCS prior to the merger. Each employee of BUCS or a BUCS subsidiary who becomes an employee of Community or of a Community subsidiary will be entitled to full credit for each year of service with BUCS for purposes of determining eligibility and vesting (but not benefit accrual) in Community’s employee benefit plans, programs and policies and will be entitled to carry over up to 80 hours of accrued but unused vacation time. BUCS employees will be paid for accrued vacation time exceeding 80 hours.

BUCS will freeze participation in and contributions under its 401(k) plan prior to the merger, and after the merger BUCS’ 401(k) plan will be merged into Community’s 401(k) plan.

Indemnification; Insurance

Pursuant to the terms of the merger agreement, Community will indemnify and hold harmless the present and former directors, officers, employees and agents of BUCS and its subsidiaries against all losses, expenses (including reasonable attorneys’ fees), claims, damages or liabilities and amounts paid in settlement arising out of acts or omissions or alleged acts or omissions occurring at or prior to the effective date of the merger, including with respect to matters arising out of the transactions contemplated by the merger agreement, to the fullest extent permitted by Pennsylvania law.

In addition, Community has agreed to maintain directors’ and officers’ liability insurance for the current directors and officers of BUCS to cover actions occurring prior to the effective time of the merger for a period of at least six years, provided the premiums for such insurance coverage do not exceed 200% of the premiums currently paid by BUCS for such insurance.

Termination

Community and BUCS may terminate the merger agreement at any time prior to completion of the merger by mutual written consent. In addition, either Community or BUCS may terminate the merger agreement at any time prior to completion of the merger if:

•

the other party is in breach of any of its representations, warranties or obligations as set forth in the merger agreement, such breach would have a material adverse effect and such breach, if curable, is not cured within 60 days;

•

the merger has not closed by April 1, 2007 or, if the merger has not closed by April 1, 2007 due to the conditions precedent set forth in the merger agreement not being satisfied, by July 1, 2007, in each case if not due to the fault of the terminating party; or

•	any governmental entity that must approve or consent to the merger denies such approval or consent and such denial has become final and nonappealable.

Community may terminate the merger agreement if:

•	BUCS materially breaches the non-solicitation provisions of the agreement;

•	the BUCS stockholders vote but fail to approve the merger; or

•	the BUCS stockholders approve an alternate merger or similar transaction.

BUCS may also terminate the merger agreement in order to enter into a merger or acquisition transaction, transaction to sell or lease all or substantially all its assets or liabilities or a transaction to acquire 24.9% or more of any class or series of its equity securities with another party, provided BUCS did not solicit such transaction.

Termination Fee

The merger agreement provides that BUCS will be required to pay Community a fee of $900,000 if:

•	BUCS terminates the merger agreement in order to enter into a merger or acquisition transaction with another party;

•

Community terminates the merger agreement due to BUCS’ material breach of the agreement’s non-solicitation provisions and BUCS enters into an agreement for a merger or acquisition transaction, sale or lease of all or substantially all its assets or liabilities or a transaction to acquire 24.9% or more of any class or series of its equity securities, within 18 months of the date of the agreement;

•

Community terminates the agreement because BUCS’ stockholders have failed to approve the merger after BUCS had received notice of an alternative merger or acquisition transaction, sale or lease of all or substantially all its assets or liabilities or a transaction to acquire 24.9% or more of any class or series of its equity securities prior to the vote and BUCS enters into an agreement for such a transaction within 18 months of the date of the agreement; or

•	Community terminates the agreement because BUCS’ stockholders have approved such an alternative transaction.

Amendment, Extension and Waiver

Subject to any applicable legal restrictions, at any time prior to the closing of the merger, Community and BUCS may (but only in writing):

•	amend the merger agreement;

•	extend the time for the performance of any obligations or other acts required pursuant to the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement, to the extent permitted by law.

Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated therein will be paid by the party incurring such costs.

Accounting Treatment

Community intends to treat the merger as a “purchase” for accounting purposes.

VOTING AGREEMENTS

General

As a condition to Community entering into the merger agreement, each of the executive officers and directors of BUCS entered into an agreement with Community, dated as of September 5, 2006, pursuant to which each executive officer and director agreed to vote all of his or her shares of BUCS common stock in favor of the merger agreement. As of the record date, the executive officers and directors of BUCS owned or exercised voting control over approximately 162,998 shares of BUCS common stock, representing approximately 18.48% of the shares of BUCS common stock outstanding on that date. Forms of the voting agreements, which are called letter agreements, are filed as Exhibits 1 and 2 to the merger agreement, a copy of which is included as Appendix A to this prospectus/proxy statement.

Effect of Voting Agreements

The voting agreements, together with BUCS’ agreement not to initiate, solicit or respond to inquiries relating to an acquisition transaction, may have the effect of discouraging persons from making a proposal for an acquisition transaction involving BUCS.

Terms of Voting Agreements

The following is a brief summary of the material provisions of the voting agreements:

•	each executive officer and director has agreed to vote (or cause to be voted) all shares of BUCS common stock over which he or she exercises voting power for approval of the merger agreement;

•	each executive officer and director also agreed not to (or permit the) offer, sell or otherwise dispose of any shares of BUCS common stock over which he or she exercises voting power;

•

each executive officer and director agreed to certain restrictions on the offer, sale, transfer or disposition of shares of Community common stock acquired in the merger, which are intended to ensure compliance with applicable federal securities laws; and

•

each director agreed not to compete with Community for one year after the later of the effective date of the merger or his or her ceasing to be a member of the advisory board discussed under “—The Merger—Interests of BUCS Directors and Executive Officers in the Merger” on page 30.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Introduction

Upon consummation of the merger, holders of BUCS common stock, whose rights presently are governed by BUCS’ articles of incorporation and bylaws and the Maryland General Corporation Law (“MGCL”), will become shareholders of Community. Accordingly, their rights will be governed by Community’s articles of incorporation and bylaws and the Pennsylvania Business Corporation Law of 1988 (“PBCL”). Certain differences arise from differences between the companies’ respective articles and bylaws and between the MGCL and PBCL. The following discussion is not intended to be a complete statement of all differences affecting the rights of stockholders, but summarizes material differences and is qualified in its entirety by reference to applicable laws and the articles of incorporation and bylaws of BUCS and Community.

Capitalization

BUCS. The authorized capital stock of BUCS consists of:

•	5,000,000 shares of common stock, $0.10 par value per share; and

•	2,000,000 shares of preferred stock, $0.10 par value per share.

Community. The authorized capital stock of Community consists of:

•	50,000,000 shares of common stock, $5.00 par value per share; and

•	500,000 shares of preferred stock, no par value.

No shares of Community preferred stock or BUCS preferred stock have been issued.

Voting Rights Generally

BUCS. BUCS’ articles of incorporation provide that holders of its common stock are entitled to one vote per share. Holders of common stock do not have cumulative voting rights.

BUCS’ articles of incorporation provide that most transactions with a person or entity owning 10% or more of its outstanding voting power (an “interested stockholder”), if not otherwise prohibited by the articles of incorporation, must be approved by 80% of the outstanding shares of its voting stock and two-thirds of the votes entitled to be cast by other than the interested stockholder. This provision is not applicable if the board exempts the transaction from this provision or the transaction complies with certain fair price requirements provided by the MGCL. Further, any merger, consolidation, liquidation or dissolution of BUCS or any action that would result in its sale or the disposition of all or substantially all its assets requires the affirmative vote of the holders of at least 80% of the outstanding shares of common stock unless, as with the merger, the transaction is approved by at least two-thirds of the board of directors.

BUCS’ articles of incorporation provide that no person may vote shares in excess of 10% of its outstanding shares.

The MGCL provides that any proposed dissolution of BUCS requires the affirmative vote of two-thirds of all shares entitled to vote on the matter.

Community. Community’s bylaws provide that holders of its common stock have the right to one vote for each share of common stock held of record. Holders of common stock do not have cumulative voting rights. Except as otherwise discussed in this section, approval of a matter by Community’s shareholders requires either (i) when recommended for approval by at least 75% of the board, the affirmative vote of a majority of the shares voting on such matter, and (ii) otherwise, the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote on the matter.

Action Without A Meeting

BUCS. BUCS’ articles of incorporation provide that stockholders cannot act by written consent without a meeting.

Community. The PBCL provides that Community’s shareholders may act without a meeting by unanimous written consent.

Board of Directors

BUCS. The MGCL provides that BUCS’ board of directors must consist of three or more members. BUCS’ articles of incorporation provide that its board must be between five and 15 members, and its bylaws provide that the number of directors is currently set at 12. Directors are divided into three classes with staggered terms, so that the terms of the classes are scheduled to expire in successive years. At each annual meeting, BUCS’ stockholders elect the members of a single class of directors who are elected to three-year terms. Directors are elected by a plurality of the votes cast.

Under its articles of incorporation, the board has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors. Pursuant to BUCS’ articles of incorporation and bylaws, directors may be removed only for cause and then only by the affirmative vote of at least 80% of the outstanding shares entitled to vote in the election of directors and cast on the matter at a meeting called for such purpose.

Community. The PBCL provides that Community’s board must consist of one or more members. Community’s bylaws provide that there will no less than five and no more than 25 members of the board of directors. The board is divided into four classes with staggered terms, so that the terms of the classes are scheduled to expire in successive years. At each annual meeting, Community’s shareholders elect the members of a single class of directors who are elected to four-year terms. Directors are elected by plurality vote.

The number of directors is established each year by Community’s board. Currently, the number of directors is set at 14. Under the bylaws, the board has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors. Except for two individuals who have been directors since 1968 (Messrs. Rissinger and Shaffer), the term of office of a director who becomes 75 years of age will end on the day before the next annual meeting to occur after the director’s 75th birthday. Community’s articles of incorporation and bylaws provide that the board of directors may remove a director for cause. The articles of incorporation provide that a director may be removed without cause (i) by the affirmative vote of at least 75% of the outstanding shares or (ii) if approved by 75% of the board, by a majority of the shares voting on such removal.

Nominations of Directors

BUCS. BUCS’ articles of incorporation require that a stockholder who intends to nominate a candidate for election as a director of BUCS notify its secretary in writing no less than 60 days after its fiscal year end (December 31). The notification must contain information regarding:

•	the name, business and residential address, age, principal employment and BUCS stock ownership of the nominee;

•	any other information regarding the nominee that would be required to be included in a solicitation of proxies for the election of such nominee; and

•	the name, address as it appears on BUCS’ books and BUCS stock ownership of the stockholder submitting the nomination and, to the extent known, of any other stockholder supporting such nominee.

Community. Community’s bylaws require a shareholder who intends to nominate or cause to have nominated a candidate for election as a director of Community to notify the secretary of Community in writing no less than 45 days prior to the date of any meeting of shareholders called for the purpose of electing directors. The notification must contain information, to the extent known, regarding:

•	the name, address, age, principal occupation and Community stock ownership of the nominee;

•	the name, residential address and Community stock ownership of the shareholder submitting the nomination; and

•	the number of shares that will be voted in favor of the election of the nominee.

Amendments to the Articles of Incorporation

BUCS. Except with respect to the provisions regarding the company’s capital structure and general provisions regarding such matters as powers and principal office, which require approval by the board of directors and the holders of a majority of the company’s outstanding shares entitled to vote, amendments to existing provisions of BUCS’ articles of incorporation, including with respect to such matters as the board of directors, limitation of liability and indemnification, lack of preemptive rights and cumulative voting, stockholder meetings and proposals and stockholder approval of business combinations, require approval of at least 80% of the shares outstanding and entitled to vote.

Community. Community’s articles of incorporation generally may be amended by affirmative vote of the holders of a majority of the shares voting on such matter if approved by at least 75% of its board of directors, or by 66 2/3% of its shares entitled to vote on the matter if not recommended by 75% of its board. However, without 75% board approval, amendments to the following provisions of Community’s articles of incorporation require the affirmative vote of holders of at least 75% (as opposed to 66 2/3%) of the company’s stock entitled to vote thereon:

•	the prohibition against cumulative voting for the election of directors;

•	the provision providing that shareholders do not have preemptive rights; and

•

provisions permitting the board to oppose offers, proposals or attempts to purchase its stock, merge or consolidate with Community or purchase all or substantially all its assets or enter into a similar transaction, taking into account the factors listed in the articles of incorporation.

Amendments to Bylaws

BUCS. Amendments to BUCS’ bylaws may be made by either the board of directors or by the affirmative vote of at least 80% of the outstanding shares of its stock entitled to vote.

Community. Community’s bylaws may be amended by either the board of directors or the affirmative vote of 66 2/3% the outstanding shares of Community stock entitled to vote thereon. Any amendment by the board of directors is subject to change by the affirmative vote of the holders of at least 75% of the outstanding shares of Community common stock.

Limited Liability

BUCS. BUCS’ articles of incorporation provide that its officers and directors are not liable to BUCS or its stockholders except to the extent:

•	that the officer or director received an improper benefit or profit;

•

that a judgment or other final adjudication adverse to the person is entered based on a finding that the person’s action, or failure to act, was committed in bad faith or was the result of active and deliberate dishonesty; or

•	required by Maryland law.

Community. Community’s bylaws provide that its directors are not personally liable to Community for any action taken or any failure to take any action unless the director breached or failed to perform the duties of his or her office as set forth under Pennsylvania law and such breach or failure constitutes self-dealing, willful misconduct or recklessness. Community’s directors, however, are not protected from criminal liability for their actions, nor are they protected from liability with respect to the payment of federal, state or local taxes.

Indemnification

BUCS. BUCS’ articles of incorporation provide that it will indemnify officers, directors, employees and agents for expenses actually and reasonably incurred by such persons in both third party and derivative actions if such person (i) is successful on the merits or (ii) acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of BUCS and, in criminal cases, had no reason to believe his or her conduct was unlawful. In derivative cases, a person adjudged liable to BUCS is not eligible for indemnification unless the court in which the suit was brought determines that indemnification is nevertheless proper.

The MGCL does not address indemnification.

Community. Community’s articles of incorporation provide that it will indemnify all persons to whom it has the power to indemnify to the fullest extent permitted by applicable law. Under the PBCL and Community’s bylaws, Community will indemnify officers, directors, employees, agents and representatives for litigation-related liabilities and expenses in both third party actions and derivative actions if such person acted in good faith, in a manner he or she reasonably believed to be in, or not opposed to, Community’s best interests and, in a criminal proceeding, had no reason to believe his or her conduct was unlawful. However, no indemnification will be made in derivative actions if such director, officer or employee is judged liable for misconduct in the performance of his duty to Community.

The PBCL provides that to the extent that a representative of Community has been successful in defending any action or proceeding, he or she must be indemnified for expenses actually and reasonably incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of BUCS or Community pursuant to the foregoing provisions, or otherwise, the companies have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Special Stockholders’ Meetings and Stockholder Proposals (Other Than Director Nominations)

BUCS. Special meetings of BUCS’ stockholders may be called at any time by its board of directors or a committee thereof to which the board has granted the right to call special meetings, its president, or its secretary upon the written request of stockholders of at least 50% of the votes entitled to be cast at a stockholders’ meeting.

Stockholders of BUCS are required to submit to BUCS, in writing and in advance, any matter desired to be placed on the agenda of an annual meeting of stockholders. Notice of such proposal generally must be submitted to the secretary of BUCS not less than 60 days after its year end. Such notice must include a description of the proposal and the name, address and holdings (as it appears on the company’s books) of BUCS of the stockholder submitting the proposal and each stockholder known to be supporting the proposal.

Community. Special meetings of Community’s shareholders may be called at any time by its president, chairman of the board, board of directors, or by shareholders entitled to cast at least one-third of the votes at a meeting of shareholders. Written notice of any shareholder meeting must be provided at least ten days before such meeting.

Shareholders of Community are required to submit to Community, in writing and in advance, any matter desired to be placed on the agenda of an annual meeting of shareholders. Notice of such proposal generally must be submitted to the secretary of Community not later than 120 days prior to the anniversary of the mailing of proxy materials for the immediately preceding annual meeting, and must include the name and residential address of the notifying shareholder, information with respect to his or her holdings of Community stock and a description of the basis for the proposal.

Anti-Takeover Matters and Required Stockholder Votes

In addition to the classification of their boards of directors (as discussed above under “Board of Directors”), both BUCS’ and Community’s governing documents and applicable corporation law contain provisions that may be considered to be “anti-takeover” in nature because they may have the effect of discouraging or making more difficult the acquisition of control over the respective company by means of a hostile tender offer, exchange offer, proxy contest or similar transaction.

BUCS. BUCS’ articles of incorporation and the MGCL provide that unless exempted by board resolution, BUCS may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares of stock or other specified transactions, with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless certain criteria specified therein are met. These criteria include approval by an 80% supermajority vote of the stockholders and two-thirds of the vote of stockholders other than the interested stockholders unless the stockholders receive, in any such business combination, a minimum price for the shares, determined in accordance with the provisions of the statute. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of a Maryland corporation.

BUCS’ articles of incorporation also provide that, unless approved by two-thirds of the entire board of directors, any merger, consolidation, liquidation or dissolution of BUCS or any action that would result in the sale or other disposition of all or substantially all its assets requires the affirmative vote of the holders of at least 80% of the outstanding shares eligible to vote.

In addition, BUCS’ articles of incorporation provide that, when evaluating any tender or exchange offer for BUCS’ securities, offer to merge or consolidate the company, or offer to purchase or otherwise acquire all or substantially all of its assets or properties, the board of directors, in determining what is in the best interest of the company and its stockholders, may consider all relevant factors, including, but not limited to, the social and economic effects of acceptance of such an offer on:

•	BUCS’ present and future customers and employees and those of its subsidiaries;

•	the communities in which it and its subsidiaries operate or are located; and

•

the ability of BUCS to fulfill its corporate objectives as a financial institution holding company and on the Bank’s ability to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

Another potential “anti-takeover” provision in BUCS’ articles of incorporation is the authorization to issue additional shares of common and preferred stock. With respect to the preferred stock, the board of directors may authorize the issuance of such shares with such terms and conditions as it may establish without having to seek further stockholder approval. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, or by effecting an acquisition that might complicate or preclude a takeover.

BUCS does not have a stockholder rights plan.

Community. Certain provisions of Community’s articles of incorporation may have an anti-takeover effect. For example, Community’s articles of incorporation authorize Community’s board of directors, in its sole discretion, to oppose any offer, proposal or attempt by any corporation or other business entity, person or group to make any tender or other offer to acquire any of Community’s securities, merge or consolidate Community with or into another entity, purchase or otherwise acquire all or substantially all of Community’s assets or make any similar transaction. In considering whether to oppose, recommend or remain neutral with respect to any such offers, proposals or plans, Community’s board of directors must evaluate what is in the best interests of Community, and may, but is not legally obligated to, consider any pertinent factors, including, but not limited to:

•	whether the offering price is adequate and acceptable based on both the current market price of Community’s securities and Community’s historical and present operating results or financial condition;

•	whether a more favorable price to the shareholders may be obtained now or in the future and whether Community’s continued existence as an independent company will affect its future value;

•	the impact the offer would have on Community’s and its subsidiaries’ employees, depositors, clients and customers and the communities they serve;

•	an analysis of the value of securities (if any) offered in exchange for Community’s securities; and

•	any anti-trust or other legal or regulatory issues raised by the offer.

As with BUCS, another potential “anti-takeover” provision in Community’s articles of incorporation is the authorization to issue additional shares of common and preferred stock with the approval of 75% of the board. With respect to the preferred stock, the board of directors (with approval of 75% of the board) may authorize the issuance of such shares with such terms and conditions as it may establish without having to seek further shareholder approval, unless such issuance would trigger the shareholder approval requirements in Nasdaq’s listing rules. As discussed above with respect to BUCS, the existence of unissued and unreserved shares of capital stock could allow a board to issue the shares in a matter that prevents or deters a potential takeover.

Pursuant to Community’s articles of incorporation, a takeover of Community requires the approval of holders of at least 66 2/3% of all outstanding shares entitled to vote, unless recommended by at least 75% of the board of directors, in which case approval by the shareholders required the affirmative vote of a majority of the votes cast on the matter.

Finally, the shareholder rights plan that Community has adopted (see “—Shareholder Rights Plan” on page 55) acts as an anti-takeover measure.

Pennsylvania Law. Various provisions of the PBCL are triggered, in general, if any person or group acquires 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or directly from the issuer in a transaction exempt from registration under the Securities Act. The relevant provisions are contained in Subchapters 25E-H of the PBCL.

Subchapter 25E of the PBCL (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

Subchapter 25F of the PBCL (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include mergers, consolidations, share exchanges or divisions, sale or other disposition of 10% of the company’s assets, the issuance or transfer of shares having an aggregate market value equal to 5% or more of the company’s outstanding shares, or the adoption of a plan of liquidation or dissolution. For this purpose, an “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Pennsylvania has adopted a “business combination” statute. Under this statute, a Pennsylvania corporation is generally prohibited from engaging in a business combination with an “interested shareholder” for a five-year period following the time when the shareholder became an interested shareholder, unless:

•	the board of directors approved the business combination or transaction before the interested shareholder became an interested shareholder;

•	the business combination is approved by the disinterested holders and the interested shareholder holds at least 80% of the voting stock when the vote for such approval is taken; or

•	the business combination or transaction is approved by the holders of all the outstanding common shares.

The statute permits a Pennsylvania corporation to opt out of the statute’s provisions by stating its intention to do so in the articles of incorporation or bylaws of the corporation. Community has not opted out of the statute.

Subchapter 25G of the PBCL (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the “disinterested” shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the PBCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within 90 days before or two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

Subchapter 25H of the PBCL (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Inspection Rights

BUCS. The MGCL provides that BUCS’ stockholders have the right to inspect and copy during usual business hours the bylaws, minutes of the proceedings of the stockholders, annual statements of affairs and voting trust agreements on file at the company’s principal office. In addition, stockholders have the right to a statement showing all stock and securities issued by BUCS during a specified period of not more than 12 months upon request. Further, BUCS stockholders who hold at least 5% of its outstanding stock for at least six months have the right to inspect and copy during usual business hours its books of account and stock ledger and to obtain upon request from the company a statement of its affairs.

Community. The PBCL provides that shareholders of Community have the right, for any proper purpose, to examine during usual business hours Community’s share register, books or records of account and records of the proceedings of Community’s incorporators, shareholders and directors, and to make copies or extracts of such documents. Any shareholders desiring to make such an inspection must provide a written demand stating the reason for the inspection.

Dissenters’ Rights

BUCS. The dissenters’ rights of BUCS shareholders are governed by the MGCL, which, as described in more detail elsewhere (see page 35), provides that shareholders are generally entitled to dissent from, and demand payment of the fair value of their shares in connection with, a plan of merger, consolidation, share exchange, asset transfer or division.

Community. Because Community has more than 2,000 shareholders and its common stock is listed on the Nasdaq Stock Market, Community shareholders generally do not have dissenters’ rights in connection with extraordinary transactions or otherwise. There are some exceptions, however, such as for the acquisition of 20% or more of Community’s voting power, as discussed under “—Anti-Takeover Matters and Required Stockholder Votes” on page 52, and in the event that the transaction to be voted on will treat a group of shareholders differently but such shareholders are not entitled to vote on such transaction as a separate class.

Shareholder Rights Plan

BUCS. BUCS does not have a shareholder rights plan.

Community. The following description of Community’s Shareholder Rights Plan is not intended to be a complete description of the Plan and is qualified in its entirety by reference to the Plan, which is attached as an exhibit to Community’s registration statement on Form 8-A, filed with the SEC on February 27, 2002.

Community maintains a Shareholder Rights Plan designed to protect shareholders from attempts to acquire control of Community at an inadequate price. Under the Shareholder Rights Plan, each outstanding share of Community common stock has attached to it one right to purchase one share of common stock at an initial price of $25, subject to adjustment from time to time, as provided in the plan. These rights are not currently exercisable or transferable, and no separate certificates evidencing these rights will be distributed, unless certain events occur. The Community rights become exercisable to purchase shares of common stock if a person, group or other entity acquires or commences a tender offer or an exchange offer for shares of Community stock with 10% or more of the total voting power. After the Community rights become exercisable, under certain circumstances, the Community rights (other than any rights held by a 10% beneficial owner or an “acquiring person”) will entitle the holders to purchase shares of Community common stock having twice the value of the exercise price. Community is generally entitled to redeem the Community rights at $.001 per right at any time until the tenth business day following public announcement that a 10% position has been acquired.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF BUCS

The table below sets forth, as of the record date, persons or groups who own more than 5% of the common stock of BUCS and the ownership of all executive officers and directors of BUCS as a group. Other than as noted below, BUCS management knows of no person or group that owns more than 5% of the outstanding shares of its common stock as of the record date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding
BUCS Federal Bank Employee Stock Ownership Plan (“ESOP”) 10802 Red Run Boulevard Owings Mills, Maryland 21117	75,375	(1)	8.54%
Jeffrey L. Gendell 200 Park Avenue, Suite 3900 New York, New York 10166	78,650	(2)	8.92%
Herbert J. Moltzan 10802 Red Run Boulevard Owings Mills, Maryland 21117	60,567	(3)(4)	6.87%
Brian Bowers	1,984	(5)	.22%
M. Robin Copeland	2,589	(5)	.29%
Gregory A. Devou	4,620.52%
Harry Fox	8,034	(5)	.91%
Allen Maier	6,824	(5)	.77%
Thomas Markel	31,439	(5)	3.56%
Joseph J. Mezzanotte	3,040	(6)	.34%
Peg Ohrt	4,404	(5)	.50%
Joseph Pescrille	27,696	(5)	3.14%
Dale Summers	8,881	(5)	1.01%
A. Virginia Wampler	16,504	(5)	1.87%
All directors and executive officers of BUCS as a group (16 persons)	234,384	(7)	24.58%

(1)	These shares are held in a suspense account and are allocated among participants annually on the basis of compensation as the ESOP debt is repaid. As of the record date, 42,824 shares had been allocated to ESOP participants and 32,941 shares remained unallocated. Previously allocated shares for which no voting direction has been received from ESOP participants and beneficiaries are voted by the ESOP Trustee Committee in accordance with such participant directions. The ESOP Plan Committee directs the ESOP Trustee Committee to vote unallocated shares and shares for which voting directions are not received. Any such shares will be voted for approval of the merger agreement.
(2)	Based upon a Schedule 13D filed with the SEC on March 28, 2001.
(3)	Includes 24,200 shares of common stock that may be acquired pursuant to the exercise of options.
(4)	Excludes shares of common stock held under the ESOP over which such individual, an ESOP Trustee, exercises voting power. Such individual disclaims beneficial ownership with respect to SOP shares.
(5)	Includes 1,984 shares that may be acquired pursuant to exercisable options.
(6)	Includes 1,500 shares that may be acquired pursuant to exercisable options.
(7)	Includes shares of common stock held directly as well as by spouses or minor children, in trust and other indirect beneficial ownership, over which shares the individuals exercise voting and/or investment power. Includes 71,386 shares of common stock that may be acquired pursuant to the exercise of options. Excludes shares held by the ESOP over which the ESOP Plan Committee exercises voting power. BUCS’ board of directors appointed director Moltzan and officers Vinson and Ford to serve as the ESOP Trustees and as the ESOP Plan Committee. The ESOP Plan Committee directs the vote of unallocated shares and shares for which voting directions are not received.

ADDITIONAL INFORMATION ABOUT BUCS

Description of Business

BUCS is a Maryland corporation organized in October 2000 at the direction of the Bank to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the “Conversion”). On March 14, 2001, the Bank completed the Conversion and became a wholly owned subsidiary of BUCS. BUCS is a unitary savings and loan holding company and conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing BUCS’ portion of the net proceeds obtained in the Conversion.

The Bank is a federally chartered stock savings bank headquartered in Owings Mills, Maryland, with branch offices located in Columbia and Owings Mills, Maryland. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (“OTS”) and its deposits are federally insured by the Deposit Insurance Fund (“DIF”). The Bank is a member of and owns capital stock in the FHLB of Atlanta, which is one of the 12 regional banks in the FHLB System.

The Bank was originally founded in 1970 as a federal credit union. On March 1, 1998, the Bank converted its charter to a federal mutual savings association. As a result, the Bank was able to begin serving the general public in addition to continuing to serve employee groups. The Bank is a community-oriented savings organization, providing traditional retail banking services, one- to four-family residential mortgage loans, and consumer loan products, including home equity, auto and personal loans. Originally, the Bank operated as a typical credit union, with an emphasis on consumer lending. Since 1986, however, the Bank has also originated a substantial amount of one- to four-family residential mortgage loans. The Bank began originating commercial real estate loans in 2000. In 2001, the Bank began originating commercial loans to complement the array of commercial checking and deposit services offered by the Bank.

At September 30, 2006, BUCS had total assets, deposits and stockholders’ equity of $148.8 million, $107.0 million and $11.7 million, respectively. The Bank attracts deposits from the general public and uses these deposits primarily to originate loans and to purchase investment, mortgage-backed and other securities. The principal sources of funds for the Bank’s lending and investing activities are deposits, FHLB advances, the repayment and maturity of loans and sale, maturity and call of securities. The principal source of income is interest on loans and investment and mortgage-backed securities. The principal expense is interest paid on deposits and FHLB advances.

Market Area and Competition

The Bank operates from its main office in Owings Mills, Maryland, a full-service branch office also in Owings Mills, and two full-service branch offices in Columbia, Maryland. Drive-up facilities are available at the Columbia and the Owings Mills offices. The Bank also maintains five remote ATM locations, four of which offer 24-hour access.

The Bank’s primary market area is Baltimore and Howard Counties, Maryland. The Bank faces substantial competition in its attraction of deposits, which are its primary source of funds for lending, and in the origination of consumer, real estate, and commercial loans. The Bank’s competition for deposits and loans historically has come from local and regional commercial banks, thrift institutions, and credit unions located in the Bank’s primary market area. The Bank also competes with mortgage banking companies for real estate loans, and commercial banks and savings institutions for consumer loans; and faces competition for investor funds from mutual fund accounts, short-term money funds and corporate and government securities.

Lending Activities

Loan Portfolio Composition. The following table analyzes the composition of the Bank’s loan portfolio by loan category at the dates indicated.

	At September 30, 2006		At December 31,
			2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Type of Loans:
Mortgage loans:
Residential	$23,404	19.41%	$19,632	17.96%	$20,352	22.15%
Land	1	0.01%	2	0.01	3	0.01
Commercial real estate	29,150	24.17%	24,115	22.16	9,117	9.92

Commercial loans	9,263	7.68%	4,358	3.88	5,529	6.02

Consumer loans:
Home equity loans	38,466	31.90%	38,920	35.60	32,677	35.56
Secured loans	15,821	13.12%	18,900	17.29	20,415	22.22
Other	4,475	3.71%	3,384	3.10	3,804	4.12

Total loans	120,580	100.00%	109,311	100.00%	91,897	100.00%

Less:
Allowance for loan losses	(821)		(732)		(682)

Total loans, net	$119,579		$108,579		$91,215

Loan Maturity Schedule. The following table sets forth the maturity or repricing of the Bank’s loan portfolio at December 31, 2005. Demand loans, loans having no stated maturity and overdrafts are shown as due in one year or less.

	Residential	Land	Commercial Real Estate	Commercial	Home Equity	Auto and Other Consumer	Total
	(In thousands)
Amounts Due:
Within 1 Year	$3	$—	$6,125	$1,452	$152	$944	$8,676

After 1 year:
1 to 3 years	66	—	1,069	180	258	5,338	6,911
3 to 5 years	1,550	2	1,295	1,402	996	13,745	18,990
5 to 10 years	2,869	—	1,987	1,324	30,984	1,435	38,599
10 to 15 years	7,588	—	1,021	—	6,074	68	14,751
Over 15 years	7,556	—	12,618	—	456	754	21,384

Total due after one year	19,629	2	17,990	2,906	38,768	21,340	100,635

Total amount due	$19,632	$2	$24,115	$4,358	$38,920	$22,284	$109,311

The following table sets forth the dollar amount of all loans at December 31, 2005 which have pre-determined interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Residential	$17,713	$1,919	$19,632
Land	2	—	2
Commercial real estate	18,322	5,793	24,115
Commercial	3,358	1,000	4,358
Home equity loans	14,231	24,689	38,920
Auto and other consumer	22,284	—	22,284

Total	$75,910	$33,401	$109,311

Consumer Loans. As of September 30, 2006, consumer loans amounted to $58.8 million or 48.7% of the Bank’s total loan portfolio and consisted primarily of home equity loans and auto loans. To a lesser extent, the Bank originates personal loans (secured and unsecured), savings secured loans (deposit loans), and personal lines of credit. Consumer loans are originated in the Bank’s market area and generally have maturities of up to 15 years for home equity loans and up to 5 years for other consumer loans. For savings secured loans, the Bank will generally lend up to 100% of the account balance.

Consumer loans generally have shorter terms and higher interest rates than residential loans. The consumer loan market can be helpful in improving the spread between the average loan yield and the cost of funds and at the same time improve the matching of rate sensitive assets and liabilities.

Consumer loans entail greater risks than residential mortgage loans, particularly consumer loans secured by rapidly depreciable assets such as automobiles or loans that are unsecured. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan repayment is dependent on the borrower’s continuing financial stability and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Any late payments or failure to repay would hurt the Bank’s earnings. Finally, the application of various federal laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on consumer loans in the event of a default.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant’s credit history and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount. Applications are taken by customer service representatives via telephone, facsimile, e-mail, and through the Bank’s website. The representatives are authorized to approve consumer loan applications within individual levels of authority and a recommendation to a manager is made for loans over the authorized discretion of the representative. Every effort is made to complete the consumer loan application process within one hour of receipt. Home equity loans and lines of credit are processed by the Bank’s mortgage loan specialist in the same manner as other consumer loans. Outside professionals are employed to conduct appraisals for loans over $25,000 and a tax assessment or realtors’ market analysis is utilized for loans under that amount.

Residential Loans. The Bank’s primary residential lending activity consists of the origination of one- to four-family mortgage loans secured by property located in the Bank’s market area. The Bank generally originates single-family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring private mortgage insurance. The Bank will originate a mortgage loan in an amount up to 95% of the lesser of the appraised value or selling price of a mortgaged property, however, private mortgage insurance is generally required on the amount financed in excess of 80%.

The Bank originates both fixed rate and adjustable rate mortgage loans. The fixed rate mortgage loans have terms of 15 to 30 years. Adjustable rate mortgage loans are tied to the 1-year U.S. Treasury Security Index or the 3-year Treasury Security Index.

The Bank generally makes its fixed rate mortgage loans to meet the secondary mortgage market standards of FreddieMac but also makes non-conforming loans. While the Bank is an approved FreddieMac seller/servicer, generally it has not sold mortgage loans in the secondary mortgage market.

Substantially all of the Bank’s residential mortgages include “due on sale” clauses, which are provisions giving the Bank the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

Property appraisals on real estate securing the Bank’s single-family residential loans are made by state certified or licensed independent appraisers approved by the board of directors. Appraisals are performed in accordance with applicable regulations and policies. The Bank obtains title insurance policies on all first mortgage real estate loans originated. All property secured loans require fire and casualty insurance. Loans made on property located in designated flood zones require minimum flood insurance coverage based on the amount of the loan.

Commercial Real Estate Loans. Starting in 2000, the Bank began to originate commercial real estate mortgage loans, including loans on multi-family dwellings, retail/service space, and other income-producing properties. The Bank requires no less than a 25% down payment or equity position for commercial real estate loans. Typically these loans are made with terms of 5 to 20 years. Essentially all of the Bank’s commercial real estate loans are on properties located within its market area and all are within Maryland. The Bank occasionally sells participation interests in commercial real estate loans originated by it that would otherwise exceed its loans-to-one-borrower limit.

The commercial real estate loan portfolio grew by $15.0 million or 164.5% during 2005 and $5.0 million or 20.9% during the nine months ended September 30, 2006 and totaled $24.1 million and $29.1 million at December 31, 2005 and September 30, 2006 respectively.

The likelihood that commercial real estate loans will not be repaid or will be late in paying is generally greater than with one- to four-family residential loans. Any failure to pay or late payments would hurt the Bank’s earnings. The repayment of these loans typically is dependent on the successful operations and income stream of the real estate and the borrower. These risks can be significantly affected by economic conditions. In addition, commercial real estate lending generally requires substantially greater evaluation and oversight efforts compared to one- to four-family residential lending.

Commercial Loans. Commercial loans are generally made to small businesses in the Bank’s market area. Approximately one-half of the commercial loan activity to date has been in conjunction with the guarantee programs of the Small Business Administration (SBA).

The Bank’s commercial loans are generally secured by real estate. Secured commercial loans are made in amounts of up to 75% of the value of the collateral securing the loan. The Bank does not make any unsecured commercial loans. The Bank generally requires the personal guarantee of the business owner. Commercial lending products include installment loans and lines of credit. The Bank’s commercial term loans have terms of up to ten years and are generally adjustable rate loans.

The Bank’s commercial loan portfolio dropped from $5.5 million at December 31, 2004 to $4.3 million at December 31, 2005 primarily due to an emphasis on commercial real estate lending in 2005. The commercial loan portfolio increased by $4.9 million to $9.3 million at September 30, 2006 due to the addition of an additional commercial loan producer and the addition of new products and services.

Unlike single-family residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial business loans, therefore, have greater credit risk than residential mortgage loans. In addition, commercial loans generally carry larger balances to single borrowers or related groups of borrowers than one- to four-family loans. In addition, commercial lending generally requires substantially greater evaluation and oversight efforts compared to residential or non-residential real estate lending.

Loans to One Borrower. Under federal law, savings institutions have, subject to certain exemptions, lending limits to one borrower in an amount equal to the greater of $500,000 or 15% of the institution’s unimpaired capital and surplus. As of September 30, 2006 the Bank’s largest aggregation of loans to one borrower was $1,933,936, consisting primarily of loans secured by a commercial real estate property and a 1-4 family residential property.

Loan Commitments. The Bank gives written commitments to prospective borrowers on all approved real estate loans. Generally, the commitment requires acceptance within 60 days of the date of the issuance. The total amount of the Bank’s commitments to extend credit for mortgage loans as of September 30, 2006, was $28.3 million including commitments on lines of credit of $26.1 million.

Non-performing Loans and Problem Assets

Loans are reviewed on a regular basis and are placed on a non-accrual status when they are more than 90 days delinquent. Loans may be placed on a non-accrual status at any time if, in the opinion of management, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. At September 30, 2006, the Bank had $299,761 of loans that were held on a non-accrual basis.

Non-Performing Assets. The following table provides information regarding the Bank’s non-performing loans and other non-performing assets at the dates indicated. As of both of the dates indicated, the Bank did not have any troubled debt restructurings within the meaning of Statement of Financial Accounting Standards No. 15.

	September 30,	December 31,
	2006	2005	2004
Loans accounted for on a non-accrual basis:
Mortgage loans	$—	$—	$—
Commercial loans	146
Consumer loans:		—	—
Home equity loans	—	34	46
Other consumer	154	81	52

Total	$300	$115	$98

Accruing loans which are contractually past due 90 days or more:
Mortgage loans	$—	$—	$—
Consumer loans	—	—	—

Total	$—	$—	$—

Total non-performing loans	$300	$115	$98

Other non-performing assets	$—	$—	$—

Total non-performing assets	$300	$115	$98

Total non-performing loans to net loans	0.25%	0.11%	0.11%

Total non-performing loans to total assets	0.20%	0.08%	0.08%

Total non-performing assets to total assets	0.20%	0.08%	0.08%

For the year ended December 31, 2005, the amount of interest that would have been recorded on loans accounted for on a non-accrual basis if those loans had been current according to the original loan agreements for the entire year was $5,121. This amount was not included in the Bank’s interest income for the year. For the nine month period ended September 30, 2006, the amount of interest that would have been recorded on loans accounted for on a non-accrual basis if those loans had been current according to the original loan agreements for the nine month period was $14,737. This amount was not included in the Bank’s interest income for the nine month period.

Classified Assets. Management, in compliance with OTS guidelines, has instituted an internal loan review program, whereby loans are classified as special mention, substandard, doubtful or loss. When a loan is classified as substandard or doubtful, management is required to establish a valuation reserve for loan losses in an amount considered prudent by management. When management classifies a loan as a loss asset, a reserve equal to 100% of the loan balance is required to be established or the loan is to be charged-off. This allowance for loan losses is composed of an allowance for both inherent risk associated with lending activities and particular problem assets.

An asset is considered “substandard” if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets classified as “loss” are those considered uncollectible and of so little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of the aforementioned categories but possess credit deficiencies or potential weaknesses are required to be designated as “special mention” by management.

Management’s evaluation of the classification of assets and the adequacy of the allowance for loan losses is reviewed by the Board on a regular basis and by the regulatory agencies as part of their examination process. The following table discloses the Bank’s classification of its assets as of September 30, 2006. At September 30, 2006, all of the classified assets were loans.

At September 30, 2006
(In thousands)
Substandard	$974
Doubtful	69
Loss	88

Total	$1,131

Allowance for Loan Losses. The Bank segregates the loan portfolio for loan losses into the following broad categories: residential real estate, commercial real estate, commercial loans and consumer loans. The Bank also separately evaluates all non-performing loans individually. The Bank provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. General loss percentages are calculated based upon historical analyses and other factors. A supplemental portion of the allowance is calculated for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as:

•	trends in delinquencies and nonaccruals;

•	trends in volume, terms and portfolio mix;

•	new credit products;

•	changes in lending policies and procedures;

•	changes in the outlook for the local, regional and national economy; and

•	peer group comparisons.

It is the Bank’s policy to review its loan portfolio, in accordance with regulatory classification procedures, on at least a quarterly basis. Additionally, the Bank maintains a program of reviewing loan applications prior to making the loan and immediately after loans are made in an effort to maintain loan quality.

The Bank’s management evaluates the need to establish reserves against losses on loans and other assets based on estimated losses on specific loans and on any real estate held for sale or investment when a finding is made that a loss is estimable and probable. This evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters: (1) the estimated market value of the underlying collateral of problem loans, (2) prior loss experience, (3) economic conditions and (4) overall portfolio quality.

Provisions for losses are charged against earnings in the period they are established. The Bank made $350,917 in provisions for loan losses for the nine months ended September 30, 2006.

While the Bank believes it has established its existing allowance for loan losses in accordance with accounting principles generally accepted in the United States, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request the Bank to significantly increase its allowance for loan losses, or that general economic conditions, a deteriorating real estate market, or other factors will not cause the Bank to significantly increase its allowance for loans losses, which would negatively affect the Bank’s financial condition and earnings.

In making loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

The following table sets forth information with respect to the Bank’s allowance for loan losses at the dates indicated:

	For the nine months ended 2006	For the year ended December 31
		2005	2004
	(In thousands)
Allowance balance (at beginning of period)	$732	$682	$631

Provision for loan losses	351	355	294

Charge-offs:
Commercial	(18)	(68)	—
Consumer	(280)	(301)	(301)
Recoveries	36	64	58

Net charge-offs	(262)	(305)	(243)

Allowance balance (at end of period)	$821	$732	$682

Total loans outstanding	$120,581	$109,312	$91,898

Average loans outstanding	$115,385	$100,981	$85,848

Allowance for loan losses as a percent of total loans outstanding	0.68%	0.67%	0.74%

Net loans charged off as a percent of average loans outstanding	0.30%	0.30%	0.28%

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of the Bank’s allowance for loan losses by loan type. The percentage of loans in each category to total loans receivable, net, is presented at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for losses which may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

	At September 30, 2006		At December 31,
			2005		2004
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
At end of period allocated to:
Mortgage loans:
Residential:
Permanent	$30	19.42%	$28	17.97%	$—	22.14%
Commercial real estate	294	24.17%	214	22.16	70	9.88
Commercial loans	90	7.68%	38	3.88	148	6.02

Consumer Loans:
Home equity loans	25	31.90%	25	35.60	73	35.61
Auto loans	253	13.12%	315	17.29	210	22.21
Other	129	3.71%	112	3.10	181	4.14

Total allowance	$821	100.00%	$732	100.00%	$682	100.00%

Investment Activities

General. Federally chartered savings associations have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various government agencies and government-sponsored entities (including securities collateralized by mortgages), certain certificates of deposits of insured banks and savings institutions, municipal securities, corporate debt securities and loans to other banking institutions.

Investment Securities. The Bank maintains a portfolio of investment securities, classified as either available for sale or held to maturity. At September 30, 2006, all of the Bank’s investment securities consisted of U.S. government agency, government-sponsored entity obligations, mortgage-backed securities, and collateralized mortgage obligations with varying characteristics as to rate, maturity and call provisions. Callable securities, representing 100% of the Bank’s U.S. government agency securities, totaled approximately $1.0 million at September 30, 2006 and could reduce the Bank’s investment yield if called prior to maturity. At September 30, 2006, the Bank did not have any investments in the obligations of state or local governments.

The mortgage-backed securities in the Bank’s portfolio are classified as either available for sale or held to maturity. The securities are participation certificates that are secured by interest in pools of mortgages. At September 30, 2006, the Bank held mortgage-backed securities that were issued and guaranteed by the Government National Mortgage Association (“GNMA”), FannieMae and FreddieMac.

Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgage loans. The interest rate risk characteristics of the underlying pool of mortgages, including fixed-rate or adjustable-rate, and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

The Bank also invests in collateralized mortgage obligations (CMOs), issued or sponsored by FannieMae and FreddieMac. The Bank’s investment policy classifies CMO’s as mortgage derivative products, with the investment restrictions applicable to such category as described above. CMOs are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of CMO securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into “tranches” or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage-backed securities as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage-backed securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage-backed securities underlying CMOs are paid in accordance with a predetermined priority to investors holding various tranches of the securities or obligations. A particular tranche or class may carry prepayment risk which may be different from that of the underlying collateral and other tranches.

Other securities used by the Bank, but not necessarily included in the investment portfolio, consist of equity securities, interest-bearing deposits and federal funds sold. Equity securities owned at September 30, 2006 consisted of a $1.4 million investment in FHLB of Atlanta common stock (this amount is not shown in the securities portfolio). As a member of the FHLB of Atlanta, ownership of FHLB of Atlanta common shares is required. The remaining securities provide diversification and complement the Bank’s overall investment strategy.

The following table sets forth the carrying value of the Bank’s investment securities portfolio at the dates indicated.

	At December 31,
	2005	2004
	(Dollars in thousands)
Securities Held to Maturity:
Mortgage-backed securities	$7,533	$9,083
Collateralized mortgage obligations	91	203

Total securities held to maturity	7,624	9,286

Securities Available for Sale (at fair value):
U.S. government agency and government-sponsored entity securities	980	990
Mortgage-backed securities	3,241	4,939

Total securities available for sale	4,221	5,929

Total	$11,845	$15,215

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Bank’s investment and mortgage-backed securities portfolio at December 31, 2005.

	At December 31, 2005
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Securities
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Estimated Fair Value
	(Dollars in thousands)
U.S. government agency and government-sponsored entity securities	$—	—%	$1,000	3.50%	$—	—%	$—	—%	$1,000	3.50%	$980
Collateralized mortgage obligations	12	4.33	79	3.77	—	—	—	—	91	3.84	90
Mortgage-backed securities(1)	—	—	123	5.00	436	5.00	10,229	4.53	10,788	4.56	10,459

Total	$12	4.33%	$1,202	3.67%	$436	5.00%	$10,229	4.53%	$11,879	4.46%	$11,529

(1)	The totals include approximately $ 3,787 million of adjustable rate securities that reprice annually.

Sources of Funds

General. Deposits are the major source of the Bank’s funds for lending and other investment purposes. Borrowings (principally from the FHLB) are used to supplement the amount of funds for lending and investment. In addition to deposits and borrowings, the Bank derives funds from loan and mortgage-backed securities principal repayments, and proceeds from the maturity, call and sale of mortgage-backed securities and investment securities. Loan and mortgage-backed securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions.

Deposits. The following table sets forth for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004 the average amount of and average rate paid on deposits.

Category	Average Balance for the nine months ended September 30, 2006	Weighted Average Interest Rate	Average Balance for the year ended December 31, 2005	Weighted Average Interest Rate	Average Balance for the year ended December 31, 2004	Weighted Average Interest Rate
	(Dollars in thousands)
Checking accounts	$17,243	—%	$14,940	—%	$11,073	—%
Money Market and floating rate IRA accounts	35,391	3.77	24,070	1.92	20,653	1.24
Savings accounts	21,464	0.52	27,573	0.51	28,536	0.53
Certificates of deposit	26,309	4.38	25,429	3.78	28,425	3.58

Total	$100,409		$92,012		$88,687

The following table shows the amount of the Bank’s certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 2006.

Maturity Period	Certificates of Deposit
(In thousands)
Within three months	$702
Three through six months	1,442
Six through twelve months	2,857
Over twelve months	5,073

$10,074

Borrowings. The Bank, as the need arises or in order to take advantage of funding opportunities, borrows funds in the form of advances from the FHLB to supplement its supply of funds and to meet deposit withdrawal requirements. Advances from the FHLB are typically secured by the Bank’s stock in the FHLB and a portion of the Bank’s residential mortgage loans and may be secured by other assets, mainly securities which are obligations of or guaranteed by the U.S. Government. Short-term advances at September 30, 2006 totaled $21.0 million.

The following table sets forth certain information regarding Bank’s borrowed funds.

	Year Ended December 31,
	2005	2004
	(In thousands)
FHLB Advances:
Average balance outstanding	$22,928	$21,879
Maximum amount outstanding at any month-end during the year	27,700	21,500
Balance outstanding at end of year	27,700	19,500
Weighted average interest rate during the year	3.84%	3.03%
Weighted average interest rate at end of year	3.97%	2.92%

Contractual Obligations

Payments due by period for BUCS’ contractual obligations (other than deposit accounts with no stated maturity) at December 31, 2005 are presented below:

	Within 1 Year	After 1 but Within 3 Years	After 3 but Within 5 Years	After 5 Years	Total
	(In thousands)
Time deposits	$9,099	$12,696	$1,773	$0	$23,568
Junior subordinated debentures	—	3,000	—	—	3,000

Federal Home Loan Bank advances	18,800	7,400	—	1,500	27,700
Operating lease obligations	83	176	127	—	386
Purchase obligations	—	—	—	—	—

Total contractual obligations	$27,982	$23,272	$1,900	$1,500	$54,654

Subsidiary Activity

The Bank is permitted to invest its assets in the capital stock of, or originate secured or unsecured loans to, subsidiary corporations. In addition to the Bank, BUCS has one other subsidiary, BUCS Financial Capital Trust I, which was formed to sell trust preferred securities.

Personnel

As of September 30, 2006, the Bank had 45 full-time employees and one part-time employee. The Bank believes its relationship with its employees to be satisfactory.

Regulation

Set forth below is a brief description of certain laws that relate to the regulation of the Bank and BUCS. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations. The Bank and BUCS operate in a highly regulated industry. The U.S. government could adopt regulations or enact laws which restrict the operations of the Bank and/or BUCS or impose burdensome requirements upon one or both of them.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the “Act”). The SEC has promulgated new regulations pursuant to the Act and may continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Act. The passage of the Act by Congress and the implementation of new regulations by the SEC subject publicly-traded companies to additional and more cumbersome reporting regulations and disclosure.

Regulation of BUCS

General. BUCS is a savings and loan holding company within the meaning of Section 10(o) of the Home Owners’ Loan Act and is required to file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over BUCS and any non-savings institution subsidiaries. This permits the OTS to restrict or prohibit activities that it determines to be a serious risk. This regulation is intended primarily for the protection of the depositors and is not for the benefit of the stockholders of BUCS.

Activities Restrictions. As a savings and loan holding company formed after May 4, 1999, BUCS is not a grandfathered unitary savings and loan holding company under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the “GLB Act”). As a result, BUCS and its non-savings institution subsidiaries, if any exist in the future, are subject to statutory and regulatory restrictions on their business activities. Under the Home Owners’ Loan Act, as amended by the GLB Act, the nonbanking activities of BUCS are restricted to certain activities specified by OTS regulation, which include performing services and holding properties used by a savings institution subsidiary, activities authorized for savings and loan holding companies as of March 5, 1987, and nonbanking activities permissible for bank holding companies pursuant to the Bank Holding Company Act of 1956 (the “BHC Act”) or authorized for financial holding companies pursuant to the GLB Act. Furthermore, no company may acquire control of BUCS unless the acquiring company was a unitary savings and loan holding company on May 4, 1999 (or became a unitary savings and loan holding company pursuant to an application pending as of that date) or the company is only engaged in activities that are permitted for multiple savings and loan holding companies or for financial holding companies under the BHC Act as amended by the GLB Act.

Regulation of the Bank

General. As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. The Bank is also subject to reserve requirements of the Federal Reserve System. Federal regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the DIF and depositors. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate allowance for loan losses.

The OTS regularly examines the Bank and prepares reports to the Bank’s board of directors on deficiencies, if any, found in its operations. The Bank’s relationship with its depositors and borrowers is also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Bank’s mortgage documents.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in applicable statutory and regulatory requirements, whether by the OTS, the FDIC or the United States Congress, could have a material adverse impact on BUCS and the Bank, and their operations.

Insurance of Deposit Accounts. Pursuant to the Reform Act, the FDIC has determined to maintain the designated reserve ratio at its current 1.25%. The FDIC has also adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based on their examination ratings and capital ratios. Beginning in 2007, well-capitalized institutions with the CAMELS ratings of 1 or 2 will be grouped in Risk Category I and will be assessed for deposit insurance at an annual rate of between five and seven basis points with the assessment rate for an individual institution to be determined according to a formula based on a weighted average of the institution’s individual CAMEL component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV will be assessed at annual rates of 10, 28 and 43 basis points, respectively. The Bank anticipates that it will be able to offset its deposit insurance premium for 2007 with the special assessment credit.

Regulatory Capital Requirements. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) “Tier 1” or “core” capital equal to at least 4% (3% if the institution has received the highest rating, “composite 1 CAMELS,” on its most recent examination) of total adjusted assets, and (3) risk-based capital equal to 8% of total risk-weighted assets. The Bank was in compliance with these regulatory capital standards at September 30, 2006.

Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends.

A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met: (1) they are eligible for expedited treatment under OTS regulations, (2) they would remain adequately capitalized after the distribution, (3) the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings institution or any OTS regulations. Any other situation would require an application to the OTS.

The Bank is required to file a capital distribution notice or application with the OTS before paying any dividend to BUCS. However, capital distributions by BUCS, as a savings and loan holding company, are not subject to the OTS capital distribution rules.

The OTS may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Bank may not declare or pay a dividend on its capital stock if the dividend would reduce the regulatory capital of the Bank below the amount required for the liquidation account established in connection with its conversion from mutual to stock form. The liquidation account is maintained as a separate account at the Bank and was established in an amount equal to its net worth as of the latest practicable date prior to the Conversion. Depositors of the Bank at the eligibility and supplemental eligibility record dates established for the Conversion hold interests in the liquidation account equal to their pro rata deposits in the Bank at such dates. If the amount in any of these deposit accounts on any annual closing date of the Bank (December 31) is less than the amount in the liquidation account on the respective eligibility dates, then such depositor’s interest in the liquidation account is reduced by an amount proportionate to the reduction and the reduction in interest is reflected by a corresponding decrease in the balance of the liquidation account. However, an individual’s interest in and the balance of the liquidation account is not increased despite any increase in deposit accounts after the respective eligibility dates.

No merger, consolidation, purchase of bulk assets with assumptions of savings accounts and other liabilities, or similar transactions with another insured institution in which the Bank, in its converted form, is not the surviving institution, shall be considered a complete liquidation. In these transactions, the liquidation account shall be assumed by the surviving institution.

Qualified Thrift Lender Test. Federal savings institutions must meet a qualified thrift lender (“QTL”) test or they become subject to the business activity restrictions and branching rules applicable to national banks. To qualify as a QTL, a savings institution must either (i) be deemed a “domestic building and loan association” under the Internal Revenue Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory QTL test set forth in the Home Owners’ Loan Act by maintaining at least 65% of its “portfolio assets” in certain “Qualified Thrift Investments” (defined to include residential mortgages and related equity investments, certain mortgage-related securities, small business loans, student loans and credit card loans, and 50% of certain community development loans). For purposes of the statutory QTL test, portfolio assets are defined as total assets minus intangible assets, property used by the institution in conducting its business, and liquid assets equal to 10% of total assets. A savings institution must maintain its status as a QTL on a monthly basis in at least nine out of every 12 months. The Bank met the QTL test as of September 30, 2006 and in each of the last 12 months and, therefore, qualifies as a QTL.

Transactions with Affiliates. Generally, federal banking law requires that transactions between a savings institution or its subsidiaries and its affiliates must be on terms as favorable to the savings institution as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of the savings institution’s capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the savings institution. In addition, a savings institution may not extend credit to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate that is not a subsidiary. The OTS has the discretion to treat subsidiaries of savings institutions as affiliates on a case-by-case basis.

Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their checking accounts and non- personal certificate accounts. The balances maintained to meet the reserve requirements imposed by the Federal Reserve System may be used to satisfy the OTS liquidity requirements.

Savings institutions have authority to borrow from the Federal Reserve System “discount window,” but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System.

Description of Properties

The Bank maintains three office locations in Owings Mills, Maryland. One is a branch facility located in the CareFirst BlueCross BlueShield (“CareFirst”) headquarters building and the second is an administrative center and full-service branch office in a newly built office building leased entirely by CareFirst. The third office is a computer and telephone operations center with a seven year lease terminating November 30, 2010. The Bank also conducts its business through two full-service branch offices in Columbia, Maryland, and through six remote ATM locations in Columbia, Timonium and Baltimore, four of which offer 24-hour access. All branches and remote ATMs are accessible to the general public. The branch in the CareFirst headquarters building is occupied under a Financial Services Agreement with CareFirst whereby the Bank provides various financial services to CareFirst employees and customers in return for office space. There are no rent payments under such agreement. The current agreement runs through March 31, 2009 and is subject to earlier termination, with three months notice required, in the event that CareFirst ceases to occupy at least half of the building. The space occupied by the administrative center and full-service Owings Mills branch is under a sublease with CareFirst with an initial term through November 30, 2009.

The following table sets forth the location of the Bank’s main office and branch offices, the year the offices were opened and the net book value of each office and its related equipment.

Office Location	Year Facility Opened	Lease or Own		Net Book Value at 12/31/05
Main Office—Owings Mills	1991	Leased		$378,132
Branch Office—Columbia	1999	Leased	(1)	$268,858
Branch Office—Owings Mills	2003	Leased		$466,274
Branch Office—Columbia	2003	Owned		$2,578,532
Operations Center—Owings Mills	2003	Leased		$146,005

(1)	The building is owned by the Bank and the land is under an assumed ground lease agreement, expiring on July 1, 2009. The lease is renewable for three five-year extensions at the Bank’s option.

Legal Proceedings

There are various claims and lawsuits in which BUCS or the Bank are periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the Bank’s business. In the opinion BUCS’ management, no material loss is expected from any of such pending claims or lawsuits as of the date of this prospectus/proxy statement.

Information with Respect to Common Stock

BUCS’ common stock has traded on the OTC Electronic Bulletin Board under the trading symbol “BUCS” since it commenced trading on March 15, 2001. The following table reflects high and low sale closing prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The following information has been adjusted for stock dividends paid by BUCS.

Year	High	Low
2007
First Quarter (Through 1/31/07)	$23.60	$23.10

2006
First Quarter	$13.50	$11.35
Second Quarter	$11.75	$10.90
Third Quarter	$22.63	$10.90
Fourth Quarter	$23.55	$22.50

2005
First Quarter	$12.05	$10.23
Second Quarter	$12.73	$10.56
Third Quarter	$12.73	$12.09
Fourth Quarter	$13.50	$11.59

2004
First Quarter	$12.17	$10.45
Second Quarter	$12.09	$11.82
Third Quarter	$11.82	$11.14
Fourth Quarter	$11.25	$11.02

The number of shareholders of record of BUCS common stock as of January 31, 2007 was approximately 255. This does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms. At January 31, 2007, there were 882,108 shares of BUCS common stock outstanding.

BUCS has never paid cash dividends to its stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

BUCS may from time to time make written or oral forward-looking statements, including statements contained in BUCS’ filings with SEC, in its reports to stockholders and in other communications, which are made in good faith by BUCS pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of BUCS’ plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond BUCS’ control). The following factors, among others, could cause BUCS’ financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economy in which BUCS conducts operations; the effects of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the board of governors of the federal reserve system, inflation, interest rate, market and monetary fluctuations; the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance); competition; and the success of BUCS at managing the risks involved in the foregoing.

BUCS cautions that the foregoing list of important factors is not exclusive. BUCS does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of BUCS.

BUCS’ results of operations are primarily dependent upon net interest income, which is the difference between the interest income earned on interest-earning assets, primarily loans, mortgage-backed securities and investments, and the interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses such as employee salaries and benefits, noninterest income, such as loan related fees and fees on deposit related services, and the provision for loan losses.

Years Ended December 31, 2005 and 2004

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of the Bank’s assets and liabilities are sensitive to changes in interest rates, the Bank’s most significant form of market risk is interest rate risk/changes in interest rates. The Bank may be vulnerable to an increase or decrease in interest rates to the extent that interest-bearing liabilities mature or reprice faster or slower than interest-earning assets.

BUCS’ board of directors has established an asset liability management committee which consists of the Bank’s president and chief executive officer, its senior officers, including two vice-presidents, and two members of the board of directors, one of whom also serves as treasurer. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

To reduce the effect of interest rate changes on net interest income the Bank has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

•	originate loans with adjustable rate features or fixed rate loans with short maturities;

•	lengthen the maturities of its liabilities when it would be cost effective through the pricing and promotion of certificates of deposits and utilization of FHLB advances;

•	attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise;

•	when market conditions permit, originate and hold in its portfolio adjustable rate loans which have monthly, quarterly or annual interest rate adjustments; and

•	maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2005, the Bank had approximately 42% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

Quantitative Analysis. The Bank uses the Interest Rate Exposure Report prepared by the Office of Thrift Supervision based on information provided by the Bank to monitor its exposure to interest rate risk. The following table presents the effect on the Banks net portfolio value (NPV) as of December 31, 2005 of upward and downward shifts (shock) in the Treasury yield curve.

	Net Portfolio Value		Net Portfolio Value as % of Present Value of Assets
Changes in Rates(1)	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
	(Dollars in thousands)
+300 bp	$14,310	$(2,959)	(17)%	10.37%	(178	)bp
+200 bp	15,186	(2,083)	(12)%	10.91	(124	)bp
+100 bp	16,174	(1,095)	(6)%	11.51	(65	)bp
0 bp	17,269		—	12.16
- 100 bp	18,146	877	5%	12.65	50	bp
- 200 bp	18,538	1,270	7%	12.85	69	bp

(1)

Interest rate change of -300bp is not reflected in the table because market rates are at low enough levels to make the resulting data derived from such modeling immaterial to estimated changes in Net Portfolio Value.

Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Changes in Financial Condition

BUCS’ total assets of $138.6 million at December 31, 2005 reflect an increase of $15.9 million or 12.9% as compared to $122.8 million at December 31, 2004. The increase in assets was comprised of increases in cash and cash equivalents, and interest-bearing deposits in other banks of $1.7 million, loans receivable, net, of $17.4 million and miscellaneous other assets of $807,000, partially offset by a decreases in investment securities available for sale and held to maturity totaling $3.4 million, property and equipment, net of $279,000 and assets held for sale, in conjunction with the sale of Armor Insurance Group, Inc. (“Armor”), of $363,000. The increase in loans receivable was mainly the result of strong demand for commercial mortgage loans, home equity loans and home equity lines of credit. The decrease in investment securities was mainly the result of pay down of principal on mortgage-backed securities and the reinvestment of these cash flows into loans rather than securities.

The increase in BUCS’ liabilities was due primarily to a $6.9 million or 7.8% increase in deposits and an $8.2 million increase in FHLB borrowings. The increase in deposits is attributed primarily to the growth of money market accounts at all four of the Bank’s branches as interest rates increased steadily during the year.

Stockholders’ equity totaled $11.3 million at December 31, 2005, an increase of $679,000 or 6.4%. The increase is the result of net earnings of $611,000 for the year ended December 31, 2005 and the effect of the allocation of shares from the Bank’s Employee Stock Ownership Plan (“ESOP”) totaling $98,137, partially offset by a $30,000 decrease in the unrealized gain (loss) on securities available for sale.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively. ($ in thousands)

	Year Ended December 31,
	2005			2004
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-earning assets:
Loans receivable(1)	$100,981	$6,055	6.00%	$85,848	$4,852	5.65%
Investment securities(2)	14,698	753	5.12	22,529	892	3.96

Total interest-earning assets	115,679	6,808	5.89	108,377	5,744	5.30

Noninterest-earning assets	14,178			13,241

Total assets	$129,857			$121,618

Interest-bearing liabilities:
Savings accounts	$27,573	148	0.54	$28,536	152	0.53
Money market accounts	24,070	515	2.14	20,653	256	1.24
Certificates of Deposit	25,429	962	3.78	28,425	1,017	3.58
Checking	14,940	—	0.00	11,073	—	0.00

Total deposits	92,012	1,625	1.77	88,687	1,425	1.61
Borrowed funds	25,997	1,081	4.16	21,879	763	3.49

Total interest-bearing liabilities	118,009	2,706	2.29	110,566	2,188	1.98
Non-interest-bearing liabilities	927			865

Total liabilities	118,936			111,431
Equity	10,921			10,187

Total liabilities and equity	$129,857			$121,618

Net interest income		$4,102			$3,556

Interest rate spread(3)			3.60%			3.32%

Net yield on interest-earning assets(4)			3.55%			3.28%

Ratio of average interest-earning assets to average interest-bearing liabilities			98.03%			98.02%

(1)	Non-accruing loans have been included in loans receivable, and the effect of such inclusion was not material.
(2)	Includes government securities, mortgage-backed securities, overnight deposits and FHLB stock.
(3)	Interest rate spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the Bank’s interest-earning assets and interest-bearing liabilities influences the Bank’s net interest income. The following table reflects the sensitivity of the Bank’s interest income and interest expense to change in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); (3) changes in rate/volume (changes in rate multiplied by changes in volume); (4) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each. ($ in thousands)

	Year Ended December 31,
	2005 vs. 2004
	Increase (Decrease) Due to
	Volume	Rate	Rate Volume	Net**
Interest income:
Loans receivable	$855	$296	$52	$1,203
Investment securities and other	(310)	261	(91)	(139)

Total interest-earning assets	$545	$557	$(39)	$1,064

Interest expense:
Savings accounts	$(5)	$1	$—	$(4)
Money market accounts	42	185	31	259
Certificates of deposit	(107)	58	(6)	(55)
Checking accounts	—	—	—	—
Borrowed funds	144	147	28	318

Total interest-bearing liabilities	$74	$391	$53	$518

Change in net interest income	$471	$166	$(92)	$546

Results of Operations

Net Income. BUCS recorded net income of $611,000 for the year ended December 31, 2005, as compared to $590,000 for 2004, representing a $21,000 increase. The increase was primarily attributable a $546,000 increase in net interest income, partially offset by a $115,000 decrease in non-interest income, a $239,000 increase in non-interest expenses, a $61,000 increase in provision for loan losses, a $45,000 decrease in the gain on discontinued operations as a result of the sale of Armor and a $65,000 increase in provision for income taxes.

Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest the Bank receives on interest-earning assets, mainly loans and securities, and interest paid on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

BUCS’ net interest income increased $546,000 or 15.4% to $4.1 million for the year ended December 31, 2005, as compared to $3.6 million for 2004. The average balance of interest-earning assets increased $7.3 million or 6.7%, while the average yield thereon increased 59 basis points. The average balance of interest-bearing liabilities increased $7.4 million or 6.7% and the average rate paid thereon increased 31 basis points. The increase in interest-earning assets is attributed to the investment of the increases in deposits and FHLB borrowings into new loans. The average yield on interest-earning assets increased due to the steady increase in short-term market interest rates that began in mid-2004. The average cost of interest-bearing liabilities increased slower than the average yield of interest-earning assets mainly because the interest-earning assets repriced faster than the interest-bearing liabilities as market interest rates began to rise. The balance of higher costing money market and certificate of deposit accounts equaled 51.8% and 50.2% of total deposits as of December 31, 2005 and 2004, respectively.

The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, increased to 3.60% for 2005 from 3.32% for 2004. The increase in the net interest rate spread is primarily due to the fact that as general market interest rates began to increase, interest-earning assets have been repricing faster than interest-bearing liabilities. BUCS does not know whether this trend will continue because recent trends have seen an increase in deposits in the higher earning money market and certificate of deposit accounts.

Provision for Loan Losses. During the years ended December 31, 2005 and 2004, BUCS established provisions for loan losses of $355,000 and $294,000, respectively. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio. The increase during the period ended December 31, 2005 of $61,000 or 20.8% is the result of management’s decision to increase the allowance due to growth in total loans receivable, net, and to provide for probable losses from a checking deposit overdraft program begun during December 2002.

Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest Income. Total noninterest income, primarily fees and service charges, decreased $115,000 or 3.9% for the year ended December 31, 2005, as compared to 2004. The $114,000 or 4.3% decrease in fees and service charges reflects a shift in customer habits and Bank oversight resulting in fewer overdrawn account fees in 2005 compared to 2004. Also included in noninterest income is the value the Bank derives for maintaining a cash facility at two Carefirst Blue Cross Blue Shield (“Carefirst”) buildings. Under an agreement with Carefirst, the Bank performs cash related services for Carefirst, its customers and associates in return for office space. The rental value of this office space, approximately $120,000 in both 2005 and 2004, is reported in noninterest income.

Noninterest Expense. Total noninterest expense increased by $239,000 or 4.3% for the year ended December 31, 2005, as compared to 2004. This increase was attributable to increases of $209,000 or 7.5% in compensation and benefits resulting from the addition of employees, increased cost for employee insurance programs and normal cost of living increases; $72,000 or 29.4% in advertising and marketing as the Bank attempted to improve deposit and loan growth with increased advertising throughout its market area; and $13,000 or 12.5% in training expenses. These increases were partially offset by decreases of $22,000 or 2.6% in office operations as the Bank implemented several cost reduction measures late in 2005, $17,000 in professional fees resulting from reduction in consulting costs as the Bank completed an overhaul of its human resource function and $16,000 in other miscellaneous non-interest expenses.

Income Tax Expense. The provision for income taxes from continuing operations totaled $290,000 for the year ended December 31, 2005, as compared to $225,000 for 2004. The $65,000 or 28.9% increase is the result of increased net taxable income from continuing operations. The provision for income taxes was further impacted for the years ending December 31, 2005 and 2004 by changes resulting from discontinued operations that resulted in increases of approximately $83,000 and $114,000, respectively. The net impact of such changes on provision for income taxes from continuing and discontinued operations was a $34,000 or 10.0% increase for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Discontinued Operations. Upon the sale of the Armor subsidiary assets in October 2004, the results of Armor operations for 2005 and 2004 were reclassified in the statement of operations as results from discontinued operations. The after tax gain from discontinued operations totaled $131,000 for the year ended December 31, 2005 as compared to $176,000 for 2004 representing a $45,000 or 25.5% decrease. The $131,000 gain for 2005 is comprised of the gain of $112,000 realized from the final payment for the sale of the book of business, which was received in April 2005, and the $19,000 gain on final disposition of the remaining tangible assets of Armor. The $176,000 gain for 2004 represents $11,000 of normal 2004 operating net income from insurance business prior to the sale and the gain of $165,000 realized from the initial payment on the sale of Armor’s book of business.

Assets held for sale from discontinued operations, comprised mostly of fixed assets and real estate owned by Armor, were zero at December 31, 2005 as compared to $363,000 at December 31, 2004. All assets were disposed of during 2005.

Liquidity and Capital Resources

The Bank’s primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities, advances from the FHLB of Atlanta, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by general levels of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

Net cash provided by the Bank’s operating activities (the cash effects of transactions that enter into the Bank’s determination of net income) for the year ended December 31, 2005 totaled $3.9 million, an increase of $1.3 million as compared to 2004.

Net cash used by the Bank’s investing activities (i.e. cash disbursement, primarily for the purchase of the Bank’s investment securities and mortgage-backed securities and funding the Bank’s loan portfolio) for 2005 totaled $17.8 million, an increase of $15.3 million as compared to 2004. The increase in cash used was primarily attributable to increases of $5.0 million to fund loans receivable, net and $494,000 for purchase of FHLB stock, and decreases of $9.5 million in proceeds from maturities, redemption and sales of securities available for sale and held to maturity and $73,000 in proceeds from sales of intangible assets, partially offset by a decrease in cash used for purchase of property and equipment of $113,000 and an increase in cash invested short-term in interest-bearing deposit accounts of other banks of $4.3 million.

Net cash provided by the Bank’s financing activities (i.e. cash receipts primarily from net increases in deposits and FHLB borrowings) for the year ended December 31, 2005 totaled $15.2 million, an increase of $11.5 million as compared to 2004. The increase is primarily attributable to increased advances from the FHLB of $9.0 million, increases in cash from deposit growth of $2.5 million, and increases from the allocated fair value of ESOP shares and repayment of notes payable of $13,000 and $30,000, respectively.

At December 31, 2005 approximately $13.2 million of the Bank’s time deposits were scheduled to mature within the next 12 months. The Bank expects the majority of such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has additional borrowing capacity of approximately $6.9 million through the Federal Home Loan Bank of Atlanta.

For The Nine and Three Months Ended September 30, 2006 and 2005

Changes in Financial Condition

BUCS’ total assets of $148.8 million at September 30, 2006 reflect an increase of $10.2 million as compared to $138.6 million at December 31, 2005. The increase in assets was comprised of increases in cash and cash equivalents, interest bearing deposits in other financial institutions, loans receivable, net, accrued interest receivable, bank owned life insurance, prepaid merger costs, and prepaid expenses and other assets of $32,000, $534,000, $11.2 million, $69,000, $60,000, $139,000 and $216,000, respectively. These were partially offset by decreases in securities available for sale, securities held to maturity, property and equipment, net and investment in Federal Home Loan Bank stock of $866,000, $903,000, $147,000 and $139,000, respectively.

The increase in BUCS’ total liabilities and stockholders’ equity of $10.2 million at September 30, 2006 as compared to December 31, 2005 was due primarily to increases in deposits and stockholders’ equity of $11.5 million and $408,000, respectively, partially offset by a decrease in borrowed funds from the Federal Home Bank of $1.7 million. Changes in the components of major assets, liabilities and equity are discussed herein.

Cash and Cash Equivalents. Cash and cash equivalents totaled approximately $2.3 million at September 30, 2006, a decrease of $32,000 or 1.4% as compared to $2.25 million at December 31, 2005. The decrease is due to BUCS’ bank subsidiary, BUCS Federal Bank, investing cash in excess of immediate needs.

Interest-Bearing Deposits in Other Financial Institutions. Interest-bearing deposits in other financial institutions includes deposits at other financial institutions with original maturities of less than three months, overnight investment funds with no stated maturity and Federal funds sold. Interest-bearing deposits in other financial institutions totaled $7.3 million at September 30, 2006, an increase of $534,000 or 7.9% as compared to $6.8 million at December 31, 2005. This increase was primarily the result of the Bank investing excess cash in higher yielding short-term investments pending anticipated increases in loan demand.

Investment Securities Available for Sale. Investment securities available for sale decreased by $866,000 or 20.5% to $3.4 million at September 30, 2006 as compared to $4.2 million at December 31, 2005. This is the result of normal principal payments on mortgage-backed securities. Cash flows from the principal repayments on investment securities available for sale were primarily used to fund new loan originations during the period.

Securities Held to Maturity. Securities held to maturity decreased by $903,000 or 11.8% to $6.7 million at September 30, 2006 as compared to $7.6 million at December 31, 2005. The decrease is the result of normal principal payments on mortgage-backed securities. Cash flows from the principal repayments on investment securities held to maturity were primarily used to fund new loan originations during the period.

Loans Receivable, Net. Loans receivable net of allowance for loan losses at September 30, 2006 totaled $119.8 million, an increase of $11.2 million or approximately 10.3%, as compared to $108.6 million at December 31, 2005. Originations of $40.6 million, which includes $15.6 million of consumer loans including home equity loans, $7.5 million in first mortgage loans on one to four family residences and $17.5 million of commercial loans in the Bank’s prime lending area, were offset by principal repayments and loan participations sold totaling $29.4 million.

Bank Owned Life Insurance. The cash value of Bank Owned Life Insurance policies (BOLI) owned by the Bank increased to $2.27 million at September 30, 2006 from $2.21 million at December 31, 2005, an increase of 2.7%.

Prepaid Merger Costs. On September 5, 2006, BUCS announced that the board of directors had approved a merger with Community Banks, Inc. of Harrisburg, Pennsylvania. Thus far, BUCS has accumulated $139,000 in costs, mostly attorney fees, relating to the merger, no similar expense existed at December 31, 2005.

Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased by $216,000 or 20.3% to $1.28 million at September 30, 2006 compared to $1.06 million at December 31, 2005. The increase is primarily the result of an increase in accounts receivable of $191,000 that resulted when the Bank sold a foreclosed property during September 2006. The proceeds of the sale have not yet been received from the attorney.

Deposits. Total deposits, after interest credited, increased by $11.5 million or 12.0% to $107.0 million at September 30, 2006, as compared to $95.6 million at December 31, 2005. The increase was primarily due to increased new deposit activity at bank branch locations, primarily in money market and certificate of deposit products. These factors resulted in increases in non-interest bearing checking, money market and certificate of deposit account balances of approximately $1.5 million, $10.1 million and $6.6 million, respectively. These increases were partially offset by decreases in regular savings balances and floating rate individual retirement account balances of approximately $6.1 million and $611,000, respectively.

FHLB Advances. FHLB advances totaled $26.0 million at September 30, 2006 a decrease of $1.7 million or 6.1% compared to $27.7 million at December 31, 2005. The decrease was the result of the Bank using excess cash from deposits to pay down short-term borrowings.

Stockholders’ Equity. Stockholders’ equity totaled $11.7 million at September 30, 2006, an increase of $408,000 from $11.3 million at December 31, 2005. The increase was due to net income from operations during the period of $401,000, and a decrease in accumulated other comprehensive loss of $7,000 resulting from a increase in the fair value of investment securities available for sale.

Liquidity. Liquidity is measured using an approach designed to examine BUCS’ assets to ensure funding is available to meet the expected cash flow needs for loan demand, liability maturities and withdrawals, while minimizing non-earning cash balances such as branch cash, reserves and checks held for collection. Additionally, the approach takes into account anticipated investment security maturities, call provisions, and principal pay downs in determining funding needs.

BUCS also maintains external sources of funds, which can be drawn upon when required to meet liquidity needs. The primary source of external liquidity is a line of credit for $44.4 million from the Federal Home Loan Bank of Atlanta, of which approximately $18.4 million was available to fund liquidity needs at September 30, 2006. Based upon its liquidity analysis, including external sources of available liquidity, management believes the liquidity position is appropriate at September 30, 2006.

The following is a schedule of significant commitments at September 30, 2006:

Commitments to extend credit:	(In thousands)
Commitments to originate non-residential, commercial mortgages	$850
Commitments to originate non-mortgage commercial loans	1,419
Unused home equity lines of credit	26,061
Unused commercial lines of credit	4,708
Commercial Letters of Credit	100
Other commitments to extend credit	4,639

Total Commitments to extend credit	$37,777

Results of Operations for the Nine Months Ended September 30, 2006 and 2005

Net Income. BUCS recorded net income from continuing operations of $401,000 for the nine-month period ended September 30, 2006 as compared to $313,000 for the same period in 2005, an increase of 28.1%. Net interest income increased $345,000 and noninterest income increased by $199,000, while noninterest expense increased by $265,000, the provision for loan losses increased by $109,000, and the provision for income taxes on continuing operations increased by $82,000. For the nine-month period ended September 30, 2005, BUCS also recorded a net gain on discontinued operations of $131,000 resulting from final payment on the sale of its Armor Insurance Group, Inc. wholly owned subsidiary in October 2004. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income increased $345,000 or 11.5% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. The average balance of interest-earning assets increased $13.9 million or 11.9%, and the average yield thereon increased by 85 basis points. The average balance of interest-bearing liabilities increased $12.9 million or 11.4%, and the average rate paid thereon increased 91 basis points. The increases in interest-bearing liabilities is attributed primarily to positive cash flows resulting from an increase in average deposits of $9.0 million or 9.8% and an increase in average short-term borrowings of $4.0 million or 18.2%. The average cost of interest-bearing liabilities increased faster than the average yield on interest-earning assets because most of the deposit growth came in higher costing money market and certificate of deposit accounts as the Federal Reserve increased interest rates during 2005 and early 2006. The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased to 3.33% for the nine-month period ended September 30, 2006 from 3.38% for the same period in 2005. The 5 basis point decrease in the net interest rate spread is primarily due to the fact that interest-bearing liabilities repriced more rapidly than interest-earning assets during the period.

Interest Income. Interest income increased $1.4 million or 28.9% to $6.3 million for the nine-month period ended September 30, 2006, as compared to $4.9 million for the same period in 2005. Interest on loans receivable increased $1.4 million or 31.8% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. The increase is the result of a $16.6 million or 16.9% increase in the average balance of loans receivable and a 76 basis point increase in the average yield on loans receivable.

Interest income on investment securities increased by $33,000 or 6.0% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. The increase is the result of a 94 basis point increase in the average yield on investment securities, partially offset by a $2.7 million or 14.4% decline in the average balance of investment securities.

The average yield on all interest-earning assets was 6.49% and 5.63% for the nine-month periods ended September 30, 2006 and 2005, respectively.

Interest Expense. Interest expense totaled $3.0 million for the nine-month period ended September 30, 2006, as compared to $1.9 million for the same period in 2005, an increase of $1.1 million, or 56.3%. The increase is due to an increase in the average balance of interest-bearing liabilities of $12.9 million or 11.4% and an increase in the average rate paid thereon of 91 basis points.

Interest expense on deposits increased $775,000 or 67.0% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. The increase was due to an increase of $9.0 million or 9.8% in average deposits and a 88 basis point increase in the average cost of deposits.

Interest on borrowed funds increased by $302,000 or 39.9% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. The increase was due to an increase in the average balance of advances outstanding of $4.0 million or 18.2% and an increase in the average cost of borrowed funds of 85 basis points. BUCS uses FHLB advances as a funding source to supplement deposits, which are BUCS’ primary source of funds.

The average cost of interest-bearing liabilities was 3.16% and 2.25% for the nine-month periods ended September 30, 2006 and 2005, respectively.

Provision for Loan Losses. During the nine-month periods ended September 30, 2006 and 2005, BUCS established provisions for loan losses of $351,000 and $242,000, respectively. The $109,000, or 45.2% increase is the result of continued growth in the total loan portfolio and management’s evaluation of the underlying credit risk of the portfolio.

Noninterest Income. Total noninterest income, primarily fees and service charges, increased $199,000 or 9.7% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. This increase is primarily due to an increase in checking account related fees and VISA Check card interchange income totaling $233,000 as the Bank continued to open new checking accounts during 2006. The increase was partially offset by declines in other fees, especially commercial loan related fees and ATM transaction fees totaling $34,000. The Bank places an emphasis on charging appropriate fees for services, such as ATM fees, insufficient funds fees, and interchange income generated by customers’ use of check cards.

Noninterest Expense. Total noninterest expense increased by $265,000 or 6.1% for the nine-month period ended September 30, 2006, as compared to the same period in 2005. This increase was mainly attributable to increases of $168,000 or 7.5% in compensation and benefits resulting from addition of employees at the Bank as well as normal cost of living increases, $68,000 or 30.1% in marketing and advertising expense as the Bank increased print and radio advertising to help compete for loans and deposits, and $62,000 or 4.3% in various operating expenses, primarily office occupancy and operating expenses. The increases were partially offset by decreases in other expense categories including professional fees and loan servicing expenses that decreased by $45,000 or 14.2%.

Income Tax Expense. The provision for income taxes on continuing operations totaled $264,000 for the nine-month period ended September 30, 2006 with an effective tax rate of approximately 39.7%, as compared to $182,000 and an effective tax rate of 36.8% for the same nine-month period in 2005. The $82,000 or 45.0% increase is the result of increased net taxable income from continuing operations. The effective tax rate for the period ending September 30, 2006 was 39.7%.

Net Gain on Discontinued Operations. The net gain on discontinued operations for the nine-month period ending September 30, 2005 reflects the performance of BUCS’ wholly owned subsidiary Armor Insurance Group, Inc. (Armor) which was sold on October 1, 2004. The net gain for the nine-month period ended September 30, 2005 of $131,000 represents the final payment on the sale of the business and the net proceeds for the sale of property and equipment previously owned by Armor.

Capital Requirements

The Bank is subject to federal regulations that impose certain minimum capital requirements. Quantitative measures, established by regulation to ensure capital adequacy, require the Bank to maintain amounts and ratios of tangible and core capital to adjusted total assets and of total risk-based capital to risk-weighted assets. On September 30, 2006, the Bank was in compliance with all of its regulatory capital requirements.

Management believes that under current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. Events beyond the control of the Bank, such as changes in market interest rates or a downturn in the economy in areas in which the Bank operates could adversely affect future earnings and, as a result, the ability of the Bank to meet its future minimum capital requirements.

EXPERTS

The consolidated financial statements of Community as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 incorporated in this document by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheets of BUCS as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, have been audited by Stegman & Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

Mette, Evans & Woodside will deliver to Community an opinion regarding certain federal income tax consequences of the merger. As of January 31, 2007, Mette, Evans & Woodside and its attorneys owned an aggregate of approximately 52,600 shares of Community common stock. James A. Ulsh, a shareholder and employee of Mette, Evans & Woodside, is a director of Community.

Malizia Spidi & Fisch, PC will deliver to BUCS an opinion regarding certain federal income tax consequences of the merger.

Ober | Kaler has acted as counsel to Community in connection with preparation of the registration statement of which this prospectus/proxy statement is a part and the submission of applications to certain regulatory authorities in connection with required approvals of the merger.

INCORPORATION BY REFERENCE

This document incorporates by reference the documents listed below that Community has previously filed with the SEC:

•	Community’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	Community’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•

Community’s Current Reports on Form 8-K filed with the SEC on February 3, 2006, February 14, 2006, February 22, 2006, March 8, 2006, May 10, 2006, May 26, 2006, August 1, 2006, September 6, 2006, September 8, 2006, September 18, 2006, October 18, 2006, November 8, 2006, December 14, 2006, December 22, 2006 (two separate filings), January 18, 2007 and January 31, 2007; and

•

the description of Community’s common stock contained in a registration statement on Form 8-A dated as of May 13, 2002, filed by Community pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

Community also incorporates by reference any additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the special meeting. These documents may include Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

OTHER BUSINESS

No other business is expected to be brought before the BUCS special meeting for consideration by the shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ M. ROBIN COPELAND
M. Robin Copeland Secretary

BUCS FINANCIAL STATEMENTS

Nine-Month Period Ended September 30, 2006

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

	(Unaudited)
	September 30 2006	December 31 2005
ASSETS

Cash and cash equivalents	$2,278,846	$2,246,408
Interest-bearing deposits in other financial institutions	7,307,852	6,773,975
Securities available for sale, at fair value	3,355,113	4,221,024
Securities held to maturity	6,721,198	7,623,787

Loans receivable	120,580,621	109,311,562
Allowance for loan losses	(820,747)	(732,315)

Loans receivable, net	119,759,874	108,579,247

Accrued interest receivable	574,565	505,900
Property and equipment, net	3,690,898	3,837,801
Investment required by law—Federal Home Loan Bank Stock	1,444,200	1,583,500
Bank Owned Life Insurance	2,272,955	2,213,018
Prepaid Merger Costs	139,053	—
Prepaid expenses and other assets	1,280,751	1,064,424

Total Assets	$148,825,305	$138,649,084

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits	$107,023,527	$95,554,243
Accounts payable and other liabilities	1,087,136	1,087,785
Borrowed funds—Federal Home Loan Bank	26,000,000	27,700,000
Guaranteed preferred beneficial interest in Company’s subordinated debt	3,000,000	3,000,000

Total Liabilities	137,110,663	127,342,028

Stockholders’ Equity:
Preferred stock, par value $0.10 per share, 4,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, par value $0.10 per share, 10,000,000 shares authorized, 882,108 and 801,968 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	88,211	80,197
Stock dividends distributable	—	8,724
Additional paid-in capital	5,229,807	5,229,806
Retained earnings	6,578,647	6,177,720
Unallocated common stock held by Employee Stock Ownership Plan (“ESOP”)	(168,532)	(168,532)
Accumulated other comprehensive loss	(13,491)	(20,859)

Total Stockholders’ Equity	11,714,642	11,307,056

Total Liabilities and Stockholders’ Equity	$148,825,305	$138,649,084

The accompanying notes are an integral part of these consolidated financial statements

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited)

	Nine month periods ended September 30
	2006	2005
Interest Income
Loans receivable	$5,758,435	$4,369,508
Investment securities	581,970	548,784

Total interest income	6,340,405	4,918,292

Interest expense
Deposits	1,931,712	1,156,936
Borrowed funds	1,057,837	755,724

Total interest expense	2,989,549	1,912,660

Net interest income	3,350,856	3,005,632
Provision for loan losses	350,917	241,752

Net interest income after provision for loan losses	2,999,939	2,763,880

Noninterest income
Fees and service charges	2,065,420	1,862,507
Fee to process and maintain cash facility	90,000	90,000
Other	90,729	95,128

Total noninterest income	2,246,149	2,047,635

Noninterest expense
Compensation and benefits	2,412,303	2,244,019
Professional fees	183,323	188,385
Occupancy expense	834,773	820,960
Office operations	660,450	612,651
Advertising and marketing expense	295,304	226,913
Conference and training expense	106,360	94,790
Loan servicing expense	26,435	56,126
Other operating expense	62,079	72,357

Total noninterest expense	4,581,027	4,316,201

Income before income taxes	665,061	495,314
Income tax expense	264,134	182,214

Income from continuing operations	400,927	313,100
Discontinued operations
Gain from operations of discontinued component	—	214,339
Income tax expense	—	(82,964)

Net gain on discontinued operation	—	131,375

Net income	400,927	444,475
Net change in unrealized gains/(losses) on securities available for sale, net of deferred income tax benefit	7,368	(13,577)

Total comprehensive income	$408,295	$430,898

Earnings per share—basic
From continuing operations	$0.48	$0.42
From discontinued operations	0.00	0.18

Net Income	$0.48	$0.60

Shares used in computing basic earnings per share	841,324	750,630

Earnings per share—diluted
From continuing operations	$0.45	$0.40
From discontinued operations	0.00	0.17

Net Income	$0.45	$0.57

Shares used in computing diluted earnings per share	897,907	774,845

The accompanying notes are an integral part of these consolidated financial statements

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$400,927	$444,475
Reconciliation of net income to net cash provided by operating activities:
Provision for loan losses	350,917	241,752
Increase in cash surrender value of life insurance	(59,937)	(63,135)
Depreciation and amortization	310,996	329,708
Proceeds from sale of loans originated for sale	956,035	2,764,000
Origination of loans originated for sale	(950,000)	—
Gain on sale of loans originated for sale	(6,035)	—
Effects of changes in operating assets and liabilities:
Accrued interest receivable	(68,665)	(55,183)
Prepaid merger costs	(139,053)	—
Prepaid expenses and other assets	(216,327)	(129,166)
Accounts payable and other liabilities	(5,284)	(221,255)

Net cash provided by operating activities	573,574	3,311,196

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in loans	(11,531,544)	(14,337,070)
Net (increase) decrease in interest-bearing deposits of other financial institutions	(533,877)	201,736
Proceeds from maturities, redemption and sales of securities available-for-sale	875,909	1,269,094
Proceeds from repayments on securities held-to-maturity	886,774	1,260,725
Redemption (purchase) of FHLB stock	139,300	(243,600)
Proceeds from sale of assets from discontinued component	—	362,915
Purchase of property and equipment	(146,272)	(92,206)

Net cash used in investing activities	(10,309,710)	(11,578,406)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in borrowed funds from the FHLB	(1,700,000)	5,200,000
Net increase in deposits	11,469,284	5,873,925
Cash in lieu of fractional shares	(710)	—

Net cash provided by financing activities	9,768,574	11,073,925

NET INCREASE IN CASH AND CASH EQUIVALENTS	32,438	2,806,715
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,246,408	886,787

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,278,846	$3,693,502

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$441,351	$534,664

Cash paid for interest	$2,966,590	$1,835,669

The accompanying notes are an integral part of these consolidated financial statements

BUCS FINANCIAL CORP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine and three months ended September 30, 2006 and 2005

(Unaudited)

NOTE 1—Organization

BUCS Financial Corp (the “Company”) was incorporated under the laws of the State of Maryland in October 2000, primarily to hold all the outstanding shares of capital stock of BUCS Federal Bank (the “Bank”).

The Company’s primary operations are conducted by the Bank, which operates four offices, two in Owings Mills, Maryland and two in Columbia, Maryland. The Bank is principally engaged in the business of providing retail banking services, with an emphasis on residential mortgage loans, residential home equity loans, commercial real estate, auto, and other consumer loans.

NOTE 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the activity of BUCS Financial Corp and its wholly owned subsidiaries BUCS Federal Bank and BUCS Financial Capital Trust I. All material intercompany transactions have been eliminated in consolidation.

The accompanying consolidated financial statements for the nine and three month periods ended September 30, 2006 and 2005 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

These consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005, included in the Company’s Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission. The balance sheet as of December 31, 2005 has been derived from the audited financial statements at that date. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in current periods.

The unaudited consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the financial position of the Company as of September 30, 2006, the results of its operations and cash flows for the nine and three month periods ended September 30, 2006. The results of the interim periods are not necessarily indicative of the results expected for the full fiscal year or any other period.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3—Discontinued Operations Held for Sale

The Company entered into a definitive agreement to sell the intangible assets and goodwill of its wholly owned subsidiary, Armor Insurance Group, Inc., on September 30, 2004. As a result of this agreement the Company discontinued operations of Armor Insurance Group, Inc. and proceeded to liquidate other fixed assets owned by Armor Insurance Group, Inc.

BUCS FINANCIAL CORP AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the nine and three months ended September 30, 2006 and 2005

(Unaudited)

Assets of Armor Insurance Group, Inc. were sold during the nine month period ended September 30, 2005. The assets were comprised of office condominium units in Ellicott City, Maryland and office equipment. Additionally, during the nine months ended September 30, 2005, income was recognized and received as a result of the sale of intangible assets. The Company realized a pretax net gain on sale from the sale of those fixed and intangible assets of $206,825. Certain rents and other miscellaneous revenues of $3,216 were also earned by the discontinued operation during the nine month periods ended September 30, 2005.

NOTE 4—Earnings Per Share

Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding, less unearned ESOP shares, during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, including any potentially dilutive outstanding securities, such as options and warrants. At September 30, 2006, the Company had 95,586 options outstanding. None of the outstanding options had any antidilutive effects on earnings per share for the nine and three months ended September 30, 2006 or September 30, 2005. Earnings per share amounts have given retroactive effect to a 10% stock dividend declared on December 19, 2005 and paid on January 1, 2006.

NOTE 5—Stock-Based Compensation

At September 30, 2006, the Company has one stock option plan, which is more fully described in Note 10 in the Company’s 2005 Annual Report on Form 10-KSB. On January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments” (“SFAS No. 123R”) which replaced SFAS No. 123 and supercedes Opinion No. 25 and the related implementation guidance. SFAS No. 123R addresses accounting for equity-based compensation arrangements, including employee stock options. The Company adopted the “modified prospective method” where stock-based compensation expense is recorded beginning on the adoption date and prior periods are not restated. Under this method, compensation expense is recognized using the fair-value based method for all new awards granted after January 1, 2006. Additionally, compensation expense for unvested stock options that are outstanding at January 1, 2006 is recognized over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS 123. The fair value of each grant is estimated using the Black-Scholes option pricing model.

During the nine and three month periods ended September 30, 2006 the Company did not award any stock option grants, and the Company has not awarded any new grants since August 2003. The Company did not recognize any pre-tax stock-based compensation expense as a result of adopting SFAS 123R as all stock options previously awarded by the Company were fully vested. Based upon a last trade of $22.50 the aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2006 was $1,273,206.

BUCS FINANCIAL CORP AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the nine and three months ended September 30, 2006 and 2005

(Unaudited)

The following table summarizes the stock option activity for the periods indicated:

	Nine months ended September 30, 2006		Year ended December 31, 2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at the Beginning of period	95,586	$9.18	95,586	$9.18
Granted	—	—	—	—
Exercised	—	—	—	—
Canceled/expired	—	—	—	—

Options outstanding at end of period	95,586	$9.18	95,586	$9.18

Options exercisable	95,586		95,586

	As of September 30, 2006
	Options outstanding			Options exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
		(in years)
$ 8.73	24,926	5.58	$8.73	24,926	$8.73
9.34	70,660	6.92	9.34	70,660	9.34

$8.73 - $9.34	95,586	6.57	$9.18	95,586	$9.18

NOTE 6—Prepaid Merger Costs

On September 6, 2006, the Registrant and Community Banks, Inc. (“Community”) announced the execution of a definitive agreement pursuant to which the Registrant will merge into Community, with Community as the surviving corporation. Completion of the merger is subject to various conditions including the approval of the Registrant’s stockholders and receipt of all required regulatory approvals. The parties anticipate that the merger will be consummated by April 1, 2007, assuming satisfaction of all conditions.

NOTE 7—Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new account principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period- specific effects or the cumulative effect of the

BUCS FINANCIAL CORP AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the nine and three months ended September 30, 2006 and 2005

(Unaudited)

change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not significantly impact the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of SFAS No. 133 and SFAS No.140. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special- purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is evaluating the impact, if any, of the adoption of this Statement on its financial results.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. This Statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is evaluating the impact, if any, of the adoption of this Statement on its financial results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STEGMAN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND

MANAGMENT CONSULTANTS SINCE 1915

Board of Directors and Stockholders

BUCS Financial Corp

Owings Mills, Maryland

We have audited the accompanying consolidated balance sheets of BUCS Financial Corp and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of The Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BUCS Financial Corp and subsidiaries as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

March 14, 2006

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash and cash equivalents	$2,246,408	$886,787
Interest-bearing deposits in other banks	6,773,975	6,409,720
Investment securities:
Available-for-sale—at fair value	4,221,024	5,928,920
Held-to-maturity—at amortized cost—fair value of $7,308,493 (2005) and $9,174,946 (2004)	7,623,787	9,285,882
Loans receivable, net of allowance for loan losses of $732,315 (2005) and $682,339 (2004)	108,579,247	91,215,225
Property and equipment, net	3,837,801	4,116,949
Investment in Federal Home Loan Bank of Atlanta stock—at cost	1,583,500	1,114,900
Accrued interest receivable	505,900	377,285
Bank-owned life insurance	2,213,018	2,132,529
Assets held for sale	—	362,915
Prepaid expenses and other assets	1,064,424	935,039

TOTAL ASSETS	$138,649,084	$122,766,151

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$95,554,243	$88,620,555
Accounts payable and other liabilities	1,087,785	1,017,815
Borrowed funds—Federal Home Loan Bank of Atlanta	27,700,000	19,500,000
Guaranteed preferred beneficial interest in Company’s subordinated debt	3,000,000	3,000,000

Total liabilities	127,342,028	112,138,370

STOCKHOLDERS’ EQUITY:
Common stock, par value $0.10 per share, 5,000,000 shares authorized, 801,968 and 400,984 shares issued and outstanding at December 31, 2005 and 2004, respectively	80,197	40,099
Stock dividend distributable	8,724	—
Additional paid-in capital	5,229,806	4,170,343
Retained earnings	6,177,720	6,609,556
Unallocated common stock held by employee stock ownership plan (“ESOP”)	(168,532)	(200,942)
Accumulated other comprehensive (loss) income	(20,859)	8,725

Total stockholders’ equity	11,307,056	10,627,781

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$138,649,084	$122,766,151

The notes to the consolidated financial statements are an integral part of these statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INTEREST INCOME:
Loans receivable	$6,054,987	$4,851,442
Investment securities	752,798	892,413

Total interest income	6,807,785	5,743,855

INTEREST EXPENSE:
Deposits	1,625,213	1,425,146
Borrowed funds	1,080,596	762,783

Total interest expense	2,705,809	2,187,929

NET INTEREST INCOME	4,101,976	3,555,926
PROVISION FOR LOAN LOSSES	354,859	293,705

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,747,117	3,262,221

NONINTEREST INCOME:
Fees and service charges	2,525,961	2,640,201
Loss on sale of investment securities	—	(5,422)
Gain on sale of loans	6,826	28,280
Fee to process and maintain cash facility	120,000	120,000
Other	143,035	127,608

Total noninterest income	2,795,822	2,910,667

NONINTEREST EXPENSE:
Compensation and benefits	3,000,571	2,792,026
Occupancy expense of premises	1,096,875	1,100,680
Office expense	821,753	843,433
Professional fees	252,644	269,590
Advertising and marketing expense	317,966	245,700
Training and continuing education expense	117,538	104,468
Loan servicing	71,270	74,531
Other operating expenses	94,491	103,548

Total noninterest expense	5,773,108	5,533,976

INCOME BEFORE INCOME TAXES	769,831	638,912
INCOME TAX EXPENSE	290,486	225,296

INCOME FROM CONTINUING OPERATIONS	479,345	413,616

DISCONTINUED OPERATIONS:
Gain from operations of discontinued component	214,339	290,302
Income tax expense	(82,964)	(113,922)

Net gain on discontinued operation	131,375	176,380

NET INCOME	$610,720	$589,996

EARNINGS PER SHARE—BASIC
From continuing operations	$.58	$.50
From discontinued operations	.16	.21

Net Income	$.74	$.71

Shares used in computing basic earnings per share	833,480	825,693

EARNINGS PER SHARE—DILUTED
From continuing operations	$.56	$.49
From discontinued operations	.15	.21

Net Income	$.71	$.70

Shares used in computing diluted earnings per share	865,244	841,665

The notes to the consolidated financials are an integral part of these statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Stock Dividends Distributable	Additional Paid-in Capital	Retained Earnings	Unallocated Common Stock Held by ESOP	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
Balance at January 1, 2004	$36,459	$3,640	$4,117,839	$6,021,020	$(233,352)	$52,462	$9,998,068
Comprehensive income:
Net income	—	—	—	589,996	—	—	589,996
Other comprehensive (loss), net of tax—unrealized gains on available-for-sale securities	—	—	—	—	—	(43,737)	(43,737)

Total comprehensive income	—	—	—	—	—	—	546,259

Stock dividend paid	3,640	(3,640)	—	—	—	—	—
Cash paid for fractional shares	—	—	—	(1,460)	—	—	(1,460)
Fair value of ESOP shares allocated	—	—	52,504	—	32,410	—	84,914

Balance at December 31, 2004	40,099	—	4,170,343	6,609,556	(200,942)	8,725	10,627,781
Net income	—	—	—	610,720	—	—	610,720
Other comprehensive (loss), net of tax—unrealized losses on available-for-sale securities	—	—	—	—	—	(29,584)	(29,584)

Total comprehensive income	—	—	—	—	—	—	581,136

Stock dividend paid	40,098	—	993,736	(1,042,556)	—	—	(8,722)
Stock dividend payable	—	8,724	—	—	—	—	8,724
Fair value of ESOP shares allocated	—	—	65,727	—	32,410	—	98,137

Balance at December 31, 2005	$80,197	$8,724	$5,229,806	$6,177,720	$(168,532)	$(20,859)	$11,307,056

The notes to the consolidated financial statements are an integral part of these statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$610,720	$589,996
Reconciliation of net income to net cash provided by operating activities:
Gain on sale of investment securities	—	5,422
Gain on sale of loans	(6,826)	(28,280)
Provision for loan losses	354,859	293,705
Non-cash ESOP expense	98,137	84,914
Deferred income taxes	(91,541)	(23,638)
Increase in cash surrender value of life insurance	(80,489)	(87,119)
Proceeds from sale of loans	3,522,564	2,267,979
Origination of loans held for sale	(758,564)	(1,130,441)
Gain on discontinued operations	(131,375)	(176,380)
Depreciation and amortization	449,217	562,743
Effects of changes in operating assets and liabilities:
Accrued interest receivable	(128,615)	32,264
Prepaid expenses and other assets	(103,723)	(75,837)
Accounts payable and other liabilities	187,700	262,949

Net cash provided by operating activities	3,922,064	2,578,277

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in loans	(20,476,054)	(15,489,821)
Net increase to interest-bearing deposits of other financial institutions	(364,255)	(4,629,395)
Proceeds from maturities, redemption and sales of securities available-for-sale	1,651,590	10,936,876
Proceeds from repayments on securities held-to-maturity	1,631,993	1,882,437
(Purchases) redemptions of FHLB stock	(468,600)	25,100
Proceeds from sale of discontinued operations	362,915	435,422
Purchase of property and equipment	(131,857)	(244,933)

Net cash used in investing activities	(17,794,268)	(7,084,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
Allocated fair value of ESOP shares	98,137	84,914
Increase/(decrease) in Federal Home Loan Bank of Atlanta borrowings	8,200,000	(800,000)
Net increase in deposits	6,933,688	4,433,232
Cash paid for fractional shares of stock dividend	—	(1,460)
Repayments of notes payable	—	(30,000)

Net cash provided by financing activities	15,231,825	3,686,686

NET INCREASE IN CASH AND CASH EQUIVALENTS	$1,359,621	$(819,351)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	886,787	1,706,138

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,246,408	$886,787

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$631,405	$198,400

Cash paid for interest	$2,604,901	$2,174,219

The notes to the consolidated financial statements are an integral part of these statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BUCS Financial Corp (the “Company” or “Corporation”) is a savings and loan holding company that provides its customers with banking services through its wholly-owned subsidiary BUCS Federal Bank (the “Bank”). The Bank offers various loans, deposit to its customers. The Bank’s customers include individuals and commercial enterprises throughout central Maryland; emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2005.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. For reporting purposes, assets grouped in the Consolidated Balance Sheets under the captions “Cash and cash equivalents” are considered cash and cash equivalents. Cash and cash equivalents and interest-bearing deposits in other banks have balances that are generally in excess of amounts that would be recoverable under Federal Deposit Corporation (“FDIC”) Insurance.

Investment Securities

The Company’s investments in securities are classified into two categories and are accounted for as follows:

Investment securities available-for-sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders’ equity, net of related income taxes.

Investment securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company intends and has the ability to hold such securities until maturity. When securities are

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

transferred into the held-to-maturity category from available-for-sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer reported as accumulated other comprehensive income, net of income taxes, and amortized over the remaining life of the security as an adjustment of yield. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Loans Receivable

Loans receivable are stated at unpaid principal balances net of any deferred fees and costs, less the allowance for loan losses.

Interest income is accrued at the contractual rate applied to the principal amount outstanding. A loan is placed on nonaccrual when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans. The Bank generally does not charge loan origination fees on retail, consumer loans but will frequently charge origination fees on commercial real estate and other commercial loans.

The Company identifies impaired loans and measures impairment (i) at the present value of expected cash flows discounted at the loan’s original effective interest rate; (ii) at the observable market price, or (iii) at the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding charge to provision for loan losses. The Company does not apply these provisions to larger groups of smaller-balance homogeneous loans such as consumer installment, residential first and second mortgage loans and credit card loans. These loans are collectively evaluated for impairment.

A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past-due. The Company generally considers a period of delay in payment to include delinquency up to 90 days.

The Company identifies loans subject to impairment by individually reviewing every loan 60 days or more delinquent, selected non-delinquent loans and other loans if there is an indication of a problem.

Allowance for Loan Losses

The allowance for loan losses represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies or SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The adequacy of the allowance for loan losses is determined through review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Management’s assessment includes the systematic evaluation of several factors: current economic conditions and

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

their impact on specific borrowers; the level of classified and non-performing loans; the historical loss experience by loan type; the results of regulatory examinations; and, in specific cases, the estimated value of underlying collateral. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense. The Company’s methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances and the unallocated allowance.

The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans. Loss factors are based on the Company’s historical loss experience. The use of these loss factors is intended to reduce the difference between estimated losses inherent in the portfolio and observed losses.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade.

The unallocated portion of the allowance is determined based on management’s assessment of general economic conditions, as well as specific economic factors in the individual market in which the Company operates. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Company’s historical loss factors used to determine the allocated component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

Management believes that the allowance for loan losses is adequate. However, the determination of the allowance requires significant judgment, and estimates of probable losses inherent in the loan portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the loans comprising the loan portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s loan portfolio and allowance for loan losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using the straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income. Leasehold improvements are amortized over the remaining life of the lease. Furniture, fixtures and equipment are depreciated over periods of 3 to 12 years. For tax purposes, depreciation is computed using accelerated methods.

Investment in Federal Home Loan Bank of Atlanta Stock

As a member of the Federal Home Loan Bank of Atlanta (“FHLB”), the Bank is required to maintain an investment in capital stock of the FHLB in varying amounts based on balances of outstanding loans and on amounts borrowed from the FHLB. This stock is considered to be a non-marketable equity security under SFAS No. 115 and, accordingly, is reported at cost.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Bank-Owned Life Insurance

The Bank is the beneficiary of insurance policies on the lives of officers and some employees of the Bank. The Bank has recognized the cash value amount that could be realized under the insurance policies as an asset in the consolidated balance sheets.

Income Taxes

Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for tax purposes. Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are provided on income and expense items when they are reported for financial statement purposes in periods different from the periods in which these items are recognized in the income tax returns. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based upon consideration of available evidence, including tax planning strategies and other factors.

Comprehensive Income

Comprehensive income includes all changes in stockholders’ equity during a period, except those relating to investments by and distributions to stockholders. The Company’s comprehensive income consists of net income and unrealized gains and losses on securities available-for-sale. Accumulated other comprehensive income is displayed as a separate component of stockholders’ equity.

Earnings Per Share

Basic net earnings per common share is computed by dividing net earnings applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options (Treasury Stock Method). At December 31, 2005 there were 95,586 options outstanding that are considered in the money. Accordingly, such options outstanding had a dilutive effect on earnings per share for the year ended December 31, 2005 of $.03. Earnings per share amounts have given retroactive effect to stock dividends and/or stock splits declared during the year.

Stock-Based Compensation

The Corporation’s stock-based compensation plan is accounted for based on the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense for stock options is generally not recognized if the exercise price of the option equals or exceeds the fair market value of the stock on the date of grant.

No options were granted or vested in 2005 or 2004. Accordingly, no compensation expense has been recognized and pro forma net income, basic earnings per share, and diluted earnings per share as determined under APB No. 25 are unchanged from the respective values disclosed in the consolidated financials for 2005 and 2004.

Advertising Costs

Advertising and marketing costs are expensed as incurred and for the years ended December 31, 2005 and 2004 totaled $317,966 and $245,700, respectively.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Discontinued Operations and Assets Held for Sale

The Company entered into a definitive agreement to sell the intangible assets and goodwill of its wholly-owned subsidiary, Armor Insurance Group, Inc., on September 30, 2004.

The Company realized cash proceeds for this sale of $709,944 on October 1, 2004. These proceeds resulted in a before tax gain on sale of $274,095 and tax-adjusted gain on sale of approximately $168,240. In 2005 the Company realized additional cash proceeds on the sale of such intangible assets and goodwill of $307,201 resulting in a before tax gain on sale of $307,201 and tax-adjusted gain on sale of approximately $188,565 in 2005. The Company also liquidated all tangible assets, furniture, equipment, and buildings, of the discontinued operation that carried a book value of approximately $327,000 at December 31, 2004. A before tax gain on sale was realized in 2005 on the sale of these tangible assets in the amount of $31,227. The 2005 approximate tax-adjusted gain on sale of the tangible assets was $19,167. Overhead expenses net of income tax expense of $124,088 was incurred in 2005 resulting in 2005 before tax net income from the discontinued component of $214,339 and 2005 tax-adjusted net income from the discontinued component of $ 131,375.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 establishes, unless impractical, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impractical to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

SFAS No. 123, “Share-Based Payment (Revised 2004).” SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for the Company on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. The Company does not expect SFAS 123R will significantly impact its financial statements upon its adoption on January 1, 2006.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. In December 2004, the FASB issued SFAS 153. This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operation, or liquidity.

Financial Accounting Standards Board Staff Positions

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

American Institute of Certified Public Accountants Statements of Position

SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the Company’s financial statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

3.	INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005:
Investment securities available-for-sale:
Obligations of U.S. Government agencies	$1,000,000	$—	$19,974	$980,026
Mortgage-backed securities	3,255,007	11,406	25,415	3,240,998

	4,255,007	11,406	45,389	4,221,024

Investment securities held-to-maturity:
Collateralized mortgage obligations	90,558	27	326	90,259
Mortgage-backed securities	7,533,229	—	314,996	7,218,234

	7,623,787	27	315,322	7,308,493

	$11,878,794	$11,433	$360,711	$11,529,517

December 31, 2004:
Investment securities available-for-sale:
Obligations of U.S. Government agencies	$1,000,000	$—	$9,626	$990,374
Mortgage-backed securities	4,914,705	29,868	6,027	4,938,546

	5,914,705	29,868	15,653	5,928,920

Investment securities held-to-maturity:
Collateralized mortgage obligations	203,170	1,078	—	204,248
Mortgage-backed securities	9,082,712	—	112,014	8,970,698

	9,285,882	1,078	112,014	9,174,946

	$15,200,587	$30,946	$127,667	$15,103,866

The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2005 are as follows:

	Amortized Cost	Estimated Fair Value
Investment securities available-for-sale:
Within one year	$—	$—
1 - 5 years	1,123,008	1,103,451
6 - 10 years	435,894	422,418
After 10 years	2,696,105	2,695,155

Investment securities held-to-maturity:
Within one year	11,872	11,899
1 - 5 years	78,686	78,360
6 - 10 years	—	—
After 10 years	7,533,229	7,218,234

Totals	$11,878,794	$11,529,517

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with an amortized cost of $8,476,412 and an estimated fair value of $8,204,780 have been pledged as collateral for credit extended by the FHLB at December 31, 2005.

The gross realized gains and losses on available for sale securities for the years ended December 31, 2005 and 2004 are as follows:

	2005		2004
	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses
Securities available-for-sale	$—	$—	$69,513	$74,935

Proceeds from sales of securities available-for-sale amounted to $0 and $6,647,681 for the years ended December 31, 2005 and 2004, respectively.

Net unrealized holding losses on available-for-sale securities that have been included in accumulated other comprehensive income amounted to $33,983 and $43,737 for the years ended December 31, 2005 and 2004, respectively. The amount of losses reclassified out of accumulated other comprehensive income amounted to $0 and $(5,422) for the years ended December 31, 2005 and 2004, respectively.

Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2005 are as follows:

	Fair Value	Continuous Unrealized Losses Existing For		Total Unrealized Losses
Available-for-Sale		Less than 12 Months	More than 12 Months
U.S. Agency	$980,026	$—	$19,974	$19,975
Mortgage-backed securities	3,240,999	20,985	4,429	25,414

	$4,221,025	$20,985	$24,403	$45,389

	Fair Value	Continuous Unrealized Losses Existing For		Total Unrealized Losses
Held-to-Maturity		Less than 12 Months	More than 12 Months
Collateralized mortgage obligations	$90,259	$326	$—	$326
Mortgage-backed securities	7,218,234	—	314,996	314,996

	$7,308,493	$326	$314,996	$315,322

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

At December 31, 2005, eleven debt securities have unrealized losses with aggregate depreciation of 3.69% from the Company’s amortized cost basis. These losses relate principally to market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale and held-to-maturity portfolio are temporary.

4.	LOANS RECEIVABLE

Loans receivable consist of the following at December 31:

	2005	2004
Categories:
Mortgage loans:
Residential:
Permanent 1 - 4 single family	$19,628,425	$20,351,675
Land	2,082	2,978
Commercial	24,234,811	9,116,932
Consumer loans:
Home equity loans	38,239,422	32,141,332
Secured loans	18,900,252	20,414,641
Other	3,383,821	3,804,507
Commercial	4,358,025	5,528,692

Total loans	108,746,838	91,360,757
Net deferred loan costs	564,724	536,807

	109,311,562	91,897,564
Less allowance for loan losses	732,315	682,339

Loans receivable, net	$108,579,247	$91,215,225

Loans aggregating $56,108,340 and $52,076,306 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2005 and 2004, respectively.

Nonperforming loans amounted to $114,894 and $97,609 as of December 31, 2005 and 2004, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status as of December 31, 2005 and 2004, had such loans performed in accordance with their terms, was $5,121 and $4,263, respectively.

The allowance for loan losses activity for the years ending December 31, is as follows:

	2005	2004
Balance at beginning of year	$682,339	$630,702
Provision for loan losses	354,859	293,705
Recoveries	64,301	58,399
Loan loss write-offs	(369,184)	(300,467)

Balance at end of year	$732,315	$682,339

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Impairment of loans having recorded investments of $114,894 and $97,609 at December 31, 2005 and 2004, respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS No. 118. The average recorded investments in impaired loans during 2005 and 2004 approximate $292,000 and $102,000, respectively. Interest income on impaired loans of approximately $1,675 and $2,400 was recognized for cash payments received in the years ended December 31, 2005 and 2004, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The valuation allowance for impaired loans was $58,536 and $97,609 at December 31, 2005 and 2004, respectively.

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, activity in such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers were as follows:

	2005	2004
Balance at beginning of year	$941,021	$817,744
Balance of newly installed board members	373,933	—
Additional borrowings	235,659	250,771
Repayments	(214,714)	(127,494)

Balance at end of year	$1,335,899	$941,021

5.	PROPERTY AND EQUIPMENT

Property and equipment at December 31 are summarized by major classifications as follows:

	2005	2004
Building	$1,873,462	$1,873,462
Leasehold improvements	767,539	747,961
Furniture, fixtures and equipment	2,290,096	2,179,135

	4,931,097	4,800,558
Less accumulated depreciation	2,136,290	1,726,603

	2,794,807	3,073,955
Land	1,042,994	1,042,994

	$3,837,801	$4,116,949

Depreciation expense totaled $411,005 and $447,220 for the years ended December 31, 2005 and 2004, respectively.

The Bank occupies a branch banking facility in Columbia, Maryland and has prepaid ten years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three 5-year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218 of the prepaid amount.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6.	DEPOSITS

Deposits at December 31, 2005 and 2004 were as follows:

	2005	2004
Checking	$14,969,815	$14,191,039
Regular savings	24,845,654	27,551,990
Money markets	29,307,778	19,388,381
IRA’s floating rate	2,863,004	2,383,238
Certificate of deposits (including IRA CDs)	23,567,992	25,105,907

	$95,554,243	$88,620,555

Scheduled maturities of certificate of deposits are as follows:

December 31, 2005
2006	$9,098,803
2007	9,145,966
2008	3,549,728
2009	867,964
2010	905,531

$23,567,992

Officers’ and directors’ savings accounts amounted to approximately $1,556,000 and $1,498,000 at December 31, 2005 and 2004, respectively.

The Bank offers an indexed certificate of deposit product in which the returns to investors are based upon an equity index. In order to effectively limit the loss exposure associated with this product the Bank has entered into hedging transactions which limit the Bank’s exposure. As a result of these hedges the Bank will not pay more than the market rate of interest paid on similar term, fixed rate certificate of deposit products. As of December 31, 2005 these indexed products totaled $1,387,346.

Deposits over $100,000 approximated $19,249,144 and $25,232,440 at December 31, 2005 and 2004, respectively.

7.	BORROWED FUNDS

Borrowings consist of FHLB advances at December 31, 2005 and 2004 and are summarized as follows:

	2005		2004
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Less than one year	$18,800,000	4.31%	$8,800,000	2.20%
One to two years	2,400,000	3.18	1,800,000	2.66
Two to three years	5,000,000	3.91	2,400,000	3.18
Three to four years	—	—	5,000,000	3.91
Four to five years	—	—	—	—
Thereafter	1,500,000	4.79	1,500,000	4.79

	$27,700,000	4.17%	$19,500,000	3.00%

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

The Company has $17,000,000 in adjustable rate advances and $10,700,000 in fixed rate advances from the FHLB at December 31, 2005. As of December 31, 2005, the Company’s adjustable rate FHLB advances include $1,500,000 of advances with a scheduled maturity in 2011. The FHLB under certain circumstances, has a one time call provision in 2006 related to these advances.

At December 31, 2005, the Company had line of credit commitments with the FHLB totaling $34,500,000 of which $27,700,000 was advanced and $6,800,000 was available.

The Bank has pledged various mortgage-backed investment securities and residential real estate mortgage loans as collateral for FHLB advances.

8.	GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY’S SUBORDINATED DEBT

In March 2003, the Company formed a wholly-owned subsidiary, BUCS Financial Capital Trust I, a Delaware business trust (the “Trust”). On March 27, 2003, the Trust sold $3.0 million of pooled capital securities (the “Capital Securities”) to Tropic CDO I, Ltd., an unaffiliated entity, with a stated value and liquidation preference of $1,000 per share. The Capital Securities were issued without registration under the Securities Act of 1933, as amended, in reliance upon an exemption from registration as provided by Regulation S.

The obligations of the Trust under the Capital Securities are fully and unconditionally guaranteed by the Company and the Trust has no independent operations. The entire proceeds from the sale of the Capital Securities were used by the Trust to invest in Junior Subordinated Debt securities of the Company (the “Junior Subordinated Debt”). The Junior Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Junior Subordinated Debt is the sole asset of the Trust.

Interest on the Capital Securities is cumulative and payable quarterly in arrears. The Capital Securities mature on April 7, 2033. The Company has the right to optionally redeem the Junior Subordinated Debt prior to the maturity date, but no sooner than five years after the issuance, at 100% of the principal amount to be redeemed, plus accrued and unpaid distributions, if any, on the redemption date. Upon the occurrence of certain events, the Company has the right to redeem the Junior Subordinated Debt before five years have elapsed in whole, but not in part, at a special redemption price of 107.5% of the principal amount to be redeemed, plus accrued and unpaid distributions, if any, on the redemption date. Proceeds from any redemption of the Junior Subordinated Debt will cause a mandatory redemption of Capital Securities having an aggregate liquidation amount equal to the principal amount of the Junior Subordinated Debt redeemed. Additionally, under the terms of the Junior Subordinated Debt, the Company will have the right, with certain limitations, to defer the payment of interest on the Junior Subordinated Debt at any time for a period not exceeding twenty consecutive quarterly periods. Consequently, distributions on the Capital Securities would be deferred and accumulate interest, compounded quarterly.

The interest rate on the Capital Securities and Junior Subordinated Debt is fixed at 6.65% until April 7, 2008. The interest rate resets quarterly after April 7, 2008 to LIBOR plus 3.25%. The interest rate at December 31, 2005 was 6.65%. The proceeds were used for general corporate purposes, including in part to fund the purchase of mortgage-backed securities in connection with a leverage strategy.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

9.	INCOME TAXES

Income tax expense for the years ended December 31, consisted of the following:

	2005	2004
Current income taxes:
Federal	$380,710	$277,047
State	84,281	80,027

	464,991	357,074

Deferred income taxes:
Federal	(74,949)	(19,354)
State	(16,592)	(4,284)

	(91,541)	(23,638)

Total income tax expense	$373,450	$333,436

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:

	2005	2004
Deferred tax assets:
Deferred compensation	$47,196	$34,217
Allowance for loan losses	153,800	134,499

Gross deferred tax assets	200,996	168,716

Deferred tax liabilities:
Deferred loan costs	159,033	149,720
Depreciation	30,140	98,714
Other	4,623	4,623

Gross deferred tax liabilities	193,796	253,057

Net deferred taxes from operations	(7,200)	84,341
Unrealized (losses) gains on available-for-sale securities	(13,124)	5,490

Net deferred tax (asset) liability	$(20,325)	$89,831

A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

	2005	2004
Federal income tax rate	34.0%	34.0%
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit	4.6	4.6
Other	(.9)	(2.7)

Effective tax rate	37.7%	35.9%

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

10.	EMPLOYEE BENEFIT PLANS

401(k) Plan

The Bank has a 401(k) plan for all eligible employees. The contribution to the plan is a fixed percentage of the participants’ compensation. The cost of the plan for the years ended December 31, 2005 and 2004 approximated $78,746 and $74,000, respectively.

Deferred Compensation Plan

The Company has entered into a deferred compensation agreement with its Chief Executive Officer. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreement until the full eligibility date of the participant. The expense incurred for this plan for the years ended December 31, 2005 and 2004 was $47,197 and $34,217, respectively. The Company is a beneficiary of life insurance policies, with an aggregate cash surrender value of $2,213,018 at December 31, 2005, that was purchased as a method of partially financing benefits under this plan.

Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP’s debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $98,137 and $84,914 for the years ended December 31, 2005 and 2004, respectively. The ESOP shares for the year ended December 31, 2005 were as follows:

Allocated shares	27,094
Shares released for allocation	7,130
Unreleased shares	37,076

Total ESOP shares	71,300

Fair value of unreleased shares at December 31, 2005 was $509,795.

Stock Options

The Company has stock option award arrangements, which provide for the granting of options to acquire common stock, with directors and key employees. Option prices are equal to or greater than the estimated fair value of the common stock at the date of the grant. The majority of options granted under the 2002 Stock Option Plan (the “Plan”) vested upon issuance, certain other options granted have a three-year vesting schedule with the first year vested upon issuance. Options do not become exercisable until six months after the date of grant. All options expire ten years after the date of grant.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Information with respect to stock options is as follows for the year ended December 31, 2005 and 2004:

	2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighed Average Exercise Price
Outstanding at beginning of year	95,586	$9.18	95,586	$9.18
Granted	—	.00	—	.00
Exercised	—	.00	—	.00
Forfeited/cancelled	—	.00	—	.00

Outstanding at end of year	95,586	$9.18	95,586	$9.18

Options outstanding are summarized as follows at December 31, 2005:

Options Outstanding and Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual (Years) Life
$8.73	24,926	6.3
$9.34	70,660	7.7

	95,586

12.	REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital accounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2005, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Actual capital amounts and ratios for the Bank are presented in the table below:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital (to risk-weighted assets)	$11,527,000	10.5%	$8,819,840	8.0%	$11,024,800	10.0%
Tier 1 capital (to risk-weighted assets)	11,548,000	10.5	4,409,920	4.0	6,614,880	6.0
Tier 1 capital (to average assets)	11,548,000	8.9	5,172,400	4.0	6,465,500	5.0

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital (to risk-weighted assets)	$10,962,000	11.9%	$7,339,760	8.0%	$9,174,700	10.0%
Tier 1 capital (to risk-weighted assets)	10,954,000	11.9	3,669,880	4.0	5,504,820	6.0
Tier 1 capital (to average assets)	10,954,000	9.0	4,891,720	4.0	6,114,650	5.0

The following is a reconciliation of capital computed under accounting principles generally accepted in the United States of America to regulatory capital at December 31, 2005:

	GAAP Capital	Tangible Capital	Core Capital	Total Capital
GAAP capital	$11,546,608	$11,546,608	$11,546,608	$11,546,608

Additional capital items—general valuation allowance		—	—	659,210

Regulatory capital—computed		$11,546,608	$11,546,608	$12,205,818

The following is a reconciliation of capital computed under accounting principles generally accepted in the United States to regulatory capital at December 31, 2004:

	GAAP Capital	Tangible Capital	Core Capital	Total Capital
GAAP capital	$10,961,918	$10,961,918	$10,961,918	$10,961,918

Accumulated gains on certain available-for-sale securities		(8,725)	(8,725)	(8,725)
Additional capital items—General valuation allowance		—	—	624,129

Regulatory capital—computed		$10,953,193	$10,953,193	$11,577,322

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

13.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For all investments in debt securities, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of categories of fixed rate loans, such as commercial loans, residential mortgage, and other consumer loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Other loans, including variable rates loans, are adjusted for differences in loan characteristics.

Investment in Federal Home Loan Bank of Atlanta Stock

The carrying amount of Federal Home Loan Bank of Atlanta (FHLB) Stock is a reasonable estimate of fair value as FHLB stock does not have a readily available market and can only be sold back to the FHLB at its par value of $100 per share.

Bank-owned Life Insurance

The carrying amount of bank-owned life insurance policies is equivalent to the actual cash surrender value of the insurance policies purchased by the Company.

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds

The fair value of borrowed funds was determined using a cash flow approach based on market rates.

Commitments to Extend Credit

The Company’s adjustable rate commitments to extend credit move with market rates and are not subject to interest rate risk. For the Company’s fixed rate commitments to extend credit, fair value considers the difference between current levels of interest rates and the committed rates.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

The estimated fair values of the Bank’s financial instruments as of December 31, are as follows:

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$9,020,383	$9,020,383	$7,296,507	$7,296,507
Investment securities	11,844,811	11,529,517	15,214,802	15,103,866
Loans receivable	108,579,247	107,228,000	91,215,225	90,118,000
Investment in FHLB stock	1,583,500	1,583,500	1,114,900	1,114,900
Bank-owned life insurance	2,213,018	2,213,018	2,132,529	2,132,529

Financial liabilities:
Deposits	95,554,243	95,830,000	88,620,555	88,664,865
Borrowed funds	27,700,000	27,573,000	19,500,000	19,565,000

Off-Balance Sheet Financial Assets:

	2005		2004
	Estimated Contract Amount	Estimated Fair Value	Estimated Contract Amount	Estimated Fair Value
Commitments to extend credit	$30,952,435	$30,952,435	$23,323,000	$23,323,000
Commercial Letters of Credit	200,000	200,000	—	—

14.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company has various outstanding credit commitments which are properly not reflected in the financial statements. These commitments are made to satisfy the financing needs of the Company’s clients. The associated credit risk is controlled by subjecting such activity to the same credit and quality controls as exist for the Company’s lending and investing activities. The commitments involve diverse business and consumer customers and are generally well collateralized. Management does not anticipate that losses, if any, which may occur as a result of these commitments would materially affect the stockholders’ equity of the Company. Since a portion of the commitments have some likelihood of not being exercised, the amounts do not necessarily represent future cash requirements.

Loan and credit line commitments, totaled $30,952,435 at December 31, 2005 and $23,323,000 at December 31, 2004. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

Variable rate loan commitments were at current market rates ranging from 6.25% to 8.25% for December 31, 2005.

15.	RENT/RELATED PARTY TRANSACTIONS

The Bank occupies administrative and banking facilities in Owings Mills, Maryland. The Bank does not make rental payments on these premises. However, BUCS Federal has an agreement with CareFirst (Blue Cross/Blue Shield of Maryland) through March 2009 to process and maintain a cash facility on premises. The estimated value of these service fees for rent expense approximates $120,000 per annum. Non-interest income and occupancy expense include recognition of this agreement.

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

In November 2002 the Company entered into an agreement to sublease additional administrative and banking facility space in Owings Mills from CareFirst with an initial term through November 30, 2009. The Bank is required to pay $19,669 per annum under the sublease during the term of the agreement.

16.	PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

CONDENSED BALANCE SHEETS DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash	$2,165,090	$1,325,666
Investment in subsidiaries	11,546,608	11,953,393
Notes receivable	200,942	233,352
Other	643,778	363,924

Total assets	$14,556,418	$13,876,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Other	$47,612	$47,612
Long-term notes payable	3,000,000	3,000,000

Total liabilities	3,047,612	3,047,612

Stockholders’ equity:
Common stock	80,197	40,099
Stock dividend distributable	8,724	—
Additional paid-in capital	5,229,806	4,170,343
Retained earnings	6,210,938	6,609,556
Accumulated other comprehensive (loss) income	(20,859)	8,725

Total stockholders’ equity	11,508,806	10,828,723

Total liabilities and stockholders’ equity	$14,556,418	$13,876,335

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Interest income	$61,679	$22,519
Management Fee income	132,500	—
Operating expenses	251,295	270,897

Loss before income tax benefit and equity in undistributed income of subsidiaries	(57,116)	(248,378)
Income tax benefit	(21,821)	(105,134)

Loss before income in undistributed income of subsidiaries	(35,295)	(143,244)
Equity in undistributed income of subsidiaries	646,015	733,240

Net income	$610,720	$589,996

BUCS FINANCIAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:
Net income	$610,720	$589,996
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(646,015)	(733,240)
Net decrease (increase) in other assets	410	(12,829)
Net increase in other liabilities	—	—

Net cash used in operating activities	(34,885)	(156,073)

Cash flows from investing activities:
Investment in subsidiaries	—	—
Proceeds from notes receivable	32,410	32,410

Net cash provided by investing activities	32,410	32,410

Cash flows from financing activities:
Net proceeds from sale of subsidiary	841,899	—
Cash paid for fractional shares of stock dividend	—	(1,461)

Net cash provided by (used in) financing activities	841,899	(1,461)

NET INCREASE (DECREASE) IN CASH	839,424	(125,134)
CASH AT BEGINNING OF YEAR	1,325,666	1,450,800

CASH AT END OF YEAR	$2,165,090	$1,325,666

APPENDIX A

AMENDED AND RESTATED

AGREEMENT

by and between

COMMUNITY BANKS, INC.

and

BUCS FINANCIAL CORP

(i)

(Cont’d)

(ii)

EXHIBITS:

Exhibit 1	-	Form of Letter Agreement For Directors
Exhibit 1.03	-	Form of Bank Plan of Merger
Exhibit 2		Form of Letter Agreement For Executives
Exhibit 5.07(c)(vii)	-	Form of Moltzan Employment Agreement

SCHEDULES:

BFC Schedule 2.06		Stock Options
BFC Schedule 3.01(d)	-	Subsidiaries
BFC Schedule 3.02(b)	-	Equity Interests
BFC Schedule 3.02(c)	-	5% Stockholders
BFC Schedule 3.03(b)(C)	-	Adverse Effects of Merger
BFC Schedule 3.04	-	Third Party Consents
BFC Schedule 3.05(b)	-	Liabilities and Obligations
BFC Schedule 3.08(a)	-	Employment Agreements and Material Contracts
BFC Schedule 3.09(a)	-	Title to Properties
BFC Schedule 3.09(a)(i)	-	Collateral for Obligations
BFC Schedule 3.10	-	Legal Proceedings
BFC Schedule 3.11(c)	-	Regulatory Investigations
BFC Schedule 3.11(d)	-	Regulatory Agreements
BFC Schedule 3.11(f)	-	Unresolved Matters re: Regulatory Agreements
BFC Schedule 3.12(a)	-	ERISA
BFC Schedule 3.12(f)	-	Services Performed under ERISA
BFC Schedule 3.14(a)	-	Environmental Matters
BFC Schedule 3.17(b)(iii)		Effects of Bank Merger
BFC Schedule 3.19	-	Related Party Transactions
BFC Schedule 5.01(d)(ii)		Bonuses
BFC Schedule 5.01(p)		Capital Expenditures

CMTY Schedule 4.01(d)	-	Subsidiaries
CMTY Schedule 4.02(c)		5% Shareholders
CMTY Schedule 4.08	-	Contracts
CMTY Schedule 4.09	-	Titles to Properties
CMTY Schedule 4.11	-	Legal Proceedings
CMTY Schedule 4.13	-	ERISA
CMTY Schedule 4.24(a)		Environmental Matters

(iii)

AMENDED AND RESTATED AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT, dated as of February 1, 2007 (“Agreement”), is made by and between COMMUNITY BANKS, INC., a Pennsylvania corporation (“CMTY”), and BUCS FINANCIAL CORP, a Maryland corporation (“BFC”).

BACKGROUND

A. CMTY owns directly all of the outstanding capital stock of CommunityBanks, a bank and trust company chartered by the Commonwealth of Pennsylvania (“Community”).

B. BFC owns directly all of the outstanding capital stock of BUCS Federal Bank, a federal savings bank (“BUCS”).

C. CMTY and BFC desire for BFC to merge with and into CMTY, with CMTY surviving such merger, in accordance with the applicable laws of the Commonwealth of Pennsylvania and this Agreement. Promptly thereafter, CMTY desires to merge BUCS with and into Community, with Community surviving such merger as a wholly-owned subsidiary of CMTY, in accordance with the applicable laws of the United States and the Commonwealth of Pennsylvania and the terms of this Agreement.

D. As a condition and inducement to CMTY to enter into this Agreement, the directors and the Executives of BFC are each concurrently executing a Letter Agreement in the form attached hereto as Exhibit 1 (for Directors) and Exhibit 2 (for Executives) (collectively, the “Letter Agreement”).

E. Each of the parties, by signing this Agreement, adopts it as a plan of reorganization as defined in IRC Section 368(a), and intends the Merger to be a reorganization as defined in IRC Section 368(a).

F. CMTY and BFC desire to provide the terms and conditions governing the transactions contemplated herein.

NOW THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I-GENERAL

1.01 Definitions. As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Proposal” has the meaning given to that term in Section 5.05 of this Agreement.

“Acquisition Transaction” shall mean one of the following transactions with a party other than CMTY or an affiliate of CMTY: (i) a merger or consolidation, or any similar transaction, involving BFC or BUCS, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of BFC or BUCS or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 24.9% or more of any class or series of equity securities of BFC or BUCS.

“Affiliate” means, with respect to any corporation, any person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such corporation and, without limiting the generality of the foregoing, includes any executive officer, director or 10% equity owner of such corporation.

“Aggregate Cash Consideration” has the meaning given to that term in Section 2.02(a) of this Agreement.

“Aggregate Common Stock Consideration” has the meaning given to that term in Section 2.02(a) of this Agreement.

“Agreement” means this Agreement, including any amendment or supplement hereto.

“Application” means an application for regulatory approval which is required by the Contemplated Transactions.

“Articles of Merger” mean the articles of merger to be executed by CMTY and BFC and to be filed in the PDS and the MDAT in accordance with the applicable laws of the Commonwealth of Pennsylvania and the State of Maryland, respectively.

“Bank Merger” means the merger of BUCS with and into Community, with Community surviving such merger, contemplated by Section 1.03 of this Agreement.

“Bank Plan of Merger” has the meaning given to that term in Section 1.03 of this Agreement.

“BCL” means the Pennsylvania Business Corporation Law of 1988, as amended.

“BFC” means BUCS Financial Corp, a Maryland corporation and savings and loan holding company.

“BFC Benefit Plans” has the meaning given to that term in Section 3.12(a) of this Agreement.

“BFC Certificate” has the meaning given to that term in Section 2.02(b) of this Agreement.

“BFC Common Stock” has the meaning given to that term in Section 3.02(a) of this Agreement.

“BFC Disclosure Schedules” means, collectively, the disclosure schedules delivered by BFC to CMTY at or prior to the execution and delivery of this Agreement.

“BFC ERISA Affiliate” has the meaning given to that term in Section 3.12(a) of this Agreement.

“BFC Financials” means (a) the audited consolidated financial statements of BFC as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005, including the notes thereto, and (b) the unaudited interim consolidated financial statements of BFC for each calendar quarter after December 31, 2005.

“BFC Option” has the meaning given to that term in Section 2.06(a) of this Agreement.

“BFC Option Plans” means the BUCS Financial Corp 2002 Stock Option Plan and the BUCS Federal Bank Employee 2002 Restricted Stock Plan and Trust Agreement.

“BFC Stockholders Meeting” has the meaning given to that term in Section 5.07(a)(i) of this Agreement.

“BFC Subsidiary” means each direct and indirect Subsidiary of BFC and of BUCS.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BUCS” means the BUCS Federal Bank, a federal savings bank, all the outstanding capital stock of which is owned by BFC.

“BUCS Designees” has the meaning given to that term in Section 1.02(e)(iv) of this Agreement.

“BUCS ESOP” means the BUCS Federal Bank Employee Stock Ownership Plan.

“Business Day” means any day other than (i) a Saturday, Sunday or federal holiday or (ii) a day on which Community is authorized or obligated by law or executive order to close.

“CareFirst Agreement” means the July 29, 2002 Financial Services Agreement between CareFirst of Maryland, Inc. and BUCS.

“Cash Consideration” has the meaning given to that term in Section 2.02(a)(ii) of this Agreement.

“Cash Election Shares” has the meaning given to such term in Section 2.02(b)(ii).

“CERCLA” has the meaning given to that term in Section 3.14(b) of this Agreement.

“Closing” has the meaning given to that term in Section 1.02(a) of this Agreement.

“Closing Date” means the date mutually agreed to by the parties as soon as practicable after the last condition precedent provided in this Agreement (other than those conditions which are to be fulfilled at the Closing) has been fulfilled or waived.

“CMTY” means Community Banks, Inc., a Pennsylvania corporation.

“CMTY Acquisition Transaction” means a person or group (as those terms are defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) (A) acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 24.9% or more of the then outstanding shares of Community Common Stock; or (B) enters into an agreement or a publicly announced letter of intent or memorandum of understanding with CMTY pursuant to which such person or group or any affiliate of such person or group would: (1) merge or consolidate, or enter into any similar transaction, with CMTY or Community, in which CMTY or Community is not the surviving entity; (2) acquire all or substantially all of the assets or liabilities of CMTY or Community; or (3) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 24.9% or more, of the then outstanding shares of Community Common Stock.

“CMTY Benefit Plans” has the meaning given to that term in Section 4.13(a) of this Agreement.

“CMTY Common Stock” means the shares of common stock of CMTY, with such par value as is set forth in CMTY’s Articles of Incorporation.

“CMTY Disclosure Schedules” means, collectively, the disclosure schedules delivered by CMTY to BFC at or prior to the execution and delivery of this Agreement.

“CMTY ERISA Affiliate” has the meaning given to that term in Section 4.13(a) of this Agreement.

“CMTY Financials” means (a) the audited consolidated financial statements of CMTY as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, including the notes thereto and (b) the unaudited interim consolidated financial statements of CMTY for each calendar quarter after December 31, 2005.

“CMTY Market Value” means, as of any date, the average of the closing sales price of a share of CMTY Common Stock, as reported on Nasdaq, for the ten (10) consecutive trading days ending on the second trading day preceding the date as of which the CMTY Market Value is determined.

“CMTY Subsidiary” means each direct and indirect Subsidiary of CMTY and Community.

“Common Stock Consideration” has the meaning given to that term in Section 2.02(a)(i) of this Agreement.

“Common Stock Election Shares” has the meaning given to such term in Section 2.02(b)(i).

“Comparable Employment” has the meaning given to that term in Section 5.07(c)(i)(A) of this Agreement.

“Confidentiality Agreement” means the confidentiality agreement, dated June 8, 2006, between CMTY and BFC.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (a) the merger of BFC with and into CMTY, with CMTY surviving such merger; (b) the merger of BUCS with and into Community, with Community surviving such merger as a wholly-owned subsidiary of CMTY; (c) the performance by CMTY and BFC of their respective covenants and obligations under this Agreement; and (d) the performance by Community and BUCS of their respective covenants and obligations under the Bank Plan of Merger.

“CRA” means the Community Reinvestment Act of 1977, as amended, and the rules and regulations promulgated from time to time thereunder.

“Dissenting BFC Shares” has the meaning given to that term in Section 2.05 of this Agreement.

“D&O Insurance” has the meaning given to that term in Section 5.07(c)(iv)(C)(1) of this Agreement.

“Effective Date” means the date upon which the Articles of Merger shall be filed in the PDS and shall be the same as the Closing Date or as soon thereafter as is practicable.

“Election” means either an election to receive Cash Consideration, an election to receive Common Stock Consideration, or a Mixed Election.

“Election Deadline” means 5:00 p.m., prevailing Eastern Time, on the day that is two (2) Business Days prior to the Closing Date.

“Election Form” means a form, in such form as CMTY and BFC shall mutually agree, on which holders of BFC Common Stock shall make an Election.

“Eligible BFC Employee” has the meaning given to that term in Section 5.07(c)(i)(C) of this Agreement.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment, including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource, and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated for the protection of human health, safety or the environment, whether by type or by quantity, including any material containing any such substance as a component.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“Exchange Agent” means the third-party agent designated by CMTY and acceptable to BFC (as soon as practicable following execution of this Agreement) to act as the exchange agent for purposes of conducting exchange procedure described in Section 2.07.

“Exchange Fund” has the meaning given to that term in Section 2.07(a) of this Agreement.

“Executives” means Matthew J. Ford, Debra J. Vinson, James E. Shinsky, and William H. Howard, Jr.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank.

“FinPro” means FinPro, Inc.

“Fixed Exchange Ratio” means 1.1485.

“Floating Exchange Ratio” means a quotient (a) whose numerator is $24.00 and (b) whose denominator is the CMTY Market Value on the Effective Date, provided however, that in no event shall the Floating Exchange Ratio be greater than 1.1485, subject to adjustment pursuant to Section 2.08 hereof.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States.

“Indemnified Party” has the meaning given to that term in Section 5.07(c)(iv)(A) of this Agreement.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Knowledge of CMTY” means the actual knowledge of CMTY’s executive officers and directors.

“Knowledge of BFC” means the actual knowledge of BFC’s executive officers and directors.

“Letter Agreement” has the meaning given to that term in the Background Section of this Agreement.

“Material Adverse Effect” means a material adverse effect on the business, financial condition or results of operations of BFC on a consolidated basis or CMTY on a consolidated basis or the ability of a party to consummate the Contemplated Transactions, other than, in each case, any change, circumstance or effect relating to (i) any change in the value of the respective assets and liabilities of CMTY or BFC resulting from a change in interest rates generally, (ii) any change occurring after the date hereof in any federal or state law, rule or regulation or in GAAP, which change affects banking or thrift institutions generally, including any change affecting the Deposit Insurance Fund, (iii) changes in general economic (except in the context of determining a Material Adverse Effect for purposes of asset quality), legal, regulatory or political conditions affecting banking institutions generally, (iv) expenses (including legal fees, costs and expenses relating to any litigation arising as a result of the Contemplated Transactions) incurred in connection with this Agreement and the transactions contemplated hereby, (v) actions or omissions of a party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement or with the prior written consent of the other party in contemplation of the transactions contemplated hereby (including without limitation any actions taken by BFC pursuant to Section 5.07 of this Agreement), (vi) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party.

“Material Contract” means a material contract as described in 17 C.F.R. §229.601(b)(10).

“Maximum Amount” has the meaning given to that term in Section 5.07(c)(iv)(C) of this Agreement.

“Merger” means the merger of BFC with and into CMTY, contemplated by this Agreement.

“Merger Consideration” means Cash Consideration and Common Stock Consideration.

“MDAT” means the Maryland Department of Assessments and Taxation.

“MGCL” means the Maryland General Corporation Law.

“Mixed Election” has the meaning given to that term in Section 2.02(c) of this Agreement.

“MOFR” means the Maryland Office of Financial Regulation.

“Moltzan” means Herbert J. Moltzan, President and CEO of BFC.

“NASD” means the National Association of Securities Dealers, Inc.

“Nasdaq” means the Global Market tier of The Nasdaq Stock Market operated by the NASD.

“OTS” means the Office of Thrift Supervision.

“PDB” means the Department of Banking of the Commonwealth of Pennsylvania.

“PDS” means the Department of State of the Commonwealth of Pennsylvania.

“Prior Acts” has the meaning given to that term in Section 5.07(c)(iv)(A) of this Agreement.

“Prospectus/Proxy Statement” means the prospectus/proxy statement, together with any supplements thereto, to be sent to holders of BFC Common Stock in connection with the Contemplated Transactions.

“Reallocated Common Stock Share” has the meaning given to that term in Section 2.02(e)(ii)(B) of this Agreement.

“Registration Statement” means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with respect to the CMTY Common Stock to be issued in connection with the Contemplated Transactions.

“Regulatory Agreement” has the meaning given to that term in Sections 3.11(d)(iv) and 4.12(d)(iv) of this Agreement.

“Regulatory Authority” means any agency or department of any federal, state or local government or of any self-regulatory organization, including without limitation the SEC, the MDAT, the MOFR, the PDB, the FRB, the OTS, the FDIC, the NASD, and the respective staffs thereof.

“Rights” means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

“Rights Agreement” means the rights agreement dated February 28, 2002, between CMTY and Community, as rights agent.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Securities Documents” means all registration statements, schedules, statements, forms, reports, proxy material, and other documents required to be filed with the SEC under the Securities Laws.

“Securities Laws” means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

“Subsidiary” means any corporation or limited liability company, 25% or more of the capital stock or membership interests of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank.

“Termination Fee” means $900,000.

“Well Capitalized” has the meaning given to that term in Sections 3.25 and 4.22 of this Agreement.

1.02 The Merger.

(a) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the Closing Date at a time and place to be agreed upon by the parties hereto; provided, in any case, that all conditions to closing set forth in Article VI of this Agreement (other than the delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) have been satisfied or waived at or prior to the Closing Date. On the Closing Date, CMTY and BFC shall cause the Articles of Merger to be duly executed and filed with the PDS and the MDAT.

(b) The Merger. Subject to the terms and conditions of this Agreement and in accordance with the BCL and the MGCL, on the Effective Date:

(i) BFC shall merge with and into CMTY;

(ii) the separate existence of BFC shall cease;

(iii) CMTY shall be the surviving corporation in the Merger; and

(iv) all of the property (real, personal and mixed), rights, powers, duties, obligations and liabilities of BFC shall be taken and deemed to be transferred to and vested in CMTY, as the surviving corporation in the Merger, without further act or deed; all in accordance with the applicable laws of the Commonwealth of Pennsylvania and the State of Maryland.

(c) Change to Structure of Merger. The parties may at any time change the method of effecting the combination (including by providing for the merger of BFC and a wholly owned subsidiary of CMTY) if and to the extent requested by either party and consented to by the other party (such consent not to be unreasonably withheld); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the tax treatment of BFC’s stockholders as a result of receiving the Merger Consideration or the tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay completion of the transactions contemplated by this Agreement.

(d) CMTY’s Articles of Incorporation and Bylaws. On and after the Effective Date, the articles of incorporation and bylaws of CMTY, as in effect immediately prior to the Effective Date, shall automatically be and remain the articles of incorporation and bylaws of CMTY, as the surviving corporation in the Merger, until thereafter altered, amended or repealed.

(e) Board of Directors and Officers of CMTY and Community.

(i) On and after the Effective Date, the Board of Directors of CMTY, as the surviving corporation in the Merger, shall consist of those persons holding such office immediately prior to the Effective Date.

(ii) On and after the Effective Date, the (A) officers of CMTY duly appointed and holding office immediately prior to the Effective Date and (B) such officers of BFC as are offered and accept positions of employment with CMTY shall be the officers of CMTY, as the surviving corporation in the Merger, each to hold office until his or her successor is appointed and qualified or otherwise in accordance with applicable law, the articles of incorporation and bylaws of CMTY.

(iii) On the effective date of the Bank Merger, the Board of Directors of Community, as the surviving institution in the Bank Merger, shall consist of those persons holding such office immediately prior to such effective date.

(iv) Immediately upon completion of the Bank Merger, Community shall establish an advisory board for the Metropolitan Baltimore region of Maryland, whose members shall include such members of the BFC Board of Directors immediately before the Effective Date who are designated by Moltzan (the “BUCS Designees”). CMTY shall cause each of the BUCS Designees to be appointed as a member of the advisory board for the Metropolitan Baltimore region as of the effective date of the Bank Merger, to hold office for at least two years after the effective date of the Bank Merger. In exchange for their service as members of the advisory board, the BUCS Designees, other than Moltzan, shall receive annualized compensation equal to the aggregate annual fees they received as members of the Boards of Directors of BFC and BUCS during the twelve months immediately prior to the Effective Date.

(v) On the effective date of the Bank Merger, the officers of Community, as the surviving institution in the Bank Merger, shall consist of (A) the officers of Community duly elected and holding office immediately prior to such effective date and (B) such officers of BUCS as are offered and accept positions of employment as officers of Community.

1.03 Bank Merger. CMTY and BFC shall each use their best efforts to cause BUCS to merge with and into Community, with Community surviving such merger (the “Bank Merger”) on, or as soon as practicable after, the Effective Date. Concurrently with the execution and delivery of this Agreement, CMTY shall cause Community to execute and deliver, and BFC shall cause BUCS to execute and deliver, the Bank Plan of Merger, a form of which is attached hereto as Exhibit 1.03 (the “Bank Plan of Merger”). The Bank Merger shall not be effected prior to the Effective Date.

ARTICLE II-CONSIDERATION; EXCHANGE PROCEDURES

2.01 CMTY Common Stock.

(a) Outstanding Shares. Each share of CMTY Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as an identical share of CMTY Common Stock.

(b) Treasury Stock. Each share of CMTY Common Stock issued and held in the treasury of CMTY immediately prior to the Effective Date, if any, shall, on and after the Effective Date, continue to be issued and held in the treasury of CMTY.

2.02 BFC Common Stock.

(a) Conversion Alternatives. Subject to Sections 2.03, 2.04 and 2.05 below with respect to treasury stock, fractional shares and Dissenting BFC Shares, each share of BFC Common Stock issued and outstanding immediately prior to the Effective Date, shall, on the Effective Date, by reason of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right to receive, at the election of the holder thereof:

(i) a number of shares of CMTY Common Stock calculated on the basis of the Floating Exchange Ratio (unless prior to the Effective Date there has occurred a CMTY Acquisition Transaction, in which event the Fixed Exchange Ratio shall be used in lieu of the Floating Exchange Ratio), including the associated rights to purchase securities pursuant to the Rights Agreement, subject to adjustment as provided in Section 2.07 below (the “Common Stock Consideration”); or

(ii) $24.00 (the “Cash Consideration” and, collectively with the Common Stock Consideration, the “Merger Consideration”).

Notwithstanding the foregoing, (A) the number of shares of BFC Common Stock to be converted into the right to receive the Common Stock Consideration on the Effective Date (the “Aggregate Common Stock Consideration”) shall be equal, subject to the determination by CMTY in its sole discretion as of a date at least five (5) Business Days prior to the mailing of the Prospectus/Proxy Statement, to a minimum of fifty percent (50%) and a maximum of sixty-five percent (65%) of the total number of shares of BFC Common Stock issued and outstanding on the Effective Date and (B) the number of shares of BFC Common Stock to be converted into the right to receive the Cash Consideration on the Effective Date shall be equal, subject to the determination by CMTY in its sole discretion as of the mailing of the Prospectus/Proxy Statement, to a maximum of fifty percent (50%) and a minimum of thirty-five percent (35%) of the total number of shares of BFC Common Stock issued and outstanding on the Effective Date, minus (1) the aggregate number of shares with respect to which cash is paid in lieu of fractional shares pursuant to Section 2.04 and (2) the number of shares of Dissenting BFC Shares, if any, with respect to which dissenters’ rights have been duly exercised (the “Aggregate Cash Consideration”).

(b) Election Procedures. On or immediately after the date the Prospectus/Proxy Statement is mailed, an Election Form shall be mailed to holders of BFC Common Stock. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation):

(i) to elect to receive the Common Stock Consideration with respect to all or a portion of his/her/its shares of BFC Common Stock (the “Common Stock Election Shares”); or

(ii) to elect to receive the Cash Consideration with respect to all or a portion of his/her/its shares of BFC Common Stock (the “Cash Election Shares”).

The Exchange Agent shall use reasonable efforts to make the Election Form available to all persons who become holders of BFC Common Stock during the period between the record date for the mailing of the Election Form and the Election Deadline. Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, a properly completed and signed Election Form accompanied by certificates that immediately prior to the Effective Date represented issued and outstanding shares of BFC Common Stock (the “BFC Certificates”) to which such Election Form relates, in form acceptable for transfer (or by an appropriate guarantee of delivery of such BFC Certificates as set forth in such Election Form from a firm which is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such BFC Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery). If a holder of BFC Common Stock either: (i) does not submit a properly completed Election Form before the Election Deadline; (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline or (iii) fails to perfect his, her or its dissenters’ rights pursuant to subsection 2.05 of this Agreement, the shares of BFC Common Stock held by such holder shall be designated “No-Election Shares.” Nominee record holders who hold BFC Common Stock on behalf of multiple beneficial owners shall be required to indicate how many of the shares held by them are

Common Stock Election Shares, Cash Election Shares and No-Election Shares. For purposes of this Section 2.02, any Dissenting BFC Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Common Stock Shares.

(c) Mixed Election. Subject to the immediately following sentence, each record holder of shares of BFC Common Stock immediately prior to the Effective Date shall be entitled to elect to receive shares of CMTY Common Stock for a portion of such holder’s shares of BFC Common Stock and cash for the remaining portion of such holder’s shares of BFC Common Stock (the “Mixed Election”). With respect to each holder of BFC Common Stock who makes a Mixed Election, the shares of BFC Common Stock that such holder elects to be converted into the right to receive the Common Stock Consideration shall be treated as Common Stock Election Shares and the shares such holder elects to be converted into the right to receive the Cash Consideration shall be treated as Cash Election Shares.

(d) Effective Election. Any Election shall be properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to (i) determine whether any election, modification or revocation is received, (ii) determine whether any election, modification or revocation has been properly made, and (iii) disregard immaterial defects in any Election Form. Good faith determinations made by the Exchange Agent regarding such matters shall be binding and conclusive. Neither CMTY, BFC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Allocation. The Exchange Agent shall effect the allocation among the holders of BFC Common Stock of rights to receive CMTY Common Stock or cash in accordance with the Election Forms as follows:

(i) Aggregate Cash Consideration Undersubscribed. If the amount of cash represented by the aggregate Cash Election Shares is less than the Aggregate Cash Consideration, then:

(A) all Cash Election Shares (subject to Section 2.05 with respect to Dissenting BFC Shares) shall be converted into the right to receive cash;

(B) No-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to have the amount of cash represented by the aggregate Cash Election Shares equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent, in its sole discretion, shall determine. All remaining No-Election Shares shall thereafter be treated as Common Stock Election Shares;

(C) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the amount of cash represented by the aggregate Cash Election Shares remains less than the Aggregate Cash Consideration, then the Exchange Agent shall convert, on a pro rata basis described in subsection 2.02(e)(iv) below, a sufficient number of Common Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the amount of cash represented by the aggregate Cash Election Shares, including the Reallocated Cash Shares, equals the Aggregate Cash Consideration, and thereafter all Reallocated Cash Shares will be converted into the right to receive cash; and

(D) the Common Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive CMTY Common Stock.

(ii) Aggregate Cash Consideration Oversubscribed. If the amount of cash represented by the aggregate Cash Election Shares is more than the Aggregate Cash Consideration, then:

(A) all Common Stock Election Shares and No-Election Shares shall be converted into the right to receive CMTY Common Stock;

(B) the Exchange Agent shall convert, on a pro rata basis described in subsection 2.02(e)(iv) below, a sufficient number of Cash Election Shares into Common Stock Election Shares (“Reallocated Common Stock Shares”) such that the amount of cash represented by the remaining aggregate Cash Election Shares equals the Aggregate Cash Consideration, and thereafter all Reallocated Common Stock Shares will be converted into the right to receive CMTY Common Stock; and

(C) the Cash Election Shares which are not Reallocated Common Stock Shares shall be converted into the right to receive cash.

(iii) Aggregate Cash Consideration and Aggregate Common Stock Consideration Satisfied. If the amount of cash represented by the aggregate Cash Election Shares is equal to the Aggregate Cash Consideration, then subsections (e)(i) and (ii) shall not apply, and all Cash Election shares shall be converted into the right to receive cash and all Common Stock Election Shares and all No-Election Shares shall be converted into the right to receive CMTY Common Stock.

(iv) Pro Rata Reallocations. If the Exchange Agent is required pursuant to subsection 2.02(e)(i)(C) to convert some Common Stock Election Shares into Reallocated Cash Shares, each holder of Common Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. If the Exchange Agent is required pursuant to subsection 2.02(e)(ii)(B) to convert some Cash Election Shares into Reallocated Common Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Common Stock Shares.

2.03 Cancellation of Certain Common Stock. Each share of BFC Common Stock which is owned by CMTY, BFC or any of their Subsidiaries on the Effective Date (other than shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties) shall be canceled and cease to be issued and outstanding, and no consideration shall be delivered therefor.

2.04 Fractional Shares. No fractional shares of CMTY Common Stock and no scrip or certificates therefor shall be issued in connection with the Merger. Any former holder of BFC Common Stock who would otherwise be entitled to receive a fraction of a share of CMTY Common Stock shall receive, in lieu thereof, cash in an amount equal to such fraction of a share multiplied by the closing price of CMTY Common Stock on the Effective Date.

2.05 Dissenting BFC Shareholders.

(a) The outstanding shares of BFC Common Stock, the holders of which have timely filed written notices of an intention to demand appraisal for their shares (“Dissenting BFC Shares”) pursuant to the MGCL and have not effectively withdrawn or lost their dissenters’ rights under the MGCL, shall not be converted into or represent a right to receive the Merger Consideration under this Agreement, and the holders thereof shall be entitled only to such rights as are granted by the MGCL.

(b) If any such holder of Dissenting BFC Shares shall have failed to perfect or effectively shall have withdrawn or lost such right, and if such holder shall have delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Dissenting BFC Shares held by such holder shall be converted into a right to receive the Common Stock Consideration or the Cash Consideration in accordance with the applicable provisions of this Agreement. If any such holder of BFC Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, and if such holder shall not have delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Dissenting BFC Shares held by such holder shall be designated No-Election Shares and shall be converted on a share by share basis into either the right to receive the Common Stock Consideration or the Cash Consideration in accordance with the applicable provisions of this Agreement.

(c) All payments in respect of Dissenting BFC Shares, if any, will be made by CMTY.

2.06 Stock Options. At the Effective Date, each option to purchase shares of BFC Common Stock (each, a “BFC Option”) that is outstanding immediately prior to the Effective Date and has been granted pursuant to the BFC Option Plans, shall be converted automatically into the fully vested right to receive a cash payment equal to the product of (a) the number of shares subject to such BFC Option and (b) a dollar amount equal to (i) $24.00 less (ii) the exercise price for such BFC Option. Such cash payment shall be made by BFC immediately prior to the Effective Date but not until the option holder has submitted an Acknowledgement and Release Form substantially in the form attached as BFC Disclosure Schedule 2.06. Such cash payment shall not be considered compensation for purposes of any other payment obligation of CMTY under this Agreement.

2.07 Surrender and Exchange of BFC Stock Certificates.

(a) Exchange Fund. On or prior to the Effective Date, CMTY shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of BFC Common Stock, sufficient cash and certificates representing shares of CMTY Common Stock to make all payments and deliveries to stockholders of BFC pursuant to this Article II other than pursuant to Section 2.06. Any cash and certificates for CMTY Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Date (and in any case no later than ten (10) Business Days thereafter), CMTY shall cause the Exchange Agent to mail to each record holder of BFC Common Stock immediately prior to the Effective Date, other than those holders who already submitted Election Forms accompanied by BFC Certificates, a letter of transmittal which shall specify that delivery of the certificates for shares of BFC Common Stock (each, a “BFC Certificate”) shall be effected, and risk of loss and title to the BFC Certificates shall pass, only upon delivery of the BFC Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as CMTY may reasonably specify and instructions for effecting the surrender of such BFC Certificates in exchange for the Merger Consideration, as the case may be. Within ten (10) Business Days of the later to occur of the Effective Date or surrender of a BFC Certificate to the Exchange Agent together with such letter of transmittal, or Election Form, as the case may be, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such BFC Certificate shall be entitled to receive in exchange therefor (i) a direct registration statement evidencing, in the aggregate, the whole number of shares of CMTY Common Stock that such holder has the right to receive pursuant to this Article II and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to this Article II. No interest will be paid or will accrue on any cash payment pursuant to this Section 2.07.

(c) Shares of CMTY Common Stock issued in exchange for BFC Certificates pursuant to this Section 2.07 shall be issued in book-entry form and be evidenced by a direct registration statement dated as of the date such statement is issued. Such registration statement shall be evidence of the right to dividends, distributions and all other rights and privileges pertaining to such shares of CMTY Common Stock from the Effective Date. Upon request for a stock certificate by a shareholder who has been issued book-entry shares, CMTY shall cause the Exchange Agent to issue a stock certificate representing shares of CMTY Common Stock. Until surrendered, each BFC Certificate shall, from and after the Effective Date, evidence solely the right to receive the Merger Consideration.

(d) If a BFC Certificate is exchanged on a date following one or more record dates after the Effective Date for the payment of dividends or any other distribution on shares of CMTY Common Stock, CMTY shall pay to the holder of such BFC Certificate cash in an amount equal to dividends payable on the shares of CMTY Common Stock issued in exchange therefor and pay or deliver any other distribution to which such shareholder is entitled. Upon surrender of certificates for shares of BFC Common Stock in exchange for CMTY Common Stock, CMTY also shall pay any dividends to which such holder of BFC Common Stock may be entitled as a result of the declaration of a dividend on the BFC Common Stock by BFC in accordance with the terms of this Agreement with a record date prior to the Effective Date and a payment date after the Effective Date. No interest shall accrue or be payable in respect of dividends or any other distribution otherwise payable under this Section 2.07(d) upon surrender of BFC Certificates. Notwithstanding the foregoing, no party hereto shall be liable to any holder of BFC Common Stock for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law. Until such time as BFC Certificates are surrendered to CMTY for exchange, CMTY shall have the right to withhold dividends or any other distributions on the shares of CMTY Common Stock issuable to such shareholder.

(e) Upon the Effective Date, the stock transfer books for BFC Common Stock will be closed and no further transfers of BFC Common Stock will thereafter be made or recognized. All BFC Certificates surrendered pursuant to this Section 2.07 will be cancelled.

(f) If there is a transfer of ownership of BFC Common Stock which is not registered in the transfer records of BFC, a direct registration statement evidencing the proper number of shares of CMTY Common Stock, a check in the proper amount of cash in lieu of any fractional shares and any dividends or other distributions to which such holder is entitled pursuant to Section 2.07(d), as applicable and appropriate, may be issued with respect to such BFC Common Stock to such a transferee if the BFC Certificate representing such shares of BFC Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(g) If any BFC Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed BFC Certificate, upon the making of a sworn affidavit of that fact by the holder thereof in form satisfactory to the Exchange Agent, the Merger Consideration, and any dividends or other distributions to which such holder is entitled pursuant to this Section 2.07 as may be required pursuant to this Agreement; provided, however, that the Exchange Agent may, in its sole discretion and as a condition precedent to the delivery of the Merger Consideration to which the holder of such BFC Certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed BFC Certificate to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against BFC, CMTY or the Exchange Agent or any other party with respect to the BFC Certificate alleged to have been lost, stolen or destroyed.

2.08 Anti-Dilution Provisions. If CMTY shall, at any time before the Effective Date:

(a) declare a dividend in shares of CMTY Common Stock with a record date on or prior to the Closing Date;

(b) combine the outstanding shares of CMTY Common Stock into a smaller number of shares;

(c) resolve to effect a split or subdivide the outstanding shares of CMTY Common Stock with a record date on or prior to the Closing Date; or

(d) reclassify the shares of CMTY Common Stock;

then, in any such event, the number of shares of CMTY Common Stock to be delivered to BFC stockholders who are entitled to receive shares of CMTY Common Stock in exchange for shares of BFC Common Stock shall be adjusted so that each BFC shareholder shall be entitled to receive such number of shares of CMTY Common Stock as such shareholder would have been entitled to receive if the Effective Date had occurred prior to the happening of such event. In addition, in the event that, prior to the Effective Date, CMTY enters into an agreement pursuant to which shares of CMTY Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each BFC shareholder entitled to receive shares of CMTY Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event.

ARTICLE III-REPRESENTATIONS AND WARRANTIES OF BFC

BFC hereby represents and warrants, on the date hereof and on the Closing Date, to CMTY that:

3.01 Organization.

(a) BFC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. BFC is a savings and loan holding company, duly registered under Home Owners Loan Act. BFC has the corporate power and authority to carry on its businesses and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. BFC is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary and all such licenses, registrations and qualifications are in full force and effect in all material respects, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect.

(b) BUCS is a savings association duly organized and validly existing under the laws of the United States of America. BUCS has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. BUCS is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary and all such licenses, registrations and qualifications are in full force and effect in all material respects, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect.

(c) The deposits of BUCS are insured by the Deposit Insurance Fund of the FDIC to the extent provided in the Federal Deposit Insurance Reform Act of 2005.

(d) BFC has no direct or indirect Subsidiaries other than BUCS and those identified in BFC Disclosure Schedule 3.01(d).

(e) The respective minute books of BFC and each BFC Subsidiary accurately reflect all material corporate actions of their respective stockholders and boards of directors, including committees, in each case in accordance with normal business practice of BFC and each BFC Subsidiary.

(f) BFC has delivered or made available to CMTY true and correct copies of the articles of incorporation and bylaws of BFC and the federal stock charter and bylaws of BUCS, and the articles of incorporation and bylaws of each other BFC Subsidiary, each as in effect on the date hereof.

(g) Each BFC Subsidiary is (i) duly organized, validly existing and in good standing under the laws of either the United States of America or of the Subsidiary’s state of organization, (ii) has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it, (iii) is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary and all such licenses, registrations and qualifications are in full force and effect in all material respects, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect.

3.02 Capitalization.

(a) The authorized capital stock of BFC consists of 5,000,000 shares of common stock, par value $0.10 per share (“BFC Common Stock”), of which at the date hereof 882,108 shares are validly issued and outstanding, fully paid and nonassessable, and free of preemptive rights, and zero are held as treasury shares; and 2,000,000 shares of preferred stock, par value $0.10 per share, of which at the date hereof none have been issued. BFC has not issued, nor is BFC bound by, any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of BFC Common Stock or any other security of BFC or any securities representing the right to vote, purchase or otherwise receive any shares of BFC Common Stock or any other security of BFC, except for BFC Options for 95,586 shares of BFC Common Stock issued and outstanding under the BFC Stock Option Plans and BFC Junior Subordinated Debentures due April 7, 2033 issued and outstanding under the Indenture dated as of March 27, 2003, between BFC and Wells Fargo Bank, National Association, as trustee.

(b) Except as set forth in BFC Disclosure Schedule 3.02(b), BFC owns, directly or indirectly, all of the capital stock of BUCS and the other BFC Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. Except for the Bank Plan of Merger, there are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding with respect to the capital stock of BUCS or any other BFC Subsidiary. Except for the BFC Subsidiaries, BFC does not possess, directly or indirectly, any material equity interest in any corporation, except for equity interests in BFC’s investment portfolio, equity interests held in connection with BUCS’ commercial loan activities, and as set forth in BFC Disclosure Schedule 3.02(b).

(c) To the Knowledge of BFC, except as may be disclosed in any subsequent Schedule 13D or 13G filed with the SEC and as set forth in BFC Disclosure Schedule 3.02(c), no person or group is the beneficial owner of 5% or more of the outstanding shares of BFC Common Stock (the terms “person,” “group” and “beneficial owner” are as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder).

3.03 Authority; No Violation.

(a) BFC has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the approval of the BFC stockholders, the approvals of all Regulatory Authorities described in Section 4.04 hereof and the expiration of all waiting periods, to consummate the Contemplated Transactions. The execution and delivery of this Agreement by BFC and the consummation by BFC of the Contemplated Transactions have been duly and validly approved by the Board of Directors of BFC and, except for approval by the stockholders of BFC as required by the MGCL, no other corporate proceedings on the part of BFC are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by BFC and, subject to approval by the stockholders of BFC and subject to receipt of the required approvals of Regulatory Authorities described in Section 4.04 hereof and expiration of all waiting periods, constitutes the valid and binding obligation of BFC, enforceable against BFC in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Subject to (i) receipt of approval from the stockholders of BFC, (ii) receipt of approvals from the Regulatory Authorities referred to in Section 4.04 hereof and (iii) BFC’s and CMTY’s compliance with any conditions contained therein, the execution and delivery of this Agreement by BFC, the consummation of the Merger, and compliance by BFC or any BFC Subsidiary with any of the terms or provisions hereof, do not and will not:

(A) conflict with or result in a breach of any provision of the respective articles of incorporation, charter or bylaws of BFC or any BFC Subsidiary;

(B) violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to BFC or any BFC Subsidiary or any of their respective properties or assets; or

(C) except as set forth in BFC Disclosure Schedule 3.03(b)(C), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of BFC or any BFC Subsidiary under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which BFC or any BFC Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, excluding from clauses (B) and (C) hereof, any items which, in the aggregate, would not have a Material Adverse Effect.

3.04 Consents. Except as described in Section 4.04 of this Agreement, no consents or approvals of, or filings or registrations with, any public body or authority are necessary and, except as set forth in BFC Disclosure Schedule 3.04 or where the failure to obtain any consent or approval would constitute a Material Adverse Effect, no consents or approvals of any third party to a Material Contract are (or will be ) necessary in connection with the execution and delivery of this Agreement by BFC or the Bank Plan of Merger by BUCS or, subject to the consents, approvals, filings and registrations from or with the Regulatory Authorities referred to in Section 4.04 hereof and compliance with any conditions contained therein and subject to the approval of this Agreement by the stockholders of BFC as required under the MGCL, the consummation by BFC or BUCS of the Contemplated Transactions.

3.05 Financial Statements.

(a) BFC has filed the BFC Financials with the SEC, except those pertaining to quarterly periods commencing after June 30, 2006, which it will file on or before the applicable deadline. The filed BFC Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of BFC as of and for the periods ended on the dates thereof, in accordance with GAAP consistently applied, except in each case as may be noted therein, and subject to normal year-end adjustments and as permitted by Form 10-QSB in the case of unaudited statements.

(b) To the Knowledge of BFC and except as set forth in BFC Disclosure Schedule 3.05(b), BFC did not, as of June 30, 2006, have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not fully reflected or reserved against in the balance sheets included in the BFC Financials at the date of such balance sheets which would have been required to be reflected therein in accordance with GAAP consistently applied or disclosed in a footnote thereto, except for liabilities and obligations which were incurred in the ordinary course of business consistent with past practice, and except for liabilities and obligations which are within the subject matter of a specific representation and warranty herein or which otherwise have not had a Material Adverse Effect.

3.06 No Material Adverse Change. Neither BFC nor any BFC Subsidiary has suffered any adverse change in their respective assets, business, financial condition or results of operations since June 30, 2006, which change has had a Material Adverse Effect.

3.07 Taxes.

(a) BFC and the BFC Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a) of which BFC is a common parent. BFC has filed, and will file, all material federal, state and local tax returns required to be filed by, or with respect to, BFC and the BFC Subsidiaries on or prior to the Closing Date, except to the extent that any failure to file or any inaccuracies would not, individually or in the aggregate, have a Material Adverse Effect, and has paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which are shown on such returns to be due for the periods covered thereby from BFC or any BFC Subsidiary to any applicable taxing authority, on or prior to the Closing Date, other than taxes which (i) are not delinquent or are being contested in good faith, (ii) have not been finally determined, or (iii) the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(b) No consent pursuant to IRC Section 341(f) has been filed, or will be filed prior to the Closing Date, by or with respect to BFC or any BFC Subsidiary.

(c) To the Knowledge of BFC, there are no material disputes pending, or claims asserted in writing, for taxes or assessments upon BFC or any BFC Subsidiary, nor has BFC or any BFC Subsidiary been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period.

(d) Proper and accurate amounts have been withheld by BFC and each BFC Subsidiary from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so is not reasonably likely to have a Material Adverse Effect.

3.08 Contracts.

(a) Except as set forth in BFC Disclosure Schedule 3.08(a) or BFC Disclosure Schedule 3.12(a) or in documents listed as exhibits to BFC’s Securities Documents, neither BFC nor any BFC Subsidiary is a party to or subject to:

(i) any employment, consulting, severance, “change-in-control” or termination contract or arrangement with any officer, director, employee, independent contractor, agent or other person, except for “at will” arrangements;

(ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any officer, director, employee, independent contractor, agent or other person;

(iii) any collective bargaining agreement with any labor union relating to employees;

(iv) any agreement which by its terms limits the payment of dividends by BFC or any BFC Subsidiary other than generally applicable regulatory restrictions and this Agreement;

(v) except in the ordinary course of business, any material instrument evidencing or related to indebtedness for borrowed money, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which BFC or any BFC Subsidiary is an obligor to any person, other than deposits, repurchase agreements, bankers acceptances and treasury tax and loan accounts established in the ordinary course of business, instruments relating to transactions entered into in the customary course of the banking business of BUCS, including FHLB advances and transactions in “federal funds,” or which contains financial covenants or other restrictions, other than those relating to the payment of principal and interest when due, which would be applicable on or after the Closing Date;

(vi) any contract, other than this Agreement, which restricts or prohibits it from engaging in any type of business permissible under applicable law;

(vii) any contract, plan or arrangement which provides for payments or benefits in certain circumstances which, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the IRC;

(viii) any lease for real property;

(ix) any contract or arrangement with any broker-dealer or investment adviser;

(x) any investment advisory contract with any investment company registered under the Investment Company Act of 1940;

(xi) any contract or arrangement with, or membership in, any local clearing house or self-regulatory organization;

(xii) any contract or arrangement for the acquisition of, or any payment in connection with the acquisition of, any equity interest in, or substantially all the assets of, any business organization; or

(xiii) any Material Contract.

(b) (i) All the contracts, plans, arrangements and instruments listed in BFC Disclosure Schedule 3.08(a) or BFC Disclosure Schedule 3.12(a) are in full force and effect on the date hereof, and neither BFC, any BFC Subsidiary, nor, to the Knowledge of BFC, any other party to any such contract, plan, arrangement or instrument, has breached any provision of, or is in default under any term of, any such contract, plan, arrangement or instrument the breach of which or default under which will have a Material Adverse Effect, and no party to any such contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions thereof as a result of the Contemplated Transactions, the termination of which will have a Material Adverse Effect.

(ii) Except as otherwise set forth in BFC Disclosure Schedule 3.08(a) or BFC Disclosure Schedule 3.12(a), no plan, employment agreement, termination agreement or similar agreement or arrangement to which BFC or any BFC Subsidiary is a party or by which BFC or any BFC Subsidiary may be bound:

(A) contains provisions which permit an employee or an independent contractor to terminate it without cause and continue to accrue future benefits thereunder;

(B) provides for acceleration in the vesting of benefits thereunder upon the occurrence of a change in ownership or control or merger or other acquisition of BFC or any BFC Subsidiary; or

(C) requires BFC or any BFC Subsidiary to provide a benefit in the form of BFC Common Stock or determined by reference to the value of BFC Common Stock.

3.09 Ownership of Property; Insurance Coverage.

(a) BFC Disclosure Schedule 3.09(a) contains a list of all real property in which BFC or any BFC Subsidiary has legal or equitable title or a leasehold interest. BFC and each BFC Subsidiary has, and will have as to property acquired after the date hereof, good, and as to real property, marketable, title to all material assets and properties owned by BFC or such BFC Subsidiary, whether real or personal, tangible or intangible, including securities, assets and properties reflected in the balance sheets contained in the BFC Financials or acquired subsequent thereto (except to the extent that such securities are held in any fiduciary or agency capacity and except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, or have been disposed of as obsolete since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except:

(i) those items that secure liabilities for borrowed money and that are set forth in BFC Disclosure Schedule 3.09(a)(i) or permitted under Article V hereof;

(ii) statutory liens for amounts not yet delinquent or which are being contested in good faith;

(iii) liens for current taxes not yet due and payable;

(iv) pledges to secure deposits and other liens incurred in the ordinary course of banking business;

(v) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent; and

(vi) dispositions and encumbrances for adequate consideration in the ordinary course of business.

BFC and each BFC Subsidiary have the right under leases of material properties used by them in the conduct of their respective businesses to occupy and use all such properties in all material respects as presently occupied and used by them.

(b) With respect to all agreements pursuant to which BFC or any BFC Subsidiary has purchased securities subject to an agreement to resell, if any, BFC or such BFC Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby, except to the extent that any failure to obtain such a lien or maintain such collateral would not, individually or in the aggregate, have a Material Adverse Effect.

(c) BFC and each BFC Subsidiary maintain insurance in amounts considered by BFC to be reasonable for their respective operations, and such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither BFC nor any BFC Subsidiary has received notice from any insurance carrier that:

(i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii) premium costs with respect to such insurance will be substantially increased; except to the extent such cancellation, reduction, elimination or increase would not have a Material Adverse Effect.

(d) BFC and each BFC Subsidiary maintain such fidelity bonds, directors’ and officers’ liability insurance and errors and omissions insurance as may be customary or required under applicable laws or regulations.

3.10 Legal Proceedings. Except as set forth in BFC Disclosure Schedule 3.10, neither BFC nor any BFC Subsidiary is a party to any, and there are no pending or, to the Knowledge of BFC, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or inquiries of any nature:

(a) against BFC or any BFC Subsidiary;

(b) to which the assets of BFC or any BFC Subsidiary are subject;

(c) challenging the validity or propriety of any of the Contemplated Transactions; or

(d) which could materially adversely affect the ability of BFC, BUCS or any other BFC Subsidiary to perform their respective obligations under this Agreement and the Bank Plan of Merger; except for any proceedings, claims, actions, investigations, or inquiries referred to in clauses (a) or (b) of this Section 3.10 which, individually or in the aggregate, would not have a Material Adverse Effect.

3.11 Compliance with Applicable Law and Agreements.

(a) BFC and each BFC Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any Regulatory Authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses or otherwise have a Material Adverse Effect.

(b) BFC and each BFC Subsidiary have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any Regulatory Authority, and have filed all other reports and statements required to be filed by them, including without limitation any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect.

(c) Except as set forth on BFC Disclosure Schedule 3.11(c), no Regulatory Authority has initiated any proceeding or, to the Knowledge of BFC, investigation into the business or operations of BFC or any BFC Subsidiary (other than routine banking regulatory examinations), except where any such proceedings or investigations will not, individually or in the aggregate, have a Material Adverse Effect, or such proceedings or investigations have been terminated or otherwise resolved.

(d) Except as set forth on BFC Disclosure Schedule 3.11(d), neither BFC nor any BFC Subsidiary has received any notification or communication from any Regulatory Authority:

(i) asserting that BFC or any BFC Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to BFC or any BFC Subsidiary;

(iii) requiring or threatening to require BFC or any BFC Subsidiary, or indicating that BFC or any BFC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of BFC or any BFC Subsidiary, including without limitation any restriction on the payment of dividends other than generally applicable regulatory restrictions; or

(iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of BFC or any BFC Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a “Regulatory Agreement”).

(e) Neither BFC nor any BFC Subsidiary has consented to or entered into any pending Regulatory Agreement.

(f) To the Knowledge of BFC, except as set forth in BFC Disclosure Schedule 3.11(f), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any Regulatory Agreement which if resolved in a manner adverse to BFC or any BFC Subsidiary would have a Material Adverse Effect.

(g) There is no injunction, order, judgment or decree imposed upon BFC or any BFC Subsidiary or the assets of BFC or any BFC Subsidiary which has had, or, to the Knowledge of BFC, would have, a Material Adverse Effect.

(h) Neither BFC nor any BFC Subsidiary has breached or defaulted on any agreement, contract, commitment, arrangement or other instrument to which any of them is a party or by which any of them may be bound, other than any breach or default that would not have a Material Adverse Effect.

3.12 ERISA.

(a) BFC has made available or delivered to CMTY true and complete copies of any employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, employee stock ownership plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements, all of which are listed in BFC Disclosure Schedule 3.12(a), currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of BFC or any other entity (a “BFC ERISA Affiliate”) that, together with BFC, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o) (collectively, the “BFC Benefit Plans”), together with:

(i) the most recent actuarial reports (if any) and financial reports relating to those BFC Benefit Plans which constitute “qualified plans” under IRC Section 401(a);

(ii) the most recent Form 5500 (if any) relating to such BFC Benefit Plans filed by them, respectively, with the IRS; and

(iii) the most recent IRS determination letters which pertain to any such BFC Benefit Plans.

(b) Neither BFC nor any BFC ERISA Affiliate, and no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by BFC or any BFC ERISA Affiliate, has incurred any liability to the Pension Benefit Guaranty Corporation or to the IRS with respect to any pension plan qualified under IRC Section 401(a), except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) (with respect to which the 30 day notice requirement has not been waived) occurred with respect to any such pension plan.

(c) Neither BFC nor any BFC ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d) To the Knowledge of BFC, each BFC Benefit Plan has been maintained, operated and administered in compliance in all respects with its terms and related documents or agreements and the applicable provisions of all laws, including ERISA and the IRC, except where any such non-compliance would not have a Material Adverse Effect.

(e) There is no existing, or, to the Knowledge of BFC, contemplated, audit of any BFC Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority. In addition, there are no pending or threatened claims by, on behalf of or with respect to any BFC Benefit Plan, or by or on behalf of any individual participant or beneficiary of any BFC Benefit Plan, alleging any violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits not in dispute and expected to be granted promptly in the ordinary course of business), nor to the Knowledge of BFC, is there any basis for such claim.

(f) Except as set forth in BFC Disclosure Schedule 3.12(f), with respect to any services which BFC or any BFC Subsidiary may provide as a record-keeper, consultant, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any BFC Benefit Plan), to the Knowledge of BFC, BFC or the relevant BFC Subsidiary:

(i) has correctly computed all contributions, payments or other amounts in accordance with the applicable documents of any such plan, program or arrangement;

(ii) has not engaged in any prohibited transactions (as defined in ERISA Section 406 for which an exemption does not exist);

(iii) has not breached any duty imposed on BFC or the relevant BFC Subsidiary acting as a record-keeper, consultant, administrator, custodian, fiduciary or trustee by ERISA: and

(iv) has not otherwise incurred any liability to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or to any beneficiary, fiduciary or sponsor of any ERISA plan in the performance (or non-performance) of services; except as previously disclosed to CMTY and except where any such action or inaction would not have a Material Adverse Effect.

3.13 Brokers and Finders. Neither BFC, any BFC Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Fin Pro.

3.14 Environmental Matters.

(a) Except as set forth in BFC Disclosure Schedule 3.14(a), to the Knowledge of BFC, neither BFC nor any BFC Subsidiary, nor any property owned or operated by BFC or any BFC Subsidiary, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, would not have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims or notices, including without limitation notices, demand letters or requests for information from any Regulatory Authority, instituted or pending, or to the Knowledge of BFC, threatened, or any investigation pending, relating to the liability of BFC or any BFC Subsidiary with respect to any property owned or operated by BFC or any BFC Subsidiary under any Environmental Law, except as to any such actions or other matters which would not result in a Material Adverse Effect.

(b) To the Knowledge of BFC, no property, now or formerly owned or operated by BFC or any BFC Subsidiary or on which BFC or any BFC Subsidiary holds or held a mortgage or other security interest or has foreclosed or taken a deed in lieu of foreclosure, has been listed or proposed for listing on the National Priority List under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), on the Comprehensive Environmental Response Compensation and Liabilities Information

System, or any similar state list, or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against BFC or any BFC Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage claim, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.

3.15 Business of BFC. Since June 30, 2006, neither BFC nor any BFC Subsidiary has, in any material respect:

(a) increased the wages, salaries, compensation, pension or other employee benefits payable to any executive officer, employee or director, except as is permitted in Section 5.01(d);

(b) terminated any material employee benefit plans;

(c) deferred routine maintenance of real property or leased premises;

(d) eliminated a reserve where the liability related to such reserve has remained;

(e) failed to depreciate capital assets in accordance with past practice or to eliminate capital assets which are no longer used in its business; or

(f) had extraordinary reduction or deferral of ordinary or necessary expenses.

3.16 CRA Compliance. BFC and BUCS are in material compliance with the applicable provisions of the CRA, and, as of the date hereof, BUCS has received a CRA rating of “satisfactory” or better from the OTS. To the Knowledge of BFC, there is no fact or circumstance or set of facts or circumstances which would cause BFC or BUCS to fail to comply with such provisions in a manner which would have a Material Adverse Effect.

3.17 Bank Merger.

(a) BUCS has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of the Bank Plan of Merger by BUCS and the consummation by BUCS of the Bank Merger have been (or will be) duly and validly approved by the Board of Directors of BUCS and by BFC as sole shareholder of BUCS, and no other corporate proceedings on the part of BUCS are necessary to consummate the Bank Merger. Subject to receipt of required approvals of Regulatory Authorities and the expiration of all required waiting periods, the Bank Plan of Merger, upon its execution and delivery by BUCS concurrently with the execution and delivery of this Agreement, will constitute the valid and binding obligation of BUCS, enforceable against BUCS in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of the Bank Plan of Merger and the consummation of the Bank Merger will not:

(i) conflict with or result in a breach of any provision of the respective articles of incorporation or bylaws of BFC, BUCS or any Subsidiary of BUCS;

(ii) subject to receipt of required Regulatory Approvals and the expiration of all required waiting periods, violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to BFC, BUCS, any Subsidiary of BUCS or any of their respective properties or assets; or

(iii) except as disclosed in BFC Disclosure Schedule 3.17(b)(iii), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of BFC or BUCS under, any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which BFC or BUCS is a party, or by which they or any of their respective properties or assets may be bound or affected; excluding from clauses (ii) and (iii) any such items which, in the aggregate, would not have a Material Adverse Effect.

3.18 Information to be Supplied.

(a) The information supplied by BFC for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Prospectus/Proxy Statement is mailed to stockholders of BFC, and up to and including the date of the BFC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(b) The information supplied by BFC for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

3.19 Related Party Transactions.

(a) Except as set forth on BFC Disclosure Schedule 3.19, or as is disclosed in the footnotes to the BFC Financials, as of the date hereof, neither BFC nor any BFC Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of BFC or any BFC Subsidiary, and all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other “persons” (as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder), except with respect to variations in such terms as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as set forth in BFC Disclosure Schedule 3.19, as of the date hereof, no loan or credit accommodation to any BFC Affiliate is presently in default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified or extended in any manner which would have a Material Adverse Effect. To the Knowledge of BFC, as of the date hereof, principal and interest with respect to any such loan or other credit accommodation will be paid when due and the loan grade classification accorded such loan or credit accommodation is appropriate.

3.20 Loans. To the Knowledge of BFC, all loans reflected as assets in the BFC Financials are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, and to the extent secured, are secured by valid liens and security interests which have been perfected, excluding loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect.

3.21 Allowance for Loan Losses. The allowance for loan losses shown, and to be shown, on the balance sheets contained in the BFC Financials have been, and will be, established in accordance with GAAP and all applicable regulatory criteria.

3.22 Reorganization. As of the date hereof, BFC does not have any reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the IRC.

3.23 Fairness Opinion. BFC has received a written opinion from FinPro to the effect that, as of the date hereof, the transaction is fair to the stockholders of BFC from a financial point of view.

3.24 Securities Documents.

(a) BFC has delivered or made available to CMTY copies of the annual reports to stockholders for the years 2003, 2004 and 2005 that were delivered with its proxy statements for such years.

(b) BFC’s annual reports on SEC Form 10-KSB for the years ended December 31, 2004 and 2005, quarterly report on SEC Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006, all other reports, registration statements and filings of BFC filed with the SEC since January 1, 2006 and proxy materials used in connection with its meetings of stockholders held in 2005 and 2006 complied, in all material respects, and all future SEC reports, filings, and proxy materials will comply, in all material respects, with the rules and regulations of the SEC to the extent applicable thereto, and all such SEC reports, filings and proxy materials did not and will not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

3.25 “Well Capitalized”. BUCS is “well capitalized” within the meaning of applicable banking regulations.

3.26 Quality of Representations. To the Knowledge of BFC, no representation made by BFC in this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

ARTICLE IV-REPRESENTATIONS AND WARRANTIES OF CMTY

CMTY hereby represents and warrants, on the date hereof and on the Closing Date, to BFC that:

4.01 Organization.

(a) CMTY is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CMTY is a bank holding company duly registered under the BHC Act and has made a valid financial holding company election. CMTY has the corporate power and authority to carry on its businesses and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. CMTY is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified will not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(b) Community is a bank and trust company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Community has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Community is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified will not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c) The deposits of Community are insured by the Deposit Insurance Fund of the FDIC to the extent provided in the Federal Deposit Insurance Reform Act of 2005.

(d) CMTY has no direct or indirect Subsidiaries other than those identified in CMTY Disclosure Schedule 4.01(d).

(e) The respective minute books of CMTY and each CMTY Subsidiary accurately reflect all material corporate actions of their respective shareholders and boards of directors, including committees, in each case in accordance with the normal business practice of CMTY and each CMTY Subsidiary.

(f) CMTY has delivered or made available to BFC true and correct copies of the respective articles of incorporation, articles of association and bylaws of CMTY and each CMTY Subsidiary, as in effect on the date hereof.

(g) Each CMTY Subsidiary is (i) duly organized, validly existing and in good standing under the laws of either the United States of America or of the Subsidiary’s state of organization, (ii) has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it, (iii) is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

4.02 Capitalization.

(a) The authorized capital stock of CMTY consists of (a) 50,000,000 shares of common stock, par value of $5.00 (“CMTY Common Stock”), of which 1,019,202 shares are validly issued and held by CMTY as treasury stock and 24,478,472 shares are validly issued and outstanding, fully paid and nonassessable and free of preemptive rights, and (b) 500,000 shares of preferred stock, without par value, of which none are issued. CMTY has not issued nor is CMTY bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of CMTY Common Stock or any other security of CMTY or any securities representing the right to vote, purchase or otherwise receive any shares of CMTY Common Stock or any other security of CMTY, except (i) for options to acquire shares of CMTY Common Stock issued under CMTY’s various stock option plans, (ii) pursuant to CMTY’s employee stock purchase plan and dividend reinvestment plan, (iii) pursuant to the Rights Agreement and (iv) this Agreement.

(b) CMTY owns, directly or indirectly, all of the capital stock of Community and the capital stock and membership interests of the other CMTY Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding with respect to the capital stock of Community or any other CMTY Subsidiary. Except for the CMTY Subsidiaries, CMTY does not possess, directly or indirectly, any material equity interest in any corporation, except for equity interests in the investment portfolios of CMTY’s Subsidiaries, equity interests held by CMTY or CMTY’s Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Community.

(c) To the Knowledge of CMTY, except as may be disclosed in any subsequent Schedule 13D or 13G filed with the SEC and as set forth in CMTY Disclosure Schedule 4.02(c), no person or group is the beneficial owner of 5% or more of the outstanding shares of CMTY Common Stock (the terms “person,” “group” and “beneficial owner” are as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder).

4.03 Authority; No Violation.

(a) CMTY has full corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by CMTY and the consummation by CMTY of the Contemplated Transactions have been duly and validly approved by the Board of Directors of CMTY by unanimous vote, and no other corporate proceedings on the part of CMTY are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by CMTY and, subject to receipt of the required approvals of Regulatory Authorities described in Section 4.04 hereof, constitutes the valid and binding obligation of CMTY, enforceable against CMTY in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Subject to (i) receipt of approvals from the Regulatory Authorities referred to in Section 4.04 hereof and (ii) CMTY’s and BFC’s compliance with any conditions contained therein, the execution and delivery of this Agreement by CMTY, the consummation of the Contemplated Transactions, and compliance by CMTY or any CMTY Subsidiary with any of the terms or provisions hereof, do not and will not:

(A) conflict with or result in a breach of any provision of the respective articles of incorporation, articles of association or bylaws of CMTY or any CMTY Subsidiary;

(B) violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to CMTY or any CMTY Subsidiary or any of their respective properties or assets; or

(C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of CMTY or any CMTY Subsidiary under, any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which CMTY or any CMTY Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, excluding from clauses (B) and (C) any such items which, in the aggregate, would not have a Material Adverse Effect.

4.04 Consents.

Except for consents and approvals of, or filings with, the SEC, the FRB, the FDIC, the OTS, the PDB, the PDS, the NASD and state securities authorities, no consents or approvals of, or filings or registrations with, any public body or authority are necessary and, except where the failure to obtain any consent or approval would constitute a Material Adverse Effect, no consents or approvals of any third party to a Material Contract are (or will be) necessary in connection with the execution and delivery of this Agreement by CMTY or the consummation of the Contemplated Transactions.

4.05 Financial Statements.

(a) CMTY has filed the CMTY Financials with the SEC, except those pertaining to quarterly periods commencing after June 30, 2006, which it will file on or before the applicable deadline. The filed CMTY Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of CMTY as of and for the periods ended on the dates thereof, in accordance with GAAP consistently applied, except in each case as may be noted therein, and subject to normal year-end adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(b) To the Knowledge of CMTY, CMTY did not have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not fully reflected or reserved against in the balance sheets included in the CMTY Financials as of June 30, 2006, which would have been required to be reflected therein in accordance with GAAP consistently applied or disclosed in a footnote thereto, except for liabilities and obligations which were incurred in the ordinary course of business consistent with past practice, and except for liabilities and obligations which are within the subject matter of a specific representation and warranty herein or which otherwise have not had a Material Adverse Effect.

4.06 No Material Adverse Change. Neither CMTY nor any CMTY Subsidiary has suffered any adverse change in their respective assets, financial condition or results of operations since June 30, 2006 which change has had a Material Adverse Effect.

4.07 Taxes.

(a) CMTY and the CMTY Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a) of which CMTY is the common parent. CMTY has filed, and will file, all material federal, state and local tax returns required to be filed by, or with respect to, CMTY and the CMTY Subsidiaries on or prior to the Closing Date, except to the extent that any failure to file or any inaccuracies would not, individually or in the aggregate, have a Material Adverse Effect, and has paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which are shown on such returns to be due for the periods covered thereby from CMTY or any CMTY Subsidiary to any applicable taxing authority, on or prior to the Closing Date, other than taxes which (i) are not delinquent or are being contested in good faith, (ii) have not been finally determined, or (iii) the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(b) No consent pursuant to IRC Section 341(f) has been filed, or will be filed prior to the Closing Date, by or with respect to CMTY or any CMTY Subsidiary.

(c) To the Knowledge of CMTY, there are no material disputes pending, or claims asserted in writing, for taxes or assessments upon CMTY or any CMTY Subsidiary, nor has CMTY nor any CMTY Subsidiary been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period.

(d) Proper and accurate amounts have been withheld by CMTY and each CMTY Subsidiary from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so is not reasonably likely to have a Material Adverse Effect.

4.08 Contracts. Except as described on CMTY Disclosure Schedule 4.08 or in documents listed as exhibits to CMTY’s Securities Documents, neither CMTY nor any CMTY Subsidiary is a party to or subject to: (i) any agreement which by its terms limits the payment of dividends by CMTY or any CMTY Subsidiary, (ii) any contract, other than this Agreement, which restricts or prohibits it from engaging in any type of business permissible under applicable law or (iii) any agreement which may adversely affect the ability of CMTY or any CMTY Subsidiary to consummate the Contemplated Transactions.

4.09 Ownership of Property; Insurance Coverage.

(a) CMTY and each CMTY Subsidiary has, and will have as to property acquired after the date hereof, good, and as to real property, marketable, title to all material assets and properties owned by CMTY or such CMTY Subsidiary, whether real or personal, tangible or intangible, including securities, assets and properties reflected in the balance sheets contained in the CMTY Financials or acquired subsequent thereto (except to the extent that such securities are held in any fiduciary or agency capacity and except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, or have been disposed of as obsolete since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except:

(i) those items that secure liabilities for borrowed money and that are set forth in CMTY Disclosure Schedule 4.09 or permitted under Article V hereof;

(ii) statutory liens for amounts not yet delinquent or which are being contested in good faith;

(iii) liens for current taxes not yet due and payable;

(iv) pledges to secure deposits and other liens incurred in the ordinary course of banking business;

(v) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent; and

(vi) dispositions and encumbrances for adequate consideration in the ordinary course of business.

CMTY and each CMTY Subsidiary have the right under leases of material properties used by CMTY or such CMTY Subsidiary in the conduct of their respective businesses to occupy and use all such properties in all material respects as presently occupied and used by them.

(b) With respect to all agreements pursuant to which CMTY or any CMTY Subsidiary has purchased securities subject to an agreement to resell, if any, CMTY or such CMTY Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby, except to the extent that any failure to obtain such a lien or maintain such collateral would not, individually or in the aggregate, have a Material Adverse Effect.

(c) CMTY and each CMTY Subsidiary maintain insurance in amounts considered by CMTY to be reasonable for their respective operations, and such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither CMTY nor any CMTY Subsidiary has received notice from any insurance carrier that:

(i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii) premium costs with respect to such insurance will be substantially increased; except to the extent such cancellation, reduction, elimination or increase would not have a Material Adverse Effect.

(d) CMTY and each CMTY Subsidiary maintain such fidelity bonds, directors’ and officers’ liability insurance and errors and omissions insurance as may be customary or required under applicable laws or regulations.

4.10 Financing. At the Effective Date, CMTY will have available cash sufficient to pay the amounts required to be paid to BFC stockholders pursuant to this Agreement and shares available and reserved to pay the Common Stock Consideration, upon consummation of the Merger.

4.11 Legal Proceedings. Except as set forth in CMTY Disclosure Schedule 4.11, neither CMTY nor any CMTY Subsidiary is a party to any, and there are no pending or, to the Knowledge of CMTY, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or inquiries of any nature:

(a) against CMTY or any CMTY Subsidiary;

(b) to which the assets of CMTY or any CMTY Subsidiary are subject;

(c) challenging the validity or propriety of any of the Contemplated Transactions; or

(d) which could materially adversely affect the ability of CMTY or any other CMTY Subsidiary to perform their respective obligations under this Agreement and the Bank Plan of Merger; except for any proceedings, claims, actions, investigations, or inquiries referred to in clauses (a) or (b) which, individually or in the aggregate, would not have a Material Adverse Effect.

4.12 Compliance with Applicable Law and Agreements.

(a) CMTY and each CMTY Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any Regulatory Authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of their respective businesses nor otherwise have a Material Adverse Effect.

(b) CMTY and each CMTY Subsidiary have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any Regulatory Authority, and have filed all other reports and statements required to be filed by them, including without limitation any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect.

(c) No Regulatory Authority has initiated any proceeding or, to the Knowledge of CMTY, investigation into the businesses or operations of CMTY or any of its Subsidiaries, except where any such proceedings or investigations will not, individually or in the aggregate, have a Material Adverse Effect, or such proceedings or investigations have been terminated or otherwise resolved.

(d) Neither CMTY nor any CMTY Subsidiary has received any notification or communication from any Regulatory Authority:

(i) asserting that CMTY or any CMTY Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to CMTY or any CMTY Subsidiary;

(iii) requiring or threatening to require CMTY or any CMTY Subsidiary, or indicating that CMTY or any CMTY Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of CMTY or any CMTY Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of CMTY or any CMTY Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a Regulatory Agreement”); in each case except as heretofore disclosed to BFC.

(e) Neither CMTY nor any CMTY Subsidiary has received, consented to, or entered into any pending Regulatory Agreement.

(f) To the Knowledge of CMTY, there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any Regulatory Agreement which if resolved in a manner adverse to CMTY or any CMTY Subsidiary would have a Material Adverse Effect.

(g) There is no injunction, order, judgment or decree imposed upon CMTY or any CMTY Subsidiary or the assets of CMTY or any CMTY Subsidiary which has had, or, to the Knowledge of CMTY, would have, a Material Adverse Effect.

(h) Neither CMTY nor any CMTY Subsidiary has breached or defaulted on any agreement, contract, commitment, arrangement or other instrument to which any of them is a party or by which any of them may be bound, other than any breach or default that would not have a Material Adverse Effect.

4.13 ERISA.

(a) CMTY has delivered or made available to BFC true and complete copies of any employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements, all of which are listed in CMTY Disclosure Schedule 4.13, currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of CMTY or any other entity (a “CMTY ERISA Affiliate”) that, together with CMTY, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o) (collectively, the “CMTY Benefit Plans”), together with:

(i) the most recent actuarial reports (if any) and financial reports relating to those CMTY Benefit Plans which constitute “qualified plans” under IRC Section 401(a);

(ii) the most recent Form 5500 (if any) relating to such CMTY Benefit Plans filed by them, respectively, with the IRS; and

(iii) the most recent IRS determination letters which pertain to any such CMTY Benefit Plans.

(b) Neither CMTY nor any CMTY ERISA Affiliate, and no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by CMTY or any CMTY ERISA Affiliate, has incurred any liability to the Pension Benefit Guaranty Corporation or to the IRS with respect to any pension plan qualified under IRC Section 401(a), except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) (with respect to which the 30 day notice requirement has not been waived) occurred with respect to any such pension plan.

(c) Neither CMTY nor any CMTY ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d) Each CMTY Benefit Plan has been maintained, operated and administered in compliance in all respects with its terms and related documents or agreements and the applicable provisions of all laws, including ERISA and the IRC, except where any such non-compliance would not have a Material Adverse Effect.

(e) There is no existing, or, to the Knowledge of CMTY, contemplated, audit of any CMTY Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority. In addition, there are no pending or threatened claims by, on behalf of or with respect to any CMTY Benefit Plan, or by or on behalf of any individual participant or beneficiary of any CMTY Benefit Plan, alleging any violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits not in dispute and expected to be granted promptly in the ordinary course of business), nor to the Knowledge of CMTY, is there any basis for such claim.

4.14 Brokers and Finders. Neither CMTY, any CMTY Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Boenning & Scattergood, Inc.

4.15 CRA Compliance. CMTY and Community are in material compliance with the applicable provisions of the CRA, and, as of the date hereof, Community has received a CRA rating of “satisfactory” or better from the FDIC. To the Knowledge of CMTY, there is no fact or circumstance or set of facts or circumstances which would cause Community to fail to comply with such provisions in a manner which would have a Material Adverse Effect.

4.16 Bank Merger.

(a) Community has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of the Bank Plan of Merger by Community and the consummation by Community of the Bank Merger have been (or will be) duly and validly approved by the Board of Directors of Community and by CMTY as sole shareholder of Community, and no other corporate proceedings on the part of Community are necessary to consummate the Bank Merger. Subject to receipt of required approvals of Regulatory Authorities, the Bank Plan of Merger, upon its execution and delivery by Community concurrently with the execution and delivery of this Agreement, will constitute the valid and binding obligation of Community, enforceable against Community in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of the Bank Plan of Merger and the consummation of the Bank Merger will not:

(i) conflict with or result in a breach of any provision of the respective articles of incorporation or association or bylaws of CMTY or Community;

(ii) subject to receipt of required approvals of Regulatory Authorities, violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to CMTY or Community or any of their respective properties or assets; or

(iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of CMTY or Community under, any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which CMTY or Community is a party, or by which they or any of their respective properties or assets may be bound or affected; excluding from clauses (ii) and (iii) any such items which, in the aggregate, would not have a Material Adverse Effect.

4.17 Information to be Supplied.

(a) The information supplied by CMTY for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Prospectus/Proxy Statement is mailed to stockholders of BFC, and up to and including the date of the BFC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(b) The information supplied by CMTY for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

4.18 Reorganization. As of the date hereof, CMTY does not have any reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the IRC. CMTY shall not take any action which would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

4.19 CMTY Common Stock. The shares of CMTY Common Stock to be issued and delivered to BFC stockholders in accordance with this Agreement, when so issued and delivered, will be validly authorized and issued and fully paid and non-assessable, and no shareholder of CMTY shall have any pre-emptive right with respect thereto.

4.20 Securities Documents. CMTY has delivered to or made available to BFC copies of:

(a) the annual reports to shareholders for the years 2003, 2004 and 2005 that were delivered with its proxy statements for such years;

(b) all other reports, registration statements and filings of CMTY filed with the SEC since January 1, 2006; and

(c) CMTY’s proxy materials used in connection with its meetings of shareholders held in 2005 and 2006.

Such reports and proxy materials complied, in all material respects, and any future SEC reports, filings, and proxy materials will comply, in all material respects, with the rules and regulations of the SEC to the extent applicable thereto. All such SEC reports, filings and proxy materials did not and will not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

4.21 Rights Agreement. No event or circumstance has occurred resulting in, and neither the execution nor consummation of this Agreement by CMTY will result in the grant, issuance or triggering of any right or entitlement or the obligation to grant or issue any interest in CMTY Common Stock or enable or allow any right or other interest associated with the Rights Agreement to be exercised, distributed or triggered.

4.22 “Well Capitalized”. CMTY and Community are “well capitalized” within the meaning of the FRB’s and FDIC’s regulations, respectively. CMTY and Community will be “well capitalized” on the Closing Date.

4.23 Quality of Representations. To the Knowledge of CMTY, no representation made by CMTY in this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

4.24 Environmental.

(a) Except as set forth in CMTY Disclosure Schedule 4.24(a), to the Knowledge of CMTY, neither CMTY nor any CMTY Subsidiary, nor any property owned or operated by CMTY or any CMTY Subsidiary, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, would not have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims or notices, including without limitation notices, demand letters or requests for information from any Regulatory Authority, instituted or pending, or, to the Knowledge of CMTY, threatened, or any investigation pending, relating to the liability of CMTY or any CMTY Subsidiary with respect to any property owned or operated by CMTY or any CMTY Subsidiary under any Environmental Law, except as to any such actions or other matters which would not result in a Material Adverse Effect.

(b) To the Knowledge of CMTY, no property, now or formerly owned or operated by CMTY or any CMTY Subsidiary or on which CMTY or any CMTY Subsidiary holds or held a mortgage or other security interest or has foreclosed or taken a deed in lieu of foreclosure, has been listed or proposed for listing on the National Priority List under the CERCLA, on the Comprehensive Environmental Response Compensation and Liabilities Information System, or any similar state list, or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against CMTY or any CMTY Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage claim, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.

4.25 Allowance for Loan Losses. The allowance for loan losses shown, and to be shown, on the balance sheets contained in the CMTY Financials have been, and will be, established in accordance with GAAP and all applicable regulatory criteria.

ARTICLE V-COVENANTS OF THE PARTIES

5.01 Conduct of BFC’s Business. From the date hereof through the Closing Date, except as otherwise set forth herein, BFC shall, and shall cause each BFC Subsidiary to, in all material respects, conduct its businesses and engage in transactions only in the ordinary course and consistent with past practice, except as otherwise required or contemplated by this Agreement or with the written consent of CMTY. BFC shall, and shall cause each BFC Subsidiary to, use its reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of BFC or the BFC Subsidiaries and others with whom business relationships exist. From the date hereof through the Closing Date, except as otherwise consented to in writing by CMTY (such consent shall not be unreasonably withheld) or as permitted by this Agreement, BFC shall not, and shall not permit any BFC Subsidiary to:

(a) change any provision of its articles of incorporation or of its bylaws;

(b) change the number of authorized or issued shares of its capital stock; repurchase any shares of capital stock; or issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of capital stock; declare, set aside or pay any dividend or other distribution in respect of capital stock; initiate a dividend reinvestment plan; or redeem or otherwise acquire any shares of BFC capital stock; except that:

(i) subject to applicable regulatory restrictions, if any, BUCS may pay cash dividends to BFC sufficient for BFC to fund any dividend by BFC permitted hereunder;

(ii) any BFC Subsidiary may pay dividends to BFC in the ordinary course of business consistent with past practice;

(c) grant any severance or termination pay to (other than pursuant to policies or agreements of BFC or any BFC Subsidiary in effect on the date hereof) or enter into or amend any employment, consulting, severance, “change-in-control” or termination contract or arrangement with any officer, director, employee, independent contractor, agent or other person associated with BFC or any BFC Subsidiary;

(d) grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with BFC or any BFC Subsidiary, except for:

(i) routine periodic pay increases, selective merit pay increases and pay-raises in connection with promotions, all in accordance with past practice; provided, however, that such pay increases and raises shall not exceed five percent (5%) in the aggregate;

(ii) subject to the approval of CMTY, which shall not be unreasonably withheld, annual bonuses in the ordinary course (other than timing of payment) for 2006 as scheduled at BFC Disclosure Schedule 5.01(d)(ii), determined consistently with past practice and in accordance with policies or agreements of BFC or any BFC Subsidiary in effect on the date hereof, to be payable on or before December 31, 2006, to persons designated by BFC; and

(e) merge or consolidate with any other corporation; sell or lease all or any substantial portion of its assets or businesses; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization; enter into a purchase and assumption transaction with respect to deposits, loans or liabilities; relocate or surrender its certificate of authority to maintain, or file an application for the relocation of, any existing office; file an application for a certificate of authority to establish a new office; change the status of any office as to its supervisory jurisdiction; or fail to maintain and enforce in any material respect its code of ethics and applicable compliance procedures;

(f) sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice; subject any asset to a lien, pledge, security interest or other encumbrance, other than in the ordinary course of business consistent with past practice; modify in any material manner the manner in which it has heretofore conducted its business or enter into any new line of business; incur any indebtedness for borrowed money, except in the ordinary course of business, consistent with past practice;

(g) take any action which would result in any of the conditions set forth in Article VI hereof not being satisfied;

(h) change any method, practice or principle of accounting, except as required by changes in GAAP concurred in by its independent certified public accountants; or change any assumption underlying, or any method of calculation of, depreciation of any type of asset or establishment of any reserve;

(i) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material agreement to which it is a party, other than in the ordinary course of business, consistent with past practice;

(j) implement any pension, retirement, profit-sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or except as may otherwise be provided for herein, amend any existing plan or arrangement except as required by law;

(k) materially amend or otherwise modify its underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

(l) enter into, renew, extend or modify any other transaction with any Affiliate, other than deposit and loan transactions in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

(m) enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement;

(n) take any action that would accelerate any right of payment to any individual under any employment agreement, except (i) in the ordinary course of business consistent with past practice, (ii) for the execution of this Agreement or (iii) pursuant to Sections 5.01(c) and 5.01(d)(i) of this Agreement;

(o) purchase any security for its investment portfolio rated less than “AAA” or higher by either Standard & Poor’s Corporation or higher by Moody’s Investor Services, Inc., except as approved by CMTY (which approval shall not be unreasonably withheld);

(p) except as set forth in BFC Disclosure Schedule 5.01(p), make any capital expenditure of $25,000 or more; or undertake or enter into any lease, contract or other commitment for its account, other than in the ordinary course of business, involving an unbudgeted expenditure by BFC of more than $25,000, or extending beyond twelve (12) months from the date hereof;

(q) take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(r) agree to do any of the foregoing.

5.02 Access; Confidentiality. From the date hereof through the Closing Date:

(a) Each party hereto shall afford to the other, including its authorized agents and representatives, reasonable access to its and its Subsidiaries’ businesses, properties, assets, books and records and personnel, at reasonable hours and after reasonable notice; and the officers of each party shall furnish the other party making such investigation, including its authorized agents and representatives, with such financial and operating data and other information with respect to such businesses, properties, assets, books and records and personnel as the party making such investigation, or its authorized agents and representatives, shall from time to time reasonably request.

(b) Each party hereto agrees that it, and its authorized agents and representatives, will conduct such investigation and discussions hereunder in a confidential manner and otherwise in a manner so as not to interfere unreasonably with the other party’s normal operations and customer and employee relationships. Neither BFC, CMTY, nor any of their respective Subsidiaries, shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize attorney-client privilege or similar privilege with respect to such information or contravene any law, rule, regulation, decree, order, fiduciary duty or agreement entered into prior to the date hereof.

(c) All information furnished to CMTY or BFC by the other in connection with the Contemplated Transactions, whether prior to the date of this Agreement or subsequent hereto, shall be held in confidence to the extent required by, and in accordance with, the Confidentiality Agreement.

5.03 Regulatory Matters. From the date hereof through the Closing Date:

(a) CMTY and BFC shall cooperate with one another in the preparation and filing of the Registration Statement (including the Prospectus/Proxy Statement) and all Applications and the making of all filings for, and shall use their reasonable best efforts to obtain, as promptly as practicable, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions. CMTY and BFC shall each give the other reasonable time to review and comment on any Application to be filed by it prior to the filing of such Application with the relevant Regulatory Authority, and each shall consult the other with respect to the substance and status of such filings. The Registration Statement and the Applications shall be filed within 90 days of the date hereof.

(b) BFC and CMTY shall each promptly furnish the other with copies of written communications to, or received by them from, any Regulatory Authority in respect of the Contemplated Transactions.

(c) BFC and CMTY shall cooperate with each other in the foregoing matters and shall furnish the other with all information concerning itself as may be necessary or advisable in connection with any Application or filing, including any report filed with the SEC, made by or on behalf of such party to or with any Regulatory Authority in connection with the Contemplated Transactions, and in each such case, such information shall be accurate and complete in all material respects. In connection therewith, BFC and CMTY shall use their reasonable good faith efforts to provide each other certificates and other documents reasonably requested by the other.

5.04 Taking of Necessary Actions. From the date hereof through the Closing Date, in addition to the specific agreements contained herein, each party hereto shall use reasonable best efforts to take, or cause to be taken by each of its Subsidiaries, all actions, and to do, or cause to be done by each of its Subsidiaries, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Contemplated Transactions including, if necessary, appealing any adverse ruling in respect of any Application.

5.05 No Solicitation. BFC shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to:

(a) initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes an Acquisition Proposal (as defined herein);

(b) enter into or maintain or continue discussions or negotiate with any person in furtherance of an Acquisition Proposal, unless the failure to do so, in the good faith judgment of the BFC board of directors, after consultation with its legal counsel, could reasonably constitute a breach of fiduciary duty by the directors of BFC under the laws of the State of Maryland; or

(c) agree to or endorse any Acquisition Proposal, unless the failure to do so, in the good faith judgment of the BFC board of directors, after consultation with its legal counsel, could reasonably constitute a breach of fiduciary duty by the directors of BFC under the laws of the State of Maryland.

BFC shall notify CMTY as promptly as practicable, in reasonable detail, as to any inquiries and proposals which it or any of its representatives or agents may receive.

As used herein, the term “Acquisition Proposal” means a bona fide proposal (including a written communication) from a party other than CMTY or an Affiliate of CMTY for: (A) any merger, consolidation or acquisition of all or substantially all the assets or liabilities of BFC or BUCS, or any other business combination involving BFC or BUCS; or (B) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 24.9% or more of the then outstanding shares of BFC Common Stock or the then outstanding shares of common stock of BUCS.

5.06 Update of Disclosure Schedules. Through the Closing Date, BFC shall update the BFC Disclosure Schedules, and CMTY shall update the CMTY Disclosure Schedules, as promptly as practicable after the occurrence of any event which, if such event had occurred prior to the date hereof, would have been disclosed on such schedule.

5.07 Other Undertakings by CMTY and BFC.

(a) Undertakings of BFC.

(i) Stockholder Approval. BFC shall submit this Agreement to its stockholders for approval at a meeting (the “BFC Stockholders Meeting”) with the recommendation (unless it believes, after consultation with its legal counsel, that such recommendation could reasonably violate the BFC Board of Directors’ fiduciary duties) of its Board of Directors to such stockholders to approve this Agreement. The BFC Stockholders Meeting shall be held not later than 45 days (subject to the effectiveness of the Registration Statement) after all consents of Regulatory Authorities have been received and all other conditions have been satisfied or waived (other than those conditions which are to be fulfilled at the Closing). In the event BFC receives an Acquisition Proposal and it has not violated Section 5.05 of this Agreement, nothing set forth in this Agreement shall prohibit BFC from submitting an Acquisition Proposal to its stockholders for consideration.

(ii) Environmental Audit. BFC shall permit CMTY, if CMTY elects to do so, at CMTY’s own cost and expense, to cause a “Phase I environmental audit” to be performed at any physical location owned by BFC or any BFC Subsidiary. In the event any such Phase I audit indicates that further study is necessary, BFC shall permit CMTY to cause a Phase II audit to be performed at CMTY’s expense as well.

(b) Undertakings of CMTY and BFC.

(i) Filings and Approvals. CMTY and BFC shall cooperate with each other in the preparation and filing, as soon as practicable, of:

(A) the Applications;

(B) the Registration Statement (including the Prospectus/Proxy Statement) and related filings, if any, under state securities laws relating to the Merger; and

(C) all other documents necessary to obtain any other approvals and consents required to effect consummation of the Contemplated Transactions.

(ii) Public Announcements. CMTY and BFC shall agree upon the form and substance of any press release related to this Agreement and the Contemplated Transactions, but nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which its counsel deems necessary under applicable law.

(iii) Maintenance of Insurance. CMTY and each CMTY Subsidiary, and BFC and each BFC Subsidiary, shall maintain insurance in such amounts as CMTY and BFC, respectively, believe are reasonable to cover such risks as are customary in relation to the character and location of its and their respective Subsidiaries’ properties and the nature of its and their respective Subsidiaries’ businesses.

(iv) Maintenance of Books and Records. CMTY and each CMTY Subsidiary, and BFC and each BFC Subsidiary, shall maintain books of account and records on a basis consistent with past practice.

(v) Taxes. CMTY and each CMTY Subsidiary, and BFC and each BFC Subsidiary, shall file all federal, state, and local tax returns required to be filed by it on or before the date such returns are due, including any extensions, and pay all taxes shown to be due on such returns on or before the dates such payments are due, except those being contested in good faith.

(vi) Integration Team. CMTY and BFC shall cooperate with each other in the selection of an integration team, which team shall plan and implement an orderly, cost-effective consolidation of the deposit and information technology operations of Community and BUCS.

(vii) In-House Operations. CMTY and BFC shall, subject to applicable legal requirements, cooperate with each other in an orderly, cost-effective consolidation of operations.

(viii) Delivery of Financial Statements. CMTY and BFC shall each deliver to the other, as soon as practicable after the end of each month and after the end of each calendar quarter prior to the Effective Date, commencing with the month ended September 30, 2006, an unaudited consolidated balance sheet as of such date and related unaudited consolidated statements of income for the periods then ended, which financial statements shall fairly present, in all material respects, its consolidated financial condition, results of operations for the periods then ended in accordance with GAAP, subject to year-end audit adjustments and footnotes.

(c) Undertakings of CMTY.

(i) Employee Severance Policy.

(A) After consultation with BFC, prior to or soon after the Closing Date, inform each BFC employee of the likelihood of such employee having continued employment with CMTY, Community or any other CMTY Subsidiary following the Closing, and will permit any BFC employee to apply for any employment position posted as available with CMTY, Community or any other CMTY Subsidiary. If CMTY elects to eliminate a position or does not offer the employee a position of substantially similar job descriptions or responsibilities at substantially the same salary level in a work location within twenty-five (25) miles of the employee’s then current work location with BFC (referred to herein as “Comparable Employment”), CMTY will make severance payments to the displaced employee as set forth in this Section 5.07(c)(i).

(B) Subject to the following minimum benefits, CMTY will grant an Eligible BFC Employee two (2) weeks of severance pay (at his then current pay rate) for each year of service with BFC or any BFC Subsidiary prior to the employment termination date, provided however, that the minimum benefit for employees shall be four (4) weeks’ salary, and the maximum severance benefit will be twenty-six (26) weeks’ salary for BFC employees.

(C) All employees of BFC or of any BFC Subsidiary who are employed by BFC or any BFC Subsidiary as of the date of this Agreement and who continued to be employed as of the Closing Date, and to whom CMTY does not offer Comparable Employment (as defined in Section 5.07(c)(i)(A)) with CMTY or a CMTY Subsidiary (each, an “Eligible BFC Employee”) will be eligible for severance benefits set forth in this Section 5.07(c)(i), except that no employee of BFC or of any BFC Subsidiary who shall receive any payment or benefit pursuant to any “change in control” agreement or similar plan or right shall be an Eligible BFC Employee.

(D) Each Eligible BFC Employee will remain eligible for such benefits if his or her employment is terminated, other than for “cause,” within nine (9) months after the Effective Date.

(E) CMTY shall make general outplacement services and job counseling services available to each Eligible BFC Employee who was a management employee of BFC as of the date of this Agreement and to any individual who was employed by BFC as of the date of this Agreement and who receives any payment or benefit pursuant to any “change in control” agreement or similar plan or right in connection with the Merger, on a basis to be mutually agreed upon by BFC and CMTY prior to the Effective Date.

(F) For purposes of this Section 5.07(c)(i), “cause” means the employer’s good faith reasonable belief that the employee (1) committed fraud, theft or embezzlement; (2) falsified corporate records; (3) disseminated confidential information concerning customers, CMTY, any CMTY Subsidiary or any of its or their employees in violation of any applicable confidentiality agreement or policy; (4) had documented continuing unsatisfactory job performance; or (5) violated CMTY’s Code of Conduct.

(ii) Employee Benefits

(A) As of the Effective Date, each employee of BFC or of any BFC Subsidiary who becomes an employee of CMTY or of any CMTY Subsidiary shall be entitled to full credit for each year of service with BFC or the BFC Subsidiary for purposes of determining eligibility for participation and vesting and other appropriate benefits, but not benefit accrual, in CMTY’s, or as appropriate, in the CMTY Subsidiary’s, employee benefit plans, programs and policies. CMTY shall use the original date of hire by BFC or a BFC Subsidiary in making these determinations.

(B) The employee benefits provided to former employees of BFC or a BFC Subsidiary after the Effective Date shall be equivalent in the aggregate to the employee benefits provided by CMTY or its Subsidiaries to their similarly situated employees. The medical, dental and life insurance plans, programs or policies, if any, that become applicable to former employees of BFC or any BFC Subsidiary shall not contain any waiting period for coverage or exclusion or limitation with respect to any pre-existing condition of any such employees or their dependents. In the event that the parties’ medical or dental welfare benefit plans are merged prior to December 31, 2006, any deductibles, co-payments or other out-of-pocket expenses paid by a participant under any BFC or BFC Subsidiary medical or dental welfare benefit plan with respect to the period from January 1, 2006 through the Effective Date shall be credited towards the satisfaction of any like deductible, co-payment or other out-of-pocket expenses under the applicable CMTY or CMTY Subsidiary medical or dental welfare benefit plan.

(C) Prior to the Effective Date, BFC shall amend the BUCS 401(k) Plan to freeze participation and contributions under the plan. As of the Effective Date, or as soon as practicable thereafter, the BUCS 401(k) Plan shall be merged into CMTY’s 401(k) plan. Prior to the Effective Date, contributions to the BUCS 401(k) Plan shall be made consistent with past practices on the regularly scheduled payment dates.

(D) With respect to the BUCS ESOP, the BUCS ESOP shall terminate as of the Effective Date in accordance with the terms of such plan in effect as of the date of this Agreement. Prior to the Effective Date, contributions and accruals of such contributions to the BUCS ESOP by BUCS shall continue in the ordinary course of business and consistent with past practice. As of and immediately prior to the Effective Date, BUCS shall make a pro rata contribution for the period from the beginning of such most recent ESOP Plan Year beginning prior to the Effective Date and ending with the Effective Date and pro rata payment on the BUCS ESOP loan shall be made for such final Plan Year or short plan year. The aggregate Merger Consideration received by the BUCS ESOP trust in connection with the Merger with respect to the unallocated shares of BFC Common Stock existing after the Effective Date shall be first applied by the ESOP trustee for the full repayment of the ESOP loan. The balance of the Merger Consideration (if any) received by the ESOP trust with respect to such unallocated shares of BFC Common Stock shall be allocated as earnings to the accounts of all participants in the BUCS ESOP who have account assets held by such ESOP trust (whether or not such participants are then actively employed BUCS) and beneficiaries in proportion to the account balances of such participants and beneficiaries, in accordance with the BUCS ESOP’s terms and conditions in effect as of the date of the Agreement, to the maximum extent permitted under the Code and applicable law. The accounts of all participants and beneficiaries in the BUCS ESOP immediately prior to the Effective Date shall become 100% vested as of the Effective Date. As soon as practicable after the date hereof, but in no event later than 60 days after the date of this Agreement, BFC, BUCS and its counsel shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the BUCS ESOP as of the Effective Date, with a copy to be provided to CMTY. As soon as practicable after the later of the Effective Date or the receipt of a favorable determination letter for termination from the IRS, the account balances in the BUCS ESOP shall be distributed to participants and beneficiaries or transferred to an eligible individual retirement account as a participant or beneficiary may direct. In no event shall any assets f the BUCS ESOP trust be utilized in a manner other than for the benefit of BUCS ESOP participants and beneficiaries existing as of the Effective Date.

(E) Subject to the other provisions of this Section 5.07(c)(ii), after the Effective Date, CMTY may discontinue, amend, convert to, or merge with, an CMTY or CMTY Subsidiary plan any BFC Benefit Plan other than the BUCS ESOP, subject to such plan’s provisions and applicable law.

(F) Each employee of BFC or a BFC Subsidiary who remains an employee of BFC or a BFC Subsidiary, or CMTY or a CMTY Subsidiary, as applicable, until or after the Effective Date, shall be entitled to carry over any accrued but unused vacation time up to a maximum of 80 hours in accordance with BFC’s policies as a continuing employee of CMTY and receive a cash payment at the Effective Date calculated at such employee’s rate of pay as of the Effective Date equal to such employee’s accrued but unused BFC vacation time (determined as of the Effective Date) in excess of any accrued vacation time carried over. Further, any accrued but unused CMTY vacation time including any vacation carryover up to a maximum of 80 hours (from the Effective Date through the date of termination of employment) shall be paid out upon termination of employment with BFC or a BFC Subsidiary, or CMTY or a CMTY Subsidiary, as applicable. Each employee of BFC or a BFC Subsidiary who becomes an employee of CMTY or a CMTY Subsidiary shall receive, for purposes of CMTY vacation policy, credit for all service with BFC or a BFC Subsidiary credited to each such employee under BFC’s vacation policy. The cash payment to be made following termination of employment will be made on CMTY’s next available payroll date following termination of employment.

(G) CMTY shall honor the existing employment and change in control agreements in effect as of the date of this Agreement as set forth in BFC Disclosure Schedule 3.08(a). As of the Effective Time BUCS shall make a payment to each individual who is a party to an employment agreement or change in control severance agreement as set forth at Disclosure Schedule 3.08(a) as payment for termination of such written agreement.

(iii) Use of the “BUCS” name. Following consummation of the Contemplated Transactions, and for a period of one year, CMTY shall cause Community, in accordance with applicable banking regulations, to use the “BUCS” name in the operation of the BUCS’ branch offices which are in operation in Owings Mills, Maryland on the Effective Date, subject to Community’s discretion to use the “BUCS” name in conjunction with Community’s name and brand.

(iv) Indemnification, Insurance.

(A) CMTY shall indemnify, defend, and hold harmless the present and former directors, officers, employees and agents of BFC and the BFC Subsidiaries (each, an “Indemnified Party”) against all losses, expenses (including reasonable attorneys’ fees), claims, damages or liabilities and amounts paid in settlement arising out of actions or omissions or alleged acts or omissions (collectively, “Prior Acts”) occurring at or prior to the Effective Date (including the Contemplated Transactions) to the fullest extent permitted by Pennsylvania law, including provisions relating to advances of expenses incurred in the defense of any proceeding to the fullest extent permitted by Pennsylvania law upon receipt of any undertaking required by Pennsylvania law. Without limiting the foregoing, in a case (if any) in which a determination by CMTY is required to effectuate any indemnification, CMTY shall direct, at the election of the Indemnified Party, that the determination shall be made by independent counsel mutually agreed upon between CMTY and the Indemnified Party.

(B) CMTY shall, and it shall cause Community to, keep in effect provisions in its articles of incorporation or association and bylaws providing for exculpation of director and officer liability and its indemnification of the Indemnified Parties to the fullest extent permitted by applicable law, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties’ right to indemnification.

(C) CMTY shall use its reasonable best efforts (and BFC shall cooperate and assist prior to the Effective Date in these efforts), at no expense to the beneficiaries, to:

(1) maintain directors’ and officers’ liability insurance (“D&O Insurance”) with respect to matters occurring at or prior to the Effective Date, issued by a carrier assigned a claims-paying ability rating by A.M. Best & Co. of “A (Excellent)” or higher; or

(2) obtain coverage for Prior Acts of the Indemnified Parties under the D&O Insurance policies currently maintained by CMTY;

in either case, providing at least the same coverage as the D&O Insurance currently maintained by BFC, for a period of at least six (6) years from the Effective Date; provided, that CMTY shall not be obligated to make annual premium payments for such six-year period in respect of the D&O Insurance which exceed, for the portion related to BFC’s directors and officers, 200% of the annual premium payment, as of the date hereof, under BFC’s current policy in effect on the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, CMTY shall use its reasonable best efforts to maintain the most advantageous policies of D&O Insurance obtainable for a premium equal to the Maximum Amount.

(D) If any claim is made against an Indemnified Party who is covered or potentially covered by insurance, neither Community nor CMTY shall do anything that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition thereof.

(E) If CMTY or any of its successors or assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger or shall transfer all or substantially all of its assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of CMTY shall assume the obligations set forth in this Section 5.07(c)(iv).

(F) The provisions of this Section 5.07(c)(iv) are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

(G) CMTY shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.07(c)(iv).

(v) Reorganization. From the date hereof through the Closing Date, CMTY shall not take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

(vi) Conduct of CMTY’s Business. From the date hereof through the Closing Date, CMTY shall (A) use its reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of CMTY and others with whom business relationships exist, (B) not take any action that, individually or in the aggregate, could result in the Merger not being consummated or materially delay or otherwise materially adversely affect the ability of CMTY to consummate the Contemplated Transactions by this Agreement in a timely manner, or (C) not enter into any contract with respect to, or otherwise agree to commit to do, any of foregoing contained in clause (B) of this Section 5.07(c)(vi).

(vii) Employment Agreement. CMTY shall offer an employment agreement to Moltzan, effective as of the Effective Date, that provides for (A) employment for a term of three (3) years following the Effective Date, with rolling two-year renewal terms after the first year of the term, (B) an annual salary of at least $150,000, (C) participation by Moltzan in CMTY’s management incentive and stock option plans, (D) appointment of Moltzan as regional president of the Metropolitan Baltimore region of Community, (E) payment on the Effective Date in the amount set forth in BFC Disclosure Schedule 3.08(a) for cancellation of his existing employment agreement including a change-of-control provision, (F) continued accrual and maintenance of BUCS supplemental retirement plan and existing life insurance benefits consistent with agreements between BFC and Moltzan as of the date of this Agreement and (G) such other terms and conditions as are generally contained in CMTY’s employment agreements with its other regional presidents. Such employment agreement with Mr. Moltzan will be in form and substance consistent with such agreement set forth at Exhibit 5.07(c)(vii).

(viii) CMTY shall pay retention bonuses on account of the Contemplated Transactions in amounts to be reasonably agreed upon prior to the Effective Date to persons designated by BFC and approved by CMTY (which approval shall not be unreasonably withheld.

ARTICLE VI-CONDITIONS

6.01 Conditions to the Obligations of BFC under this Agreement. The obligations of BFC hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by BFC pursuant to Section 8.03 hereof:

(a) Corporate Proceedings. All action required to be taken by, or on the part of, CMTY and Community to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by CMTY and Community, respectively, and BFC shall have received certified copies of the resolutions evidencing such authorizations.

(b) Covenants; Representations. The obligations of CMTY and Community required by this Agreement to be performed by CMTY or Community at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of CMTY set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except as to any representation or warranty to the extent the breach of such representation or warranty does not have a Material Adverse Effect.

(c) Approvals of Regulatory Authorities. Procurement by BFC and CMTY of all requisite approvals and consents of Regulatory Authorities and the expiration of the statutory waiting period or periods relating thereto for the Contemplated Transactions; and no such approval or consent shall have imposed any condition or requirement which would so materially and adversely impact the economic or business benefits to BFC or CMTY of the Contemplated Transactions that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

(d) No Injunction. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e) Officer’s Certificate. CMTY shall have delivered to BFC a certificate, dated the Closing Date and signed, without personal liability, by its Chairman or President or Chief Executive Officer, to the effect that the conditions set forth in subsections (a) through (d) of this Section 6.01 have been satisfied.

(f) Registration Statement. The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by CMTY’s counsel from state securities or authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g) Tax Opinion. BFC shall have received an opinion of Malizia Spidi & Fisch, PC, legal counsel to BFC, in form and substance reasonably satisfactory to BFC, dated the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will constitute a reorganization described in Section 368(a) of the IRC; in rendering its opinion, such counsel may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of BFC, CMTY and others.

(h) Approval by BFC’s Stockholders. This Agreement shall have been approved by the stockholders of BFC at the BFC Stockholders Meeting by such vote as is required by the MGCL and the articles of incorporation and bylaws of BFC.

(i) Other Documents. BFC shall have received such other certificates, documents or instruments from CMTY or its officers or others as BFC shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions, or related securities law compliance.

(j) Nasdaq Listing. The CMTY Common Stock, including the CMTY Common Stock to be issued in the Merger, shall have been authorized for quotation on Nasdaq.

(k) Exchange Agent Certificate. BFC shall have received a certificate from the Exchange Agent certifying that it has received adequate cash to pay the Aggregate Cash Consideration and sufficient cash for the payment of fractional shares and irrevocable authorization to issue sufficient shares for the Aggregate Stock Consideration.

(l) Updated Fairness Opinion. BFC shall have received an updated fairness opinion dated as of the date that the Prospectus/Proxy Statement is mailed to BFC stockholders stating that the Merger Consideration is fair to BFC stockholders from a financial point of view.

6.02 Conditions to CMTY’s Obligations under this Agreement. The obligations of CMTY hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by CMTY pursuant to Section 8.03 hereof:

(a) Corporate Proceedings. All action required to be taken by, or on the part of, BFC and BUCS, including the approval of the stockholders of BFC, to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by BFC and BUCS, respectively, and CMTY shall have received certified copies of the resolutions evidencing such authorizations.

(b) Covenants; Representations. The obligations of BFC and BUCS required by this Agreement to be performed by BFC and BUCS at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of BFC set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except as to any representation or warranty to the extent the breach of such representation or warranty does not have a Material Adverse Effect.

(c) Approvals of Regulatory Authorities. Procurement by CMTY and BFC of all requisite approvals and consents of Regulatory Authorities and the expiration of the statutory waiting period or periods relating thereto for the Contemplated Transactions; and no such approval or consent shall have imposed any condition or requirement which would so materially and adversely impact the economic or business benefits to CMTY or BFC of the Contemplated Transactions that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

(d) No Injunction. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e) Continuation of Current Leases and Related Agreements. The CareFirst Agreement and the real property leases to which BFC, BUCS or any BFC Subsidiary is a party as of the date of this Agreement shall not have expired or been terminated, and BFC shall have obtained all necessary consents to Community succeeding to the rights and responsibilities of BUCS under such leases and the CareFirst Agreement.

(f) Officer’s Certificate. BFC shall have delivered to CMTY a certificate, dated the Closing Date and signed, without personal liability, by its Chairman or President or Chief Executive Officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 6.02 have been satisfied.

(g) Registration Statement. The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by CMTY’s counsel from state securities authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(h) Tax Opinion. CMTY shall have received an opinion of Mette, Evans & Woodside, legal counsel to CMTY, in form and substance reasonably satisfactory to CMTY, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will constitute a reorganization described in Section 368(a) of the IRC; in rendering its opinion, such counsel may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of BFC, CMTY and others.

(i) Approval by BFC’s Stockholders. This Agreement shall have been approved by the stockholders of BFC at the BFC Stockholders Meeting by such vote as is required by the MGCL and the articles of incorporation and bylaws of BFC.

(j) Other Documents. CMTY shall have received such other certificates documents or instruments from BFC or its officers or others as CMTY shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions or related securities law compliance.

(k) Environmental Audit Results. The results of any Phase II environmental audit conducted pursuant to Section 5.07(a)(ii) hereof shall not result in a Material Adverse Effect on BFC; provided, however that (i) any such Phase II environmental audit must be completed within forty-five (45) days of the date of this Agreement, (ii) a copy of any such environmental audit must be delivered to BFC within five (5) days after the completion of such environmental audit and (iii) CMTY must terminate or irrevocably waive its right to terminate the Agreement for failure of the condition set forth in this Section 6.02(k) within ten (10) days of receiving the results of such environmental audit.

ARTICLE VII-TERMINATION

7.01 Termination prior to the Closing Date. This Agreement may be terminated on or at any time

(a) By the mutual written consent of the parties hereto

(b) By CMTY or BFC:

(i) If there shall have been any breach of any representation, warranty or obligation of the other party hereto (subject to the same standards as set forth in Sections 6.01(b) or 6.02(b), as the case may be) and such breach cannot be, or shall not have been, remedied within 30 days after receipt by such party of written notice specifying the nature of such breach and requesting that it be remedied; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such 60-day period;

(ii) If the Closing Date shall not have occurred prior to on or before April 1, 2007, provided that, if the Closing Date shall not have occurred by such date because of a breach of this Agreement by a party hereto, such breaching party shall not be entitled to terminate this Agreement in accordance with this provision; and provided further that such date shall be extended to July 1, 2007 if the conditions set forth in Article VI have not been completely satisfied and the failure of such conditions to be satisfied has not been caused by CMTY’s breach of its obligations hereunder;

(iii) If any Regulatory Authority whose approval or consent is required for consummation of the Contemplated Transactions shall issue a definitive written denial of such approval or consent and the time period for appeals and requests for reconsideration has run.

(c) By CMTY, (i) if BFC shall have breached, in any material respect, the provisions of Section 5.05 of this Agreement, (ii) if the BFC stockholders vote but fail to approve the Merger at the BFC Stockholders Meeting or (iii) if the BFC stockholders approve an Acquisition Transaction.

(d) By BFC, in order to concurrently enter into an agreement for an Acquisition Transaction in accordance with and following compliance with Section 5.05 of this Agreement.

7.02 Effect of Termination. If this Agreement is terminated pursuant to Section 7.01 hereof or otherwise, this Agreement shall forthwith become void, other than Section 5.02(b), this Section 7.02 and Section 8.01 hereof which shall remain in full force and effect, and there shall be no further liability on the part of CMTY or BFC to the other, except for any liability of CMTY or BFC under such sections of this Agreement and except for any liability arising out of a willful breach of this Agreement giving rise to such termination.

ARTICLE VIII-MISCELLANEOUS

8.01 Expenses and Other Fees.

(a) Except as set forth in Sections 8.01(b) and 8.01(c), each party hereto shall bear and pay all costs and expenses incurred by it in connection with the Contemplated Transactions, including fees and expenses of its own financial consultants, accountants and counsel.

(b) In the event this Agreement is terminated by: (i) BFC pursuant to Section 7.01(d) or (ii) CMTY pursuant to 7.01(c) (with the further conditions that, (A) in the case of a termination pursuant to Section 7.01(c)(ii), BFC received notice of an Acquisition Proposal prior to such vote of BFC stockholders and (B) in the case of a termination by CMTY pursuant to Section 7.01(c)(i) or 7.01(c)(ii) BFC enters into an agreement for an Acquisition Transaction within 18 months of the date hereof), then BFC shall make a single cash payment, as liquidated damages, to CMTY in the amount of the Termination Fee. Any payment required under this Section 8.01(b) shall be payable by BFC to CMTY (by wire transfer of immediately available funds to an account designated by CMTY) within two (2) Business Days after CMTY shall have become entitled thereto and shall have made demand therefor.

(c) Notwithstanding anything set forth in this Agreement to the contrary, if BFC pays or causes to be paid to CMTY the Termination Fee, payment of the Termination Fee shall be the sole and exclusive remedy of the CMTY hereunder and BFC will not have any further obligations or liabilities to CMTY with respect to this Agreement or the Contemplated Transactions, except that CMTY shall have the right to enforce the provisions of Section 5.02(c) and the Confidentiality Agreement. CMTY and BFC agree that the Termination Fee is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

8.02 Non-Survival of Representations and Warranties; Disclosure Schedules. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants shall terminate on the Closing Date. Without limiting the foregoing, Sections 1.02(e), 2.06, and 5.07(c) (i), (ii), (iii), (iv), (vii) and (viii) shall survive the Closing.

8.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the Closing Date, the parties may:

(a) amend this Agreement;

(b) extend the time for the performance of any of the obligations or other acts of either party hereto;

(c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or

(d) to the extent permitted by law, waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise.

This Agreement may not be amended except by an instrument in writing signed, by authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.04 Entire Agreement.

(a) This Agreement, including the documents referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written and oral, with respect to its subject matter other than the Confidentiality Agreement.

(b) This Agreement shall inure to the benefit of and be binding upon the parties hereto and its successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities, except that: any BUCS Designee may enforce Section 1.02(e)(iv) and any Indemnified Party may enforce Section 5.07(c)(iv).

8.05 No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

8.06 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given upon delivery if delivered personally, two business days after mailing if mailed by prepaid registered or certified mail, return receipt requested, or upon confirmation of good transmission if sent by telecopy, addressed as follows:

(a) If to CMTY or Community, to:

Community Banks, Inc.

777 East Park Drive

Harrisburg, Pennsylvania 17111

Attention: Eddie L. Dunklebarger, Chairman, President and CEO

Telecopy No.: 717-920-8040

with copy to:

James A. Ulsh, Esquire

Timothy A. Hoy, Esquire

Mette, Evans & Woodside

P.O. Box 5950

3401 North Front Street

Harrisburg, Pennsylvania 17110-0950

Telecopy No.: 717-236-1816

(b) If to BFC, to:

BUCS Financial Corp

10445 Mill Run Circle

Owings Mills, MD 21117

Attention: Herbert J. Moltzan, President and CEO

Telecopy No.: 443-394-6819

with a copy to:

Richard Fisch, Esquire

Malizia Spidi & Fisch, PC

901 New York Avenue, N.W.

Suite 210 East

Washington, D.C. 20001

Telecopy No.: 202-434-4661

8.07 Disclosure Schedules. Information contained on either the BFC Disclosure Schedules or the CMTY Disclosure Schedules shall be deemed to cover the express disclosure requirement contained in a representation or warranty of this Agreement and any other representation or warranty of this Agreement of such party where it is readily apparent it applies to such provision. The mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is or could result in a Material Adverse Effect.

8.08 Tax Disclosure. Notwithstanding anything else in this Agreement to the contrary, each party hereto (and each employee, representative or other agent of any party) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and federal income tax structure of any and all transaction(s) contemplated herein and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any party (or to any employee, representative, or other agent of any party) relating to such tax treatment or tax structure; provided, however, that this authorization of disclosure shall not apply to restrictions reasonably necessary to comply with securities laws. This authorization of disclosure is not effective until the earlier of (i) the date of the public announcement of discussions relating to the Contemplated Transactions, (ii) the date of the public announcement of the Contemplated Transactions, or (iii) the date of execution of an agreement (with or without conditions) to enter into the Contemplated Transactions.

8.09 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

8.10 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

8.12 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic internal law of the Commonwealth of Pennsylvania and applicable laws of the United States of America.

[SIGNATURES ON FOLLOWING PAGE]

[SIGNATURE PAGE FOR AMENDED AND RESTATED MERGER AGREEMENT BETWEEN COMMUNITY BANKS, INC. AND BUCS FINANCIAL CORP]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers under seal as of the day and year first above written.

COMMUNITY BANKS, INC.		Attest:

By:	(SEAL)
	Eddie L. Dunklebarger	Patricia E. Hoch, Senior VP and Secretary
Chairman, President and CEO

BUCS FINANCIAL CORP		Attest:

By:	(SEAL)
Herbert J. Moltzan, President and CEO

APPENDIX B

February 5, 2007

Board of Directors

BUCS Financial Corp

10455 Mill Run Circle

Owings Mills, MD 211170

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to BUCS Financial Corp (“BUCS”) as to the fairness, from a financial point of view to BUCS and its stockholders, of the consideration to be paid for the shares as proposed in the Agreement by and between Community Banks, Inc. and BUCS Financial Corp dated September 5, 2006 (the “Agreement”), pursuant to which Community Banks, Inc. and its wholly-owned subsidiary CommunityBanks (the two entities collectively referred to as “CMTY”) will acquire BUCS.

Pursuant to the Agreement and subject to limits, BUCS stockholders shall have the right to elect to receive (i) cash of $24.00 per share, (ii) a number of shares of CMTY to be calculated on the Effective Date of the Merger equal to $24.00 divided by the average closing price for the CMTY Common Stock as reported on Nasdaq for the ten consecutive trading days ending on the second trading day preceding the Effective Date (the “CMTY Floating Exchange Ratio”) provided that the Floating Exchange Ratio shall never be greater than 1.1485 (the “Fixed Exchange Ratio”), or (iii) a combination thereof. In addition, if CMTY has announced an acquisition transaction in which it will not be the surviving entity, the Fixed Exchange Ratio will be used in lieu of the CMTY Floating Exchange Ratio. The overall consideration mix shall be 35% cash and 65% CMTY common shares.

In general, FinPro, Inc. (“FinPro”) provides investment banking and consulting services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FinPro has knowledge of and experience with the Maryland and Pennsylvania bank and thrift market and financial institutions operating in this market. BUCS’ Board chose FinPro because of its expertise, experience and familiarity with the bank and thrift industry.

BUCS retained FinPro to advise the Board of Directors of BUCS in connection with its merger and acquisition activities. Pursuant to its engagement, FinPro will be paid a fee for rendering its fairness opinion relating to the merger. BUCS will pay FinPro a fee equal to 1.00% of the Aggregate Purchase Price, as defined in the engagement letter, or approximately $225,000 in the aggregate for rendering its fairness opinion and for its financial advisory assistance. The majority of FinPro’s fee is contingent upon the consummation of the proposed acquisition. Additionally, BUCS has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to being retained as BUCS’ financial advisor for this transaction, FinPro provided professional services to BUCS and has been paid for such services. The fees paid to FinPro by BUCS, prior to being retained as BUCS’ financial advisor, are not material relative to FinPro’s annual gross revenues. FinPro has never provided professional services to CMTY.

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951

B-1

Fairness Opinion as of February 5, 2007	Page: 2

In connection with its opinion, FinPro reviewed and considered, among other things:

(i) the Agreement and the exhibits thereto;

(ii) historic changes in the market for bank and thrift stocks;

(iii) the trading history and performance of CMTY’s and BUCS’ common stock;

(iv) trends and changes in the financial condition of BUCS and CMTY beginning with the twelve month period ended December 31, 2001;

(v) the most recent annual report to stockholders of BUCS and CMTY;

(vi) the most recent 10-K of CMTY and the most recent 10-KSB of BUCS;

(vii) quarterly reports on Form 10-Q of CMTY and quarterly reports on Form 10-QSB of BUCS;

(viii) the most recent audit letter to BUCS and CMTY; and

(ix) recent regulatory exam reports of BUCS and CMTY.

We also had discussions with the management of BUCS and CMTY regarding their respective financial results and have analyzed the most current financial data available for BUCS and CMTY. In addition, we considered financial studies, analyses and investigations and economic and market information that we deemed relevant. We also considered the potential pro forma financial impact of the acquisition, including assumed operating synergies.

We considered certain financial data of BUCS and compared that data to other thrifts and their holding companies that were recently merged or acquired. Furthermore, we considered the financial terms of these business combinations involving these thrifts and their holding companies.

FinPro did not independently verify the financial data provided by or on behalf of BUCS and CMTY, but instead relied upon and assumed the accuracy and completeness of the data provided.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to BUCS stockholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by BUCS and CMTY, it is FinPro’s opinion as of this date, the merger consideration being offered by CMTY is fair, from a financial point of view, to BUCS and its stockholders.

Respectfully Submitted,

/s/ FinPro, Inc.

FinPro, Inc.

Liberty Corner, New Jersey

B-2

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951

APPENDIX C

MARYLAND CORPORATIONS AND ASSOCIATIONS Code Ann (2006)

§ 3-201. “Successor” defined

(a) Corporation amending charter. — In this subtitle, except as provided in subsection (b) of this section, “successor” includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(b) Corporation whose stock is acquired. — When used with reference to a share exchange, “successor” means the corporation the stock of which was acquired in the share exchange.

§ 3-202. Right to fair value of stock

(a) General rule. — Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder’s stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation; or

(5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title.

(b) Basis of fair value. —

(1) Fair value is determined as of the close of business:

(i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under § 3-106; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

(c) When right to fair value does not apply. — Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:

(1) The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market:

(i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under § 3-106; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled, other than solely because of § 3-106 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

§ 3-203. Procedure by stockholder

(a) Specific duties. — A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under § 3-106; or

(ii) With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

(2) May not vote in favor of the transaction; and

(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

(b) Failure to comply with section. — A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand on dividend and other rights

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand

A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights

(a) When rights restored. — The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) Effect of restoration. — The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Notice and offer to stockholders

(a) Duty of successor. —

(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) Manner of sending notice. — The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors

(a) Petition for appraisal. — Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b) Consolidation of suits; joinder of objectors. —

(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate

(a) Submission of certificate. — At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) Transfer of stock bearing notation. — If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value

(a) Court to appoint appraisers. — If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Report of appraisers — Filing. — Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) Same — Contents. — The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d) Same — Service; objection. —

(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers’ report

(a) Order of court. — The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b) Procedure after order. —

(1) If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers’ report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c) Judgment includes interest. —

(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(d) Costs of proceedings. —

(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(2) Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:

(i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or

(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) Effect of judgment. — The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

§ 3-212. Surrender of stock

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock

(a) General rule. — A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

(b) Successor in transfer of assets. — After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Successor in consolidation, merger, or share exchange. — Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.